04037343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0518
Expires:	March 31, 2005
Estimated average burden hours per response.........0.13	

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Burtonwood plc

(Name of Subject Company)

Not applicable

(Translation of Subject Company's Name into English (if applicable))

England

(Jurisdiction of Subject Company's Incorporation or Organization)

The Wolverhampton & Dudley Breweries, PLC

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Sarah C. Murphy, Esq. Freshfields Bruckhaus Deringer, 65 Fleet Street, London, EC4Y 1HS, England Tel: +44 20 7936 4000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 3, 2004

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1	**Home Jurisdiction Documents**
Exhibit Number	**Description**
2.	Offer Document for the recommended cash offers by The Wolverhampton & Dudley Breweries, PLC and (outside the United States) by McQueen Limited on its behalf for Burtonwood PLC.

Item 2 **Information Legends**

The required legends are included on pages 5 and 28.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

The Wolverhampton & Dudley Breweries, PLC has filed a written irrevocable consent and power of attorney on Form F-X concurrently with the original Form CB filed on December 3, 2004.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Paul Inglett – Finance Director

(Name and Title)

December 8, 2004

(Date)

THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Offers or the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Burtonwood Shares, please forward this document and the accompanying documentation as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. These documents should not, however, be mailed or otherwise sent into Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the laws of such jurisdiction. If you have sold or otherwise transferred only part of your holding of Burtonwood Shares, you should retain these documents.

Recommended Cash Offers

by

The Wolverhampton & Dudley Breweries, PLC

and (outside the United States) by

McQueen Limited

on its behalf for

Burtonwood PLC

Your attention is drawn to the letter from the Chairman of Burtonwood, which contains the recommendation of the Directors of Burtonwood to accept the Offers, which is set out on pages 5 to 9 of this document.

The procedure for acceptance of the Offers is set out on pages 15 to 20 of this document and, in respect of certificated Burtonwood Shares, in the Form(s) of Acceptance. To accept the Offers in respect of certificated Burtonwood Shares, you must complete and return the accompanying Form(s) of Acceptance as soon as possible and, in any event, so as to be received by the Receiving Agent by no later than 3.00 p.m. (London time) on 5 January 2005. Acceptances in respect of uncertificated Burtonwood Shares should be made electronically through CREST so that the TTE instruction settles no later than 3.00 p.m. (London time) on 5 January 2005. If you are a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo.

Application will be made to the UK Listing Authority for the New W&DB Shares to be admitted to the Official List and to the London Stock Exchange for the New W&DB Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that such admission will take effect and that dealings will commence in the New W&DB Shares on the first dealing day following the day on which the Ordinary Offer becomes or is declared unconditional in all respects.

The Offers, including the Partial Share Alternative and the Loan Note Alternatives, are not being made, directly or indirectly, in or into, and are not capable of acceptance in or from, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in or into Canada, Australia or Japan.

The New W&DB Shares and the Loan Notes have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New W&DB Shares and the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located or resident in Canada, Australia or Japan.

The New W&DB Shares and the Loan Notes have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. Neither the SEC nor any US state securities commission has approved or disapproved of the securities offered in connection with the Ordinary Offer, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

The Offers are being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act. The Ordinary Offer is also being made pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. New W&DB Shares will be "restricted securities", within the meaning of Rule 144(a)(3) under the US Securities Act, to the same extent and proportion as the Burtonwood Ordinary Shares tendered into the Ordinary Offer. The Loan Notes are to be issued solely to offer tax advantages not available in the United States. Accordingly, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States (or to persons resident in the United States). The Loan Notes will not be listed on any stock exchange.

McQueen, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for W&DB and no-one else in connection with the Offers and other matters described in this document and will not be responsible to anyone other than W&DB for providing the protections afforded to clients of McQueen or for providing advice in relation to the Offers or any other matter described in this document.

Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Burtonwood and no-one else in connection with the Offers and other matters described in this document and will not be responsible to anyone other than Burtonwood for providing the protections afforded to clients of Rothschild or for providing advice in relation to the Offers or any other matter described in this document.

KPMG Corporate Finance, a division of KPMG LLP which is authorised and regulated by the Financial Services Authority for investment business activities, is acting exclusively for Burtonwood as financial adviser in relation to the Offers and is not acting for any other person in relation to the Offers. KPMG Corporate Finance will not be responsible to anyone other than Burtonwood for providing the protections afforded to its clients or for providing advice in relation to the contents of this document or any arrangement referred to herein.

This document should be read in conjunction with the accompanying Forms of Acceptance (if you hold Burtonwood Shares in certificated form).

Notice to US holders of Burtonwood Shares

The Offers are being made for the securities of a UK company and are subject to UK disclosure requirements which are different from those of the United States. The financial information included in this document has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. Also, the settlement procedure with respect to the Offers will be consistent with UK practice, which differs from US domestic tender offer procedures in certain material respects, particularly with regard to the date of payment. Whether located in the US or elsewhere, Burtonwood Shareholders will receive their cash consideration in pounds sterling.

It may be difficult for US holders of Burtonwood Shares to enforce their rights and any claim arising out of the US federal securities laws, since W&DB and Burtonwood are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. US holders of Burtonwood Shares may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice, W&DB or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Burtonwood Shares outside the United States, other than pursuant to the Offers, before or during the period in which the Offers remain open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com.

The Offers in the United States are being made solely by W&DB and neither McQueen nor any of its affiliates are making the Offers in the United States. References in this document and any related documents to the Offers being made by McQueen on behalf of W&DB should be read and construed accordingly by US holders of Burtonwood Shares. While the Offers are being made available to holders of Burtonwood Shares in the United States, the right to tender Burtonwood Shares is not being made available in any jurisdiction in the United States in which the making of the Offers or the right to tender Burtonwood Shares would not be in compliance with the laws of such jurisdiction.

Forward looking statements

This document contains forward-looking statements, which may be identified by words such as "believe", "expect", "anticipate", "intend", "plan", "seek", "estimate", "will", "would" or words of similar meaning, that involve risks and uncertainties, as well as assumptions, that, if they were to materialise or prove incorrect, could cause the results of W&DB and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. W&DB assumes no obligation and does not intend to update these forward-looking statements, except as required pursuant to applicable law. Nothing in this document is intended to be a profit forecast or be interpreted to mean that earnings per share of W&DB for the current or future financial years would necessarily match or exceed the historical published earnings per share of W&DB or Burtonwood.

TO ACCEPT THE OFFERS:

1. **If you do not hold your Burtonwood Shares in CREST, complete the relevant Form(s) of Acceptance in accordance with paragraph 12 of the letter from McQueen (see pages 15 to 20). Return the completed Form(s) of Acceptance (along with any appropriate documents of title) using the enclosed first class reply-paid envelope as soon as possible and, in any event, so as to be received by 3.00 p.m. (London time) on 5 January 2005.**

2. **If you hold your Burtonwood Shares in CREST, you should follow the procedures set out in paragraphs 12(e) to (j) of the letter from McQueen (see pages 18 to 20).**

If you require assistance on the completion of the Forms of Acceptance or how to accept the Offers, please telephone, Capita IRG Plc, the Receiving Agent to the Offers, on: 0870 162 3121 (from within the UK) and +44 208 639 2157 (from outside the UK). However, you should be aware that the Receiving Agent cannot provide any financial advice in connection with the Offers.

THE FIRST CLOSING DATE OF THE OFFERS IS 3.00 P.M. (LONDON TIME) ON 5 JANUARY 2005.

CONTENTS

PART I

Letter from the Chairman of Burtonwood PLC

Burtonwood PLC
Bold Lane
Burtonwood
Warrington
WA5 4PJ

Directors:

Richard Gilchrist, Chairman
Lynne D'Arcy, Managing Director
Nigel Wimpenny, Finance Director
Gavin Reed, Non-Executive Director
William Cran, Non-Executive Director
Jamie Dutton-Forshaw, Non-Executive Director
David Southworth, Non-Executive Director

8 December 2004

To Burtonwood Shareholders and, for information only, to participants in the Burtonwood Share Schemes

Dear Shareholder,

Recommended cash offers for Burtonwood PLC

1. Introduction

On 3 December 2004, the boards of directors of W&DB and Burtonwood announced that they had reached agreement on the terms of recommended cash offers, to be made (outside the United States) by McQueen on behalf of W&DB (and in the United States by W&DB), to acquire the whole of the issued and to be issued share capital of Burtonwood.

I am now writing to you to explain the background to the Offers and the reasons why the board of Burtonwood considers the Offers to be fair and reasonable and, accordingly, is unanimously recommending Burtonwood Shareholders to accept the Offers.

The Directors of Burtonwood (other than William Cran who has irrevocably undertaken to instruct the registered holder of the Burtonwood Ordinary Shares held beneficially by him to accept the Ordinary Offer), their related parties and certain other Burtonwood Shareholders have irrevocably undertaken so to accept the Offers in respect of 11,256,724 Burtonwood Ordinary Shares, representing approximately 51.9 per cent of the existing issued ordinary share capital of Burtonwood.

The reasons why the Directors of Burtonwood consider the terms of the Offers to be fair and reasonable are set out in paragraph 5 of this letter.

Burtonwood Shareholders should note that acceptances should be despatched as soon as possible and, in any event, so as to be received by no later than 3.00 p.m. (London time) on 5 January 2005.

2. The Offers

The formal Offers are contained in the letter from McQueen, W&DB's financial adviser, which is set out in Part II of this document. The Ordinary Offer is being made on the following basis:

for each Burtonwood Ordinary Share	***550 pence in cash***

The Ordinary Offer values Burtonwood's existing issued ordinary share capital at approximately £119 million and represents an enterprise value of approximately £155 million.

The Ordinary Offer represents a premium of approximately:

- 43.0 per cent to the closing mid-market price of 384.5 pence per Burtonwood Ordinary Share on 26 November 2004, the last business day before Burtonwood's announcement that it was in preliminary discussions with a third party which may or may not lead to an offer being made for Burtonwood;
- 7.3 per cent to the closing mid-market price of 512.5 pence per Burtonwood Ordinary Share on 2 December 2004, the last business day before the announcement of the Ordinary Offer; and
- 51.9 per cent to the average closing mid-market price of 362.1 pence per Burtonwood Ordinary Share in the 12 months preceding the announcement of the Ordinary Offer.

The Ordinary Offer is subject to the conditions and further terms set out or referred to in Appendix I to this document and in the WHITE Form of Acceptance.

In addition, under the terms of the Ordinary Offer, Burtonwood Ordinary Shareholders will be entitled to receive and retain the interim dividend of 3.45 pence per Burtonwood Ordinary Share, which was announced on 15 November 2004. In the event that the Ordinary Offer becomes or is declared unconditional in all respects prior to 14 January 2005 (the record date for the interim dividend), Burtonwood Ordinary Shareholders who accept the Ordinary Offer will be entitled to receive and retain this interim dividend.

The Preference Offer is being made on the following basis:

for each Burtonwood Preference Share	**130 pence in cash**

The Preference Offer values Burtonwood's existing issued preference share capital at approximately £0.6 million.

The Preference Offer is subject to the condition and further terms set out or referred to in Appendix I to this document and in the BLUE Form of Acceptance.

3. Partial Share Alternative

As an alternative to some or all of the cash consideration of 550 pence per Burtonwood Ordinary Share which would otherwise be receivable under the Ordinary Offer, Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer (other than certain Overseas Shareholders) may elect to receive New W&DB Shares (but subject to any scaling back as set out below) on the following basis:

for each Burtonwood Ordinary Share	**0.5943 New W&DB Shares**

The value of each Burtonwood Ordinary Share under the Partial Share Alternative, calculated on the basis set out in Note 2 to Appendix III to this document, was 562.34 pence.

For the avoidance of doubt, the New W&DB Shares will not be issued prior to the record date for the proposed W&DB final dividend for the 53 weeks ended 2 October 2004 and, accordingly, will not rank for that dividend.

The Partial Share Alternative is available in respect of all or part of a Burtonwood Ordinary Shareholder's holding of Burtonwood Ordinary Shares (but subject to any scaling back, as set out below).

The maximum number of New W&DB Shares available under the Partial Share Alternative in connection with the Ordinary Offer is 3,867,056, representing approximately 5.3 per cent of the existing issued ordinary share capital of W&DB and approximately 30 per cent of the Ordinary Offer consideration.

To the extent that valid elections for New W&DB Shares under the Partial Share Alternative exceed the maximum number of New W&DB Shares available under the Partial Share Alternative, such elections will be scaled back *pro rata*, as nearly as practicable. If elections for New W&DB Shares are scaled back, Burtonwood

Ordinary Shareholders will instead receive cash consideration or, if a valid election is made to receive Loan Notes, Loan Notes, in respect of any election under the Partial Share Alternative which is not fully satisfied by New W&DB Shares.

The Partial Share Alternative is conditional on the Ordinary Offer becoming or being declared unconditional in all respects and will remain open for so long as the Ordinary Offer remains open for acceptance, subject to valid elections not having been received by an earlier date (not being earlier than the date on which the Ordinary Offer becomes or is declared unconditional in all respects) under the Partial Share Alternative in respect of the maximum number of New W&DB Shares available under the Partial Share Alternative.

Further details in relation to the Partial Share Alternative and the action you should take to elect for it are set out in paragraphs 4 and 12 of the letter from McQueen set out in Part II of this document and in the WHITE Form of Acceptance.

Your decision as to whether to accept the cash or New W&DB Shares will depend on your individual circumstances, including your tax position. When deciding which form of consideration to receive, Burtonwood Ordinary Shareholders who are resident for tax purposes in the United Kingdom should consider the information on United Kingdom taxation referred to in paragraph 13 of the letter from McQueen set out in Part II of this document.

The Directors of Burtonwood make no recommendation to Burtonwood Ordinary Shareholders in respect of the Partial Share Alternative. Burtonwood Ordinary Shareholders who are in any doubt as to whether to elect for the Partial Share Alternative should consult their stockbroker, solicitor, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 immediately.

4. Loan Note Alternatives

As an alternative to some or all of the cash consideration of 550 pence per Burtonwood Ordinary Share which would otherwise be receivable under the Ordinary Offer, Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer (other than certain Overseas Shareholders) may elect to receive Loan Notes to be issued by W&DB on the following basis:

for every £1 of cash consideration under the Ordinary Offer **£1 nominal value of Loan Notes**

The Loan Note Alternatives are conditional upon the Ordinary Offer becoming or being declared unconditional in all respects and will remain open for so long as the Ordinary Offer remains open for acceptance. The Loan Notes will be guaranteed as to the payment of principal by Barclays Bank on terms agreed with Barclays Bank but will otherwise be unsecured and will be issued, credited as fully paid, in amounts and integral multiples of £1 nominal value. Fractional entitlements to Loan Notes will be disregarded and will not be issued to persons accepting the Ordinary Offer. The Loan Notes will bear interest from the date of issue to the relevant holder of Loan Notes, payable every six months in arrears (less any tax required by law to be deducted or withheld therefrom) on 30 April and 31 October each year, with the first interest payment to be made on 31 October 2005, at a rate per annum calculated to be 0.75 per cent below six month LIBOR as determined on the first business day of each such interest period.

W&DB reserves the right not to issue the Loan Notes where valid elections are received for an aggregate of less than £2 million in nominal value of Loan Notes by the date the Ordinary Offer becomes unconditional in all respects. If insufficient elections are received, Burtonwood Ordinary Shareholders who elected to receive Loan Notes will instead receive cash consideration in accordance with the terms of the Ordinary Offer.

W&DB may elect to redeem any Loan Notes on 31 October 2006 or any subsequent interest payment date if the aggregate nominal value of the Loan Notes then outstanding is less than £2 million. The Loan Notes will be transferable, but no application will be made for them to be listed on any stock exchange.

Further details in relation to the Loan Note Alternatives and the action you should take to elect for Loan Notes are set out in paragraphs 5 and 12 of the letter from McQueen set out in Part II of this document and in the WHITE Form of Acceptance. A summary of the terms of the Loan Notes is contained in Appendix II to this document.

Your decision as to whether to accept the cash or Loan Notes will depend on your individual circumstances, including your tax position. When deciding which form of consideration to receive, Burtonwood Ordinary Shareholders who are resident for tax purposes in the United Kingdom should

consider the information on United Kingdom taxation referred to in paragraph 13 of the letter from McQueen set out in Part II of this document.

The Directors of Burtonwood make no recommendation to Burtonwood Ordinary Shareholders in respect of the Loan Note Alternatives. Burtonwood Ordinary Shareholders who are in any doubt as to whether to elect for the Loan Note Alternatives should consult their stockbroker, solicitor, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 immediately.

5. Background to and reasons for the recommendation of the Offers

Following an unsolicited approach from W&DB to Burtonwood, it was announced, on 3 December 2004, that the boards of W&DB and Burtonwood had reached agreement on the terms of recommended cash offers to be made (outside the United States) by McQueen on behalf of W&DB (and in the United States by W&DB), to acquire the whole of the issued and to be issued share capital of Burtonwood, on the basis of 550 pence in cash for each Burtonwood Ordinary Share and 130 pence in cash for each Burtonwood Preference Share.

The Ordinary Offer represents:

- a premium of approximately 43.0 per cent to the closing mid-market price of 384.5 pence per Burtonwood Ordinary Share on 26 November 2004, the last business day before Burtonwood's announcement that it was in preliminary discussions with a third party which may or may not lead to an offer being made for Burtonwood;
- a premium of approximately 51.9 per cent to the average closing mid-market price of 362.1 pence per Burtonwood Ordinary Share in the 12 months preceding the announcement of the Ordinary Offer;
- an enterprise value to EBITDA multiple of approximately 9.4 times Burtonwood's EBITDA for the year ended 3 April 2004; and
- a price to earnings multiple of approximately 17.0 times Burtonwood's underlying earnings per share for the year ended 3 April 2004.

The Directors of Burtonwood consider that the Ordinary Offer represents a substantial premium to both the Burtonwood Ordinary Share price immediately prior to the announcement by Burtonwood that it was in preliminary discussions with a third party which may or may not lead to an offer being made for Burtonwood and to the average Burtonwood Ordinary Share price in the 12 months preceding the announcement of the Ordinary Offer.

Further, the Directors of Burtonwood believe that the Offers represent attractive prices and deliver certainty of value to Burtonwood Shareholders at a time when the market dynamics within the UK pub sector have evolved to make future growth more difficult for smaller pub companies such as Burtonwood and when cost and legislative pressures look set to continue rising. Accordingly, the Directors of Burtonwood consider the Offers to be in the best interests of Burtonwood Shareholders as a whole.

6. Management and employees

W&DB has confirmed that, following the Offers becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of the employees of Burtonwood will be fully safeguarded.

7. Burtonwood Share Schemes

The Ordinary Offer extends to any Burtonwood Ordinary Shares which are unconditionally allotted or issued whilst the Ordinary Offer remains open for acceptance, as a result of the exercise of options granted under the Burtonwood Share Schemes.

If the Ordinary Offer becomes or is declared unconditional in all respects, W&DB will make appropriate proposals to holders of options granted under the Burtonwood Share Schemes.

8. Taxation

Your attention is drawn to paragraph 13 of Part II of this document headed "United Kingdom Taxation". If you are in any doubt as to your tax position or if you are subject to tax in any jurisdiction other than the United Kingdom, you should consult an appropriate professional adviser without delay.

9. Action to be taken

To accept the Ordinary Offer and/or the Preference Offer in respect of certificated Burtonwood Shares you must complete the relevant Form(s) of Acceptance in accordance with the instructions printed on it/them and return it/them together with your share certificate(s) and/or other document(s) of title to the Receiving Agent, Capita IRG, at Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH by post or (during normal business hours) by hand, as soon as possible, but in any event so as to arrive by no later than 3.00 p.m. (London time) on 5 January 2005. Acceptances in respect of uncertificated Burtonwood Shares should be made electronically through CREST so that the TTE instruction settles not later than 3.00 p.m. (London time) on 5 January 2005. Further details of how to accept the Offers are set out in paragraph 12 of Part II of this document.

10. Conclusion

The Directors of Burtonwood, who have been so advised by KPMG Corporate Finance, consider the terms of the Offers to be fair and reasonable so far as Burtonwood Shareholders are concerned. The Directors of Burtonwood have also been advised by Rothschild. Rothschild has a corporate advisory relationship with W&DB and, as a consequence of Rule 3 of the City Code, Rothschild is not acting as independent adviser for the purposes of the Offers. Rothschild also considers the terms of the Offers to be fair and reasonable so far as Burtonwood Shareholders are concerned. In providing advice to the Directors of Burtonwood, KPMG Corporate Finance and Rothschild have taken into account the commercial assessments of the Directors of Burtonwood.

11. Recommendation

Accordingly, the Directors of Burtonwood recommend unanimously that Burtonwood Shareholders accept the Offers, as they (other than William Cran who has irrevocably undertaken to instruct the registered holder of the Burtonwood Ordinary Shares beneficially held by him to accept the Ordinary Offer) and their related parties have irrevocably undertaken to do in respect of their own beneficial holdings amounting to, in aggregate, 2,637,407 Burtonwood Ordinary Shares (representing approximately 12.2 per cent of the existing issued ordinary share capital of Burtonwood).

Yours sincerely

Richard Gilchrist

Richard Gilchrist
Chairman

Letter from McQueen

McQueen Limited Charles House 18b Charles Street London W1J 5DU

8 December 2004

To all Burtonwood Shareholders and, for information only, to participants in the Burtonwood Share Schemes

Dear Shareholder,

Recommended Cash Offers for Burtonwood by W&DB

1. Introduction

On 3 December 2004, it was announced that the Boards of W&DB and Burtonwood had reached agreement on the terms of recommended cash offers, to be made (outside the United States) by McQueen on behalf of W&DB (and in the United States by W&DB), to acquire the whole of the issued and to be issued share capital of Burtonwood.

This document and, if you hold certificated Burtonwood Shares, the accompanying Form(s) of Acceptance, contain the formal Offers (including their terms and conditions).

Burtonwood Shareholders who accept the Offers will be entitled to receive 550 pence in cash for each Burtonwood Ordinary Share (with a Partial Share Alternative and Loan Note Alternatives) and 130 pence in cash for each Burtonwood Preference Share. The Offers value the existing issued share capital of Burtonwood at approximately £120 million.

Your attention is drawn to the letter of recommendation from the Chairman of Burtonwood in Part I of this document, which sets out the reasons why the Directors of Burtonwood, who have been so advised by KPMG Corporate Finance and Rothschild, consider the terms of the Offers to be fair and reasonable and, accordingly, unanimously recommend all Burtonwood Shareholders to accept the Offers, as the Directors of Burtonwood (other than William Cran, who has irrevocably undertaken to instruct the registered holder of the Burtonwood Ordinary Shares beneficially held by him to accept the Ordinary Offer) and their related parties have irrevocably undertaken to do in relation to their entire beneficial holdings.

W&DB has received irrevocable undertakings to accept the Ordinary Offer in respect of 11,256,724 Burtonwood Ordinary Shares, representing approximately 51.9 per cent of the existing issued ordinary share capital of Burtonwood. Further details of these undertakings are given in paragraph 3 below.

Please read carefully paragraph 12 below which sets out the procedures for acceptance of the Offers. Your attention is drawn, in particular, to the conditions and further terms of the Offers set out in Appendix I to this document and, if you hold certificated Burtonwood Shares, in the Form(s) of Acceptance. Your attention is also drawn to the financial and other information on W&DB and Burtonwood contained in Appendices IV, V and VI to this document.

2. The Offers

McQueen, on behalf of W&DB (outside the United States), and W&DB itself (inside the United States) offer to acquire, on the terms and subject to the conditions and further terms set out in Appendix I to this document and, in respect of certificated Burtonwood Shares, the accompanying Form(s) of Acceptance, all of the Burtonwood Shares on the following bases:

for each Burtonwood Ordinary Share	**550 pence in cash**
for each Burtonwood Preference Share	**130 pence in cash**

The Ordinary Offer values the existing issued ordinary share capital of Burtonwood at approximately £119 million and represents a premium of 43.0 per cent to the Closing Price of 384.5 pence per Burtonwood Ordinary Share on 26 November 2004, the last Business Day before Burtonwood's announcement that it was in discussions which may or may not lead to an offer.

In addition, under the terms of the Ordinary Offer, Burtonwood Ordinary Shareholders will be entitled to receive and retain the interim dividend of 3.45 pence per Burtonwood Ordinary Share which was announced on 15 November 2004. In the event that the Ordinary Offer becomes or is declared unconditional in all respects prior to 14 January 2005 (the record date for the interim dividend), Burtonwood Ordinary Shareholders who accept the Ordinary Offer will be entitled to receive and retain this interim dividend.

The Offers extend to all Burtonwood Shares unconditionally allotted or issued and fully paid on the date of the Offers (excluding any treasury shares except to the extent these cease to be held as treasury shares before such date as W&DB may determine) and any Burtonwood Shares which are unconditionally allotted or issued and fully paid (including pursuant to the exercise of options under the Burtonwood Share Schemes) before the date on which the Offers close or such earlier date as W&DB may, subject to the City Code, decide, not being earlier than, in the case of the Ordinary Offer, the date on which the Ordinary Offer becomes unconditional as to acceptances and, in the case of the Preference Offer, the date on which the Preference Offer becomes unconditional in all respects.

Burtonwood Shares will be acquired under the Offers fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after 3 December 2004, other than the interim dividend of 3.45 pence per Burtonwood Ordinary Share announced on 15 November 2004 and payable on 8 February 2005.

The conditions to the Offers are set out in Appendix I to this document.

The financial effects of acceptance of the Ordinary Offer are set out in Appendix III to this document.

The procedure for acceptance of the Offers is set out in paragraph 12 of this letter.

3. Irrevocable undertakings

W&DB has received irrevocable undertakings to accept (or procure the acceptance of) the Ordinary Offer (including from the Directors of Burtonwood, other than William Cran, and their related parties) in respect of 11,256,724 Burtonwood Ordinary Shares, representing approximately 51.9 per cent of the existing issued ordinary share capital of Burtonwood.

The undertakings from the Directors of Burtonwood (other than William Cran) and their related parties are in respect of their entire beneficial holdings of Burtonwood Ordinary Shares, amounting to, in aggregate, 2,637,407 Burtonwood Ordinary Shares, representing approximately 12.2 per cent of Burtonwood's existing issued ordinary share capital. The undertakings from the Directors of Burtonwood (other than William Cran) and their related parties will cease to be binding only if the Ordinary Offer lapses or is withdrawn and remain binding in the event that a higher competing offer for Burtonwood is made.

These undertakings also include undertakings from certain other Burtonwood Ordinary Shareholders in respect of 8,619,317 Burtonwood Ordinary Shares, representing approximately 39.7 per cent of Burtonwood's existing issued ordinary share capital. These undertakings will cease to be binding only if the Ordinary Offer lapses or is withdrawn and remain binding in the event that a higher competing offer for Burtonwood is made.

William Cran has irrevocably undertaken to instruct the registered holder of the 23,738 Burtonwood Ordinary Shares beneficially held by him to accept the Ordinary Offer.

4. The Partial Share Alternative

As an alternative to some or all of the cash consideration of 550 pence per Burtonwood Ordinary Share which would otherwise be receivable under the Ordinary Offer, Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer (other than certain Overseas Shareholders) are able to elect to receive New W&DB Shares (but subject to any scaling back as set out below) on the following basis:

for each Burtonwood Ordinary Share **0.5943 New W&DB Shares**

The value of each Burtonwood Ordinary Share under the Partial Share Alternative, calculated on the basis set out in Note 2 to Appendix III to this document, was 562.34 pence.

The Partial Share Alternative is available in respect of all or part of a Burtonwood Ordinary Shareholder's holding of Burtonwood Ordinary Shares (but subject to any scaling back, as set out below).

The maximum number of New W&DB Shares available under the Partial Share Alternative in connection with the Ordinary Offer is 3,867,056, representing approximately 5.3 per cent of the existing issued ordinary share capital of W&DB.

To the extent that valid elections for New W&DB Shares under the Partial Share Alternative exceed the maximum number of New W&DB Shares available under the Partial Share Alternative, such elections will be scaled back *pro rata*, as nearly as practicable. If elections for New W&DB Shares are scaled back, Burtonwood Ordinary Shareholders will instead receive cash consideration or, if a valid election is made to receive Loan Notes, Loan Notes, in respect of any election under the Partial Share Alternative which is not fully satisfied by New W&DB Shares.

Entitlements to New W&DB Shares in respect of valid elections under the Partial Share Alternative (and any scaling back) will be determined initially by reference to the number of New W&DB Shares for which valid elections are received by the date the Ordinary Offer becomes or is declared unconditional in all respects. Thereafter, entitlements will be determined by reference to further valid elections received by subsequent consideration settlement dates.

If valid elections under the Partial Share Alternative are received in respect of less than the maximum number of New W&DB Shares, then all such elections will be satisfied in full and the remaining number of New W&DB Shares will not be issued.

The New W&DB Shares will be issued free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights thereafter attaching thereto. The New W&DB Shares will be issued credited as fully paid and will, when issued, rank equally in all respects with the then existing W&DB Shares. For the avoidance of doubt, the New W&DB Shares will not be issued prior to the record date for the proposed W&DB final dividend for the 53 weeks ended 2 October 2004 and, accordingly, will not rank for that dividend.

Fractional entitlements to New W&DB Shares arising pursuant to the Partial Share Alternative will be disregarded and will not be allotted.

The New W&DB Shares have not been, and will not be, registered under the US Securities Act, or under the securities laws of any jurisdiction of the United States. The New W&DB Shares will be "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act to the same extent and proportion as the Burtonwood Ordinary Shares tendered into the Ordinary Offer. The New W&DB Shares have not been, and will not be, registered under the securities laws of any jurisdiction of Canada, Australia or Japan. The New W&DB Shares may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Canada, Australia or Japan or to, or for the account or benefit of, a person located or resident in Canada, Australia or Japan.

The Partial Share Alternative is conditional on the Ordinary Offer becoming or being declared unconditional in all respects and will remain open for so long as the Ordinary Offer remains open for acceptance, subject to valid elections not having been received by an earlier date (not being earlier than the date on which the Ordinary Offer becomes or is declared unconditional in all respects) under the Partial Share Alternative in respect of the maximum number of New W&DB Shares available under the Partial Share Alternative.

Further details of the terms of the Partial Share Alternative are set out in paragraph 8 of Part B of Appendix I to this document.

Your attention is also drawn to paragraph 12 below, which sets out the procedure for electing for the Partial Share Alternative.

5. The Loan Note Alternatives

As an alternative to some or all of the cash consideration of 550 pence per Burtonwood Ordinary Share which would otherwise be receivable under the Ordinary Offer, Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer (other than certain Overseas Shareholders) are able to elect to receive Loan Notes to be issued by W&DB on the following basis:

for every £1 of cash consideration under the Ordinary Offer	**£1 nominal value of Loan Notes**

The Loan Notes, which will be governed by English law, will be unsecured obligations of W&DB, guaranteed as to the payment of principal by Barclays Bank on terms agreed with Barclays Bank. The Loan Notes will bear interest from the date of issue to the relevant holder of Loan Notes, payable every six months in arrears (less any tax required by law to be deducted or withheld therefrom) on 30 April and 31 October each year, with the first interest payment to be made on 31 October 2005, at a rate per annum calculated to be 0.75 per cent below six month LIBOR as determined on the first Business Day of each such interest period.

The Loan Notes will be redeemable at par (together with accrued interest) at the option of the holders, in whole or in part, on interest payment dates commencing on 30 April 2006. Any Loan Notes outstanding on 30 April 2010 will be redeemed at par (together with any accrued interest) on that date. W&DB may elect to redeem any Loan Notes on 31 October 2006 or any subsequent interest payment date if the aggregate nominal value of the Loan Notes then outstanding is less than £2 million. The Loan Notes will be transferable, but no application will be made for them to be listed or dealt in on any stock exchange.

The Loan Notes will be issued in integral multiples of £1 nominal value. Fractional entitlements to Loan Notes will be disregarded and will not be issued to persons accepting the Ordinary Offer. W&DB reserves the right not to issue the Loan Notes where valid elections are received for an aggregate of less than £2 million in nominal value of Loan Notes by the date the Ordinary Offer becomes unconditional in all respects. If insufficient elections are received, Burtonwood Ordinary Shareholders who elected to receive Loan Notes will instead receive cash consideration in accordance with the terms of the Ordinary Offer.

The Loan Note Alternatives comprise the QCB Loan Note Alternative and the Non-QCB Loan Note Alternative. The terms of the QCB Loan Note Alternative are the same as the terms of the Non-QCB Loan Note Alternative, except that, under the QCB Loan Note Alternative, W&DB is not permitted to repay the QCB Loan Notes in dollars on the final repayment date. A summary of certain tax consequences of the Loan Note Alternatives for Burtonwood Ordinary Shareholders is set out in paragraph 13 below.

The Loan Note Alternatives are conditional on the Ordinary Offer becoming or being declared unconditional in all respects and will remain open for so long as the Ordinary Offer remains open for acceptance.

Hoare Govett has advised that, based on market conditions on 6 December 2004, being the latest practicable date prior to the posting of this document, its estimate of the value of the Loan Notes (had they been in issue on that day) would have been not less than 98 pence per £1 in nominal value of the Loan Notes.

The Loan Notes have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state or other jurisdiction of the United States, Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or to, or for the account or benefit of, a person located in or resident in the United States, Canada, Australia or Japan.

Further details of the terms of the Loan Notes are set out in Appendix II to this document and further details of the Loan Note Alternatives are set out in paragraph 9 of Part B of Appendix I to this document.

Your attention is also drawn to paragraph 12 below, which sets out the procedure for electing for the Loan Note Alternatives.

6. Information on W&DB

W&DB is a leading brewer and pub retailing business. W&DB's pub estate comprises 513 managed pubs and 1,162 pubs let to tenants or lessees. W&DB's managed pub estate trades as 'Pathfinder Pubs', and its tenanted and leased pubs form 'The Union Pub Company'.

W&DB's brewing division, WDB Brands, brews some of the leading ales in the country, including Marston's Pedigree, a premium ale, and the Banks's and Mansfield brands, which are standard ales.

W&DB's preliminary results for the 53 weeks ended 2 October 2004 showed turnover of £513.7 million (2003: £490.5 million), profit before taxation, goodwill and exceptional items of £77.7 million (2003: £73.1 million) and net assets of £648.3 million (2003 restated: £457.7 million). Earnings per ordinary share on the same basis were 75.8 pence (2003: 68.9 pence).

The first eight weeks of the current financial year have started well. W&DB continues to make good progress in acquiring new sites and pubs in line with its plans and believes that it is in a strong position to exploit good acquisition opportunities.

7. Information on Burtonwood

Burtonwood has an estate of 460 pubs, situated in the North, the Midlands and in North Wales. The estate comprises 420 tenanted pubs and 40 managed pubs, is almost entirely freehold and comprises traditional community pubs.

Burtonwood's most recent audited accounts for the year ended 3 April 2004 showed group turnover of £50.4 million, group operating profit before depreciation of £16.4 million, group operating profit of £12.3 million and profit before taxation, exceptional items and the share of associates' losses of £10.1 million. Earnings per ordinary share on the same basis was 32.3 pence. Net assets as at 2 October 2004 amounted to £95.9 million and net debt amounted to £34.7 million.

8. Background to and reasons for the Offers

Background

The UK pub market is increasingly competitive with continuing cost pressures. W&DB seeks to deliver shareholder value through both organic growth and taking advantage of attractive acquisition opportunities.

Key to its success has been the approach management have taken in developing the business to build a competitive edge:

- *focus on high quality community pubs* – approximately 90 per cent of the W&DB estate is defined as being community or neighbourhood pubs with an estate that is recognised as one of the highest quality in the industry;
- *preference for freehold not leasehold ownership* – around 96 per cent of the W&DB estate (by value) are freehold pubs allowing W&DB shareholders to benefit from capital appreciation and enabling the management of property costs;
- *strong management and controls across the business* – W&DB aims to ensure that its retail disciplines are to the highest standards, costs are vigorously controlled and operating efficiency maximised;
- *mainstream market position* – W&DB operates contemporary managed pubs, a high quality tenanted/leased estate and brews high quality ale brands with attractive value orientated offers; and
- *flexible approach* – W&DB is able to drive improved margins through conversions to tenancy, and has opportunities to benefit from beer supply through WDB Brands.

W&DB believes that its strategy and business positioning delivers value for shareholders. Further, the acquisition of Wizard Inns earlier this year demonstrated the management team's ability to integrate an acquisition and deliver improved business performance and synergies as planned.

Reasons for the Offers

The acquisition of Burtonwood is consistent with W&DB's strategy of expanding its estate where suitable opportunities occur that meet its returns criteria. These include a strong geographic fit, operational benefits through scale, opportunities for cost savings and the delivery of value for W&DB shareholders. The acquisition will:

- provide W&DB with a strong, predominantly freehold, high quality estate in the North West region with average pub EBITDA of approximately £52,500 and average rent per pub of approximately £13,300;
- extend W&DB's portfolio in both the Union Pub Company and Pathfinder Pubs;
- offer increased operational flexibility through transfers between the managed and tenanted estates; and
- expand W&DB's distribution of high quality ale brands.

In addition, the acquisition is expected to:

- generate annualised cost savings of around £3 million per annum through the elimination of duplicated functions and the benefits of scale[1];
- be earnings enhancing before goodwill amortisation in the first full financial year following acquisition[2]; and

1 This statement of estimated cost savings relates to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

2 This statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that W&DB's future earnings per share will necessarily match or exceed the historical published earnings per share of W&DB or Burtonwood.

- generate a return in excess of W&DB's weighted average cost of capital in the first full financial year of ownership.

9. Financing the Offers

To finance the cash consideration payable under the Offers, W&DB has put in place a debt facility of £160 million, comprising £144 million to finance the Offers and related costs and £16 million for refinancing existing indebtedness of the Burtonwood Group and restructuring costs related to the Offers. The facilities agreement has been underwritten by Barclays Bank. Information on W&DB's financing arrangements is set out in paragraph 6 of Appendix VI to this document.

10. Burtonwood management and employees

W&DB confirms that the existing employment rights, including pension rights, of the employees of Burtonwood will be fully safeguarded.

11. Burtonwood Share Schemes

The Ordinary Offer extends to any Burtonwood Ordinary Shares which are unconditionally allotted or issued before the date on which the Ordinary Offer closes (or such earlier date as W&DB may, subject to the City Code, decide) as a result of the exercise of options granted under the Burtonwood Share Schemes.

If the Ordinary Offer becomes or is declared unconditional in all respects, appropriate proposals will be made to holders of options under the Burtonwood Share Schemes.

12. Procedure for acceptance of the Offers

This section should be read in conjunction with Appendix I to this document and, in respect of certificated Burtonwood Shares, the notes on the accompanying Form(s) of Acceptance.

Holders of Burtonwood Shares in certificated form (i.e. not in CREST) may only accept the Offers in respect of such shares by completing and returning the relevant enclosed Form(s) of Acceptance in accordance with the procedure set out in paragraphs 12(a) to (d) below. Holders of Burtonwood Shares held in certificated form, but under different designations, should complete a separate Form of Acceptance for each designation. Additional Forms of Acceptance are available from the Receiving Agent at the address set out below.

Holders of Burtonwood Shares in uncertificated form (i.e. in CREST) may only accept the Offers in respect of such shares by TTE instruction in accordance with the procedure set out in paragraphs 12(e) to (j) below. If those Burtonwood Shares are held under different member account IDs, you should send a separate TTE instruction for each member account ID.

If you hold Burtonwood Shares in both certificated and uncertificated form, you should comply with each of the procedures set out below applicable to the relevant form of your Burtonwood Shares.

If you are in any doubt as to the procedure for acceptance, please contact the Receiving Agent by telephone on 0870 162 3121 or, if calling from outside the UK, on +44 208 639 2157 or, in writing at Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

BURTONWOOD SHARES HELD IN CERTIFICATED FORM (i.e. NOT IN CREST)

(a) Completion of the Form(s) of Acceptance

To accept an Offer in respect of Burtonwood Shares held in certificated form, you must complete the relevant Form of Acceptance in accordance with the instructions set out below and on the relevant Form of Acceptance.

The **WHITE** Form of Acceptance is in respect of Burtonwood Ordinary Shares and the **BLUE** Form of Acceptance is in respect of Burtonwood Preference Shares.

The instructions printed on the Form(s) of Acceptance are deemed to form part of the terms of the Offers. You should complete a separate Form of Acceptance for Burtonwood Shares held in certificated form but under different designations.

Additional Forms of Acceptance are available from the Receiving Agent at the address set out above. The instructions for completing a Form of Acceptance in paragraphs (i), (ii), (iii) and (iv) below apply, where relevant, to each separate Form of Acceptance to be completed by you.

(i) *To accept the Ordinary Offer*

To accept the Ordinary Offer in respect of your Burtonwood Ordinary Shares, you must complete Box 1, Box 5 and Box 8 on the **WHITE** Form of Acceptance. In all cases, you must sign Box 4 on the **WHITE** Form of Acceptance including, if you are an individual, in the presence of a witness, who should also sign in accordance with the instructions printed on it. Any Burtonwood Ordinary Shareholder which is a company should execute the **WHITE** Form of Acceptance in accordance with the instructions printed on it. **If you do not insert a number in Box 1, your acceptance will be deemed to be in respect of all Burtonwood Ordinary Shares held by you.**

(ii) *To elect for the Partial Share Alternative under the Ordinary Offer*

To elect for the Partial Share Alternative in respect of some or all of your Burtonwood Ordinary Shares, you must complete the **WHITE** Form of Acceptance as set out in paragraph (i) above, as appropriate, and, in addition, complete Box 2. The number in Box 2 will indicate the number of Burtonwood Ordinary Shares for which you wish to receive New W&DB Shares instead of cash. Such number should not be greater than the number of Burtonwood Ordinary Shares inserted or deemed to be inserted in Box 1 of the **WHITE** Form of Acceptance.

If the number of Burtonwood Ordinary Shares inserted in Box 2 is greater than the number inserted or deemed to be inserted in Box 1, it will be deemed to be an election for the Partial Share Alternative in respect of all the Burtonwood Ordinary Shares in respect of which you have accepted or are deemed to have accepted the Ordinary Offer.

To the extent that elections for New W&DB Shares under the Partial Share Alternative exceed the maximum amount of New W&DB Shares available under the Partial Share Alternative, they will be scaled back *pro rata*, as nearly as practicable, to all valid elections received by the relevant time.

If elections for New W&DB Shares under the Partial Share Alternative are scaled back, those Burtonwood Ordinary Shareholders who have validly elected to receive New W&DB Shares will instead receive all or part of their consideration in cash, unless they have indicated, by inserting the word "YES" in Box 2A of the **WHITE** Form of Acceptance, that they elect for the Loan Note Alternatives to the extent that an election under the Partial Share Alternative is not fully satisfied by New W&DB Shares. If you do not insert the word "YES" in Box 2A of the **WHITE** Form of Acceptance, you will receive cash consideration to the extent that an election for New W&DB Shares under the Partial Share Alternative is not fully satisfied by New W&DB Shares.

If you insert the word "YES" in Box 2A of the **WHITE** Form of Acceptance, you should indicate in Box 3A of the **WHITE** Form of Acceptance whether you wish to receive QCB Loan Notes. If you do not insert "QCB" in Box 3A, you will be deemed to have made an election for Non-QCB Loan Notes.

In all cases, you must sign Box 4 on the **WHITE** Form of Acceptance including, if you are an individual, in the presence of a witness, who should also sign in accordance with the instructions printed on it. Any Burtonwood Ordinary Shareholder which is a company should execute the **WHITE** Form of Acceptance in accordance with the instructions printed on it.

Unless an exemption under the relevant securities laws is available, the Partial Share Alternative is not available to certain Overseas Shareholders or persons acting for the account or benefit of such Overseas Shareholders, as set out in paragraph 7 of Part B of Appendix I to this document.

(iii) *To elect for the Loan Note Alternatives under the Ordinary Offer*

To elect for the Loan Note Alternatives in respect of some or all of your Burtonwood Ordinary Shares (other than in respect of any election under the Partial Share Alternative which is not fully satisfied by New W&DB Shares and for which you elect for the Loan Note Alternatives as set out in paragraph (ii) above), you must complete the **WHITE** Form of Acceptance as set out in paragraph (i) above, as appropriate and, in addition, complete Box 3 and, if applicable, Box 3A. The number in Box 3 will indicate the number of Burtonwood Ordinary Shares for which you wish to receive Loan Notes instead of cash. Such number should not be greater than the number of Burtonwood Ordinary Shares inserted or deemed to be inserted in Box 1 of the **WHITE** Form of Acceptance.

If the number of Burtonwood Ordinary Shares inserted in Box 3 is greater than the number inserted or deemed to be inserted in Box 1, it will be deemed to be an election for the relevant Loan Note Alternative in respect of all the Burtonwood Ordinary Shares in respect of which you have accepted or are deemed to have accepted the Ordinary Offer.

You should indicate in Box 3A whether you wish to receive QCB Loan Notes. If you do not insert "QCB" in Box 3A, you will be deemed to have made an election for Non-QCB Loan Notes.

In all cases, you must sign Box 4 on the **WHITE** Form of Acceptance including, if you are an individual, in the presence of a witness, who should also sign in accordance with the instructions printed on it. Any Burtonwood Ordinary Shareholder which is a company should execute the **WHITE** Form of Acceptance in accordance with the instructions printed on it.

Unless an exemption under the relevant securities laws is available, the Loan Note Alternatives are not available to certain Overseas Shareholders or persons acting for the account or benefit of such Overseas Shareholders, as set out in paragraph 7 of Part B of Appendix I to this document.

(iv) *To accept the Preference Offer*

To accept the Preference Offer in respect of your Burtonwood Preference Shares, you must complete Box 1, Box 3 and Box 6 on the **BLUE** Form of Acceptance. In all cases, you must sign Box 2 on the **BLUE** Form of Acceptance including, if you are an individual, in the presence of a witness, who should also sign in accordance with the instructions printed on it. Any Burtonwood Preference Shareholder which is a company should execute the **BLUE** Form of Acceptance in accordance with the instructions printed on it. **If you do not insert a number in Box 1, your acceptance will be deemed to be in respect of all Burtonwood Preference Shares held by you.**

(b) Return of Form(s) of Acceptance

To accept the Ordinary Offer or, as the case may be, the Preference Offer, the relevant completed Form of Acceptance must be returned, together with your share certificate(s) and/or other document(s) of title for your Burtonwood Shares, to the Receiving Agent at Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH by post or (during normal business hours) by hand as soon as possible and in any event so as to be received by no later than 3.00 p.m. (London time) on 5 January 2005. A reply-paid envelope is enclosed for your convenience and may be used by Burtonwood Shareholders for returning a Form of Acceptance from within the UK. No acknowledgement of receipt of documents will be given.

Any Form of Acceptance received in an envelope postmarked in Canada, Australia or Japan or otherwise appearing to W&DB or its agents to have been sent from any of these jurisdictions may be rejected as an invalid acceptance of the relevant Offer. For further information on Overseas Shareholders, see paragraph 14 below.

(c) Share certificates not readily available or lost

If your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the relevant Form of Acceptance should still be completed, signed and returned as stated above so as to arrive by no later than 3.00 p.m. (London time) on 5 January 2005. You should send any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should submit the relevant share certificate(s) and/or other document(s) of title as soon as possible. No acknowledgement of receipt of document(s) will be given.

In the case of loss, you should write as soon as possible to Burtonwood's Registrars, Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH, for a letter of indemnity for lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned to the Receiving Agent as set out in paragraph 12(b) above.

(d) Validity of acceptances

Without prejudice to Part B and Part C of Appendix I to this document, subject to the provisions of the City Code, W&DB reserves the right to treat as valid in whole or in part any acceptance of an Offer which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of cash under the relevant Offer will be made and no New W&DB Shares or Loan Notes will be issued under the Ordinary Offer until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to W&DB have been received. The invalidity of an election for the Partial Share Alternative and/or the Loan Note Alternatives under the Ordinary Offer will not affect the validity of an otherwise valid **WHITE** Form of Acceptance and such acceptance will be deemed to be an acceptance of the basic terms of the Ordinary Offer for cash.

BURTONWOOD SHARES HELD IN UNCERTIFICATED FORM (i.e. IN CREST)

(e) General

If your Burtonwood Shares are in uncertificated form, to accept the Offers you should take (or procure the taking of) the action set out below to transfer the Burtonwood Shares in respect of which you wish to accept the Offers to the appropriate escrow balance(s), specifying the Receiving Agent (in its capacity as a CREST participant under the Escrow Agent's relevant participant ID referred to below) as the Escrow Agent, as soon as possible **and in any event so that the TTE instruction settles not later than 3.00 p.m. (London time) on 5 January 2005. Note that settlement cannot take place on weekends or bank holidays (or other times at which the CREST system is non-operational) – you should therefore ensure you time the input of any TTE instructions accordingly.**

The input and settlement of a TTE instruction in accordance with this paragraph 12(e) will (subject to satisfying the requirements set out in Parts B and D of Appendix I to this document) constitute an acceptance of the relevant Offer in respect of the number of Burtonwood Shares so transferred to escrow.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Only your CREST sponsor will be able to send the TTE instruction(s) to CRESTCo in relation to your Burtonwood Shares.

After settlement of a TTE instruction, you will not be able to access the Burtonwood Shares concerned in CREST for any transaction or charging purposes. If the relevant Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Burtonwood Shares concerned to itself in accordance with paragraph (d) of Part D of Appendix I to this document.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined below.

You should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Burtonwood Shares to settle prior to 3.00 p.m. (London time) on 5 January 2005. In this connection, you are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

(f) To accept the Offers

To accept an Offer in respect of Burtonwood Shares held in uncertificated form, you should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) to CRESTCo a Basic Offer TTE instruction in relation to such shares. A Basic Offer TTE instruction to CRESTCo must be properly authenticated in accordance with CRESTCo's specifications for transfers to escrow and must contain the following details:

- the ISIN number for the Burtonwood Shares. This is GB0001567097 for the Burtonwood Ordinary Shares and GB0001567212 for the Burtonwood Preference Shares;
- the number of Burtonwood Shares in respect of which you wish to accept the Offer (i.e. the number of Burtonwood Ordinary Shares or the number of Burtonwood Preference Shares to be transferred to escrow);
- your member account ID;
- your participant ID;
- the member account ID of the Escrow Agent for the Offers in their basic terms. This is WOLBUR01 for the Burtonwood Ordinary Shares and WOLBUR02 for the Burtonwood Preference Shares;
- the participant ID of the Escrow Agent. This is RA10 for the Burtonwood Ordinary Shares and the Burtonwood Preference Shares;
- the intended settlement date. This should be as soon as possible and, in any event, not later than 3.00 p.m. (London time) on 5 January 2005;
- the corporate action numbers of the Offers. These are allocated by CRESTCo and will be available on screen from CRESTCo;
- input with a standard delivery instruction priority of 80; and
- the contact name and telephone number in the shared note field.

(g) To elect for the Partial Share Alternative

To elect for the Partial Share Alternative in respect of Burtonwood Ordinary Shares held in uncertificated form, you should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) to CRESTCo an Alternative TTE instruction in relation to such shares by adopting the same procedures as apply in respect of a Basic Offer TTE instruction, but with the following variations:

- in the field relating to the number of Burtonwood Ordinary Shares to be transferred to escrow, you should insert the number of Burtonwood Ordinary Shares in respect of which you wish to make an election for the Partial Share Alternative;
- the member account ID of the Escrow Agent for elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied in cash is WOLBUR03;
- the member account ID of the Escrow Agent for elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied by QCB Loan Notes is WOLBUR04; and
- the member account ID of the Escrow Agent for elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied by Non-QCB Loan Notes is WOLBUR05.

If you elect to receive both QCB Loan Notes and Non-QCB Loan Notes, you shall be deemed to have elected for all Non-QCB Loan Notes.

(h) To elect for the Loan Note Alternatives

To elect for the Loan Note Alternatives in respect of Burtonwood Ordinary Shares held in uncertificated form, you should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) to CRESTCo an Alternative TTE instruction in relation to such shares by adopting the same procedures as apply in respect of a Basic Offer TTE instruction, but with the following variations:

- in the field relating to the number of Burtonwood Ordinary Shares to be transferred to escrow, you should insert the number of Burtonwood Ordinary Shares in respect of which you wish to make an election for the Loan Note Alternatives;
- the member account ID of the Escrow Agent for the QCB Loan Notes is WOLBUR06; and
- the member account ID of the Escrow Agent for the Non-QCB Loan Notes is WOLBUR07.

If you elect to receive both QCB Loan Notes and Non-QCB Loan Notes, you shall be deemed to have elected for all Non-QCB Loan Notes.

(i) Validity of acceptances

Holders of Burtonwood Shares in uncertificated form who wish to accept an Offer should note that a TTE instruction will only be a valid acceptance of that Offer as at the relevant closing date if it has settled on or before 3.00 p.m. (London time) on that date. A Form of Acceptance which is received in respect of Burtonwood Shares held in uncertificated form will not constitute a valid acceptance and will be disregarded.

(j) Overseas shareholders

The attention of Burtonwood Shareholders holding Burtonwood Shares in uncertificated form and who are citizens or residents of jurisdictions outside the United Kingdom is drawn to paragraph 7 of Part B and paragraph (b) of Part D of Appendix I to this document.

The Offers, including the Partial Share Alternative and the Loan Note Alternatives, are not being made, directly or indirectly, in or into, and are not capable of acceptance in or from, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in or into Canada, Australia or Japan.

The New W&DB Shares and the Loan Notes have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New W&DB Shares and the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located or resident in Canada, Australia or Japan.

The New W&DB Shares and the Loan Notes have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. Neither the SEC nor any US state securities commission has approved or disapproved of the securities offered in connection with the Ordinary Offer, or determined if this Offer Document is accurate or complete. Any representation to the contrary is a criminal offence.

The Offers are being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act. The Ordinary Offer is also being made pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. New W&DB Shares issued pursuant to the Ordinary Offer will be "restricted securities", within the meaning of Rule 144(a)(3) under the US Securities Act, to the same extent and proportion as the Burtonwood Ordinary Shares tendered into the Ordinary Offer. The Loan Notes to be issued pursuant to the Ordinary Offer are to be issued solely to offer tax advantages not available in the United States. Accordingly, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States (or to persons resident in the United States). The Loan Notes will not be listed on any stock exchange.

GENERAL

W&DB will make an appropriate announcement if any of the details contained in this paragraph 12 alter for any reason.

Normal CREST procedures (including timings) apply in relation to any Burtonwood Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offers (whether any such conversion arises as a result of a transfer of Burtonwood Shares or otherwise). Burtonwood Shareholders who are proposing so to convert any such shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offers (in particular, as regards delivery of share certificate(s) and/or other documents of title or transfers to an escrow balance as described above) prior to 3.00 p.m. (London time) on 5 January 2005.

If you are in any doubt as to the procedure for acceptance, please contact the Receiving Agent, Capita IRG Plc, by telephone on 0870 162 3121 from within the UK and +44 208 639 2157 from outside the UK or at the address above. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

13. United Kingdom taxation

The following paragraphs, which are intended as a general guide only and are based on current United Kingdom legislation and Inland Revenue practice, summarise certain limited aspects of the United Kingdom taxation treatment of acceptance of the Offers. They relate only to the position of Burtonwood Shareholders who are resident or are individuals ordinarily resident in the United Kingdom for taxation purposes and who hold their Burtonwood Shares beneficially as an investment.

If you are in any doubt as to your tax position or if you are subject to tax in any jurisdiction other than the United Kingdom, you should consult an appropriate professional adviser without delay.

(a) Taxation of chargeable gains

(i) General

A Burtonwood Shareholder's liability to United Kingdom taxation of chargeable gains (***CGT***) in respect of the disposal of Burtonwood Shares pursuant to the Offers will depend on that shareholder's individual circumstances, and on the form of consideration received.

(ii) Cash

To the extent a Burtonwood Shareholder receives cash under the Offers, this will constitute a disposal, or part disposal, of his shareholding for CGT purposes. Such disposal may, depending on that Burtonwood Shareholder's individual circumstances (including the availability of exemptions and allowable losses), give rise to a liability to CGT.

For individuals or other non-corporate shareholders, any gain will be calculated by reference to that shareholder's base cost in Burtonwood Shares, including indexation allowance (but not so as to create a loss) up to April 1998. In respect of the period thereafter, taper relief may be available to reduce the amount of the chargeable gain.

For Burtonwood Shareholders within the charge to corporation tax, indexation allowance will be available (when calculating a chargeable gain but not an allowable loss) to the month of disposal.

An alternative treatment may be possible where a Burtonwood Ordinary Shareholder opts for a mixture of cash and Loan Notes and/or New W&DB Shares under the Ordinary Offer. If the amount of cash received by the Burtonwood Ordinary Shareholder is "small", as compared with the value of his Burtonwood Ordinary Shares, the receipt of the cash should not, unless the Burtonwood Ordinary Shareholder elects otherwise, trigger a disposal at that time. A disposal will be triggered only when his Loan Notes or New W&DB Shares are disposed of, on which occasion the amount of the cash previously received will be deducted from his chargeable gains acquisition cost in the Loan Notes or New W&DB Shares for the purposes of computing the gain or loss on that subsequent event. Current Inland Revenue practice is to regard a sum as "small" for these purposes if either: (i) it is five per cent or less of the value of the Burtonwood Shares held by the particular Burtonwood Shareholder; or (ii) it is £3,000 or less, regardless of whether it satisfies the five per cent test.

The advisability of adopting this alternative treatment will depend upon a Burtonwood Ordinary Shareholder's individual circumstances, in particular the availability to a Burtonwood Ordinary Shareholder of any reliefs or exemptions from CGT in the tax year in which the cash is received.

(iii) Partial Share Alternative

A Burtonwood Ordinary Shareholder who does not hold (either alone or together with persons connected with him) more than five per cent of, or of any class of, shares in, or debentures of, Burtonwood should not, to the extent that he elects to receive New W&DB Shares under the Ordinary Offer, be treated as having made a disposal of Burtonwood Shares for CGT purposes. Any gain or loss which would otherwise have arisen on a disposal of his Burtonwood Shares should, in the case of both those Burtonwood Ordinary Shareholders who are within the charge to corporation tax, and those who are outside the charge to corporation tax, be "rolled-over" into the New W&DB Shares and those shares should be treated as the same asset as the Burtonwood Ordinary Shares in respect of which they were received, acquired at the same time and for the same consideration as he acquired those Burtonwood Ordinary Shares.

Clearance under section 138 of the Taxation of Chargeable Gains Act 1992 has been granted by the Board of the Inland Revenue in respect of the Partial Share Alternative. Accordingly, all Burtonwood Ordinary Shareholders, including Burtonwood Ordinary Shareholders who hold (either alone or together with persons connected with them) more than five per cent of, or of any class of, shares in Burtonwood should be treated in the manner described in the preceding paragraph.

Any subsequent disposal of New W&DB Shares may result in a liability to CGT, depending on individual circumstances. Any chargeable gain or allowable loss on the disposal of the New W&DB Shares should be calculated taking into account the allowable original cost to the holder of acquiring the relevant Burtonwood Ordinary Shares.

For a Burtonwood Ordinary Shareholder not within the charge to corporation tax, indexation allowance on the acquisition cost apportioned to the New W&DB Shares should be available (when calculating a chargeable gain but not an allowable loss) in respect of the period of ownership of the Burtonwood Ordinary Shares up to April 1998. Thereafter, taper relief may be available to reduce the amount of the chargeable gain realised on the subsequent disposal. For a Burtonwood Ordinary Shareholder within the charge to corporation tax, indexation allowance on the acquisition cost apportioned to the New W&DB Shares should be available (when calculating a chargeable gain but not an allowable loss) up to the month of disposal of the New W&DB Shares.

(iv) Loan Note Alternatives

To the extent a Burtonwood Ordinary Shareholder who (either alone or together with persons connected with him) does not hold more than five per cent of, or of any class of, the shares in, or debentures of, Burtonwood receives Loan Notes under the Ordinary Offer, the Burtonwood Ordinary Shareholder should be treated as not having made a disposal of his Burtonwood Ordinary Shares for the purposes of CGT.

(i) Individual or non-corporate Burtonwood Ordinary Shareholders

(A) Non-QCB Loan Notes

For an individual Burtonwood Ordinary Shareholder or a Burtonwood Ordinary Shareholder who is not within the charge to United Kingdom corporation tax, the Non-QCB Loan Notes should not constitute "qualifying corporate bonds" for the purposes of CGT. Accordingly, for such Burtonwood Ordinary Shareholder, any gain or loss which would otherwise have arisen on a disposal of his Burtonwood Ordinary Shares should be "rolled-over" into the Non-QCB Loan Notes and the Non-QCB Loan Notes should be treated as the same asset as the relevant Burtonwood Ordinary Shares, acquired at the same time as his Burtonwood Ordinary Shares and for the same acquisition cost.

A subsequent disposal of the Non-QCB Loan Notes (including redemption or repayment) by such Burtonwood Ordinary Shareholder may, depending on individual circumstances, give rise to a liability to CGT. Any chargeable gain or allowable loss on disposal (including redemption or repayment) of the Non-QCB Loan Notes should be calculated taking into account the allowable original cost to the holder of acquiring the relevant Burtonwood Ordinary Shares. Indexation allowance on that cost should be available (when calculating a chargeable gain but not an allowable loss) in respect of any period of ownership of the Burtonwood Ordinary Shares up to April 1998. After that, taper relief may be available which would reduce the amount of chargeable gains realised in the disposal.

The percentage rate of taper relief for an individual will depend on whether the individual's Burtonwood Ordinary Shares and the Non-QCB Loan Notes received in exchange for such Burtonwood Ordinary Shares are business or non-business assets. Individual Burtonwood Shareholders should note that the characterisation of their Non-QCB Loan Notes as business or non-business assets may differ from the characterisation of the Burtonwood Ordinary Shares for which the Non-QCB Loan Notes were exchanged.

(B) QCB Loan Notes

To the extent an individual Burtonwood Ordinary Shareholder or a Burtonwood Ordinary Shareholder who is not within the charge to United Kingdom corporation tax receives QCB Loan Notes, any gain or loss which would otherwise have arisen on a disposal of his Burtonwood Ordinary Shares will be "held-over" and deemed to arise on a subsequent disposal (including by way of redemption or repayment) of the QCB Loan Notes. Any chargeable gain will not be reduced by any taper relief for the period of ownership of the QCB Loan Notes. However, business or non-business asset taper relief may be available (in calculating the amount of any "held-over" gain) in respect of the period of ownership of the Burtonwood Ordinary Shares, which were exchanged for such QCB Loan Notes.

(ii) Corporate Burtonwood Ordinary Shareholders

For a corporate Burtonwood Ordinary Shareholder within the charge to United Kingdom corporation tax, the Loan Notes will be "qualifying corporate bonds" for the purposes of CGT, so that any gain or loss which would have arisen on a disposal of its Burtonwood Ordinary Shares for a consideration equal to market value at the time of exchange of the Burtonwood Ordinary Shares for Loan Notes will be "held-over" and deemed to arise on a subsequent disposal (including redemption and repayment) of the Loan Notes. No indexation allowance will be available to a corporate Burtonwood Ordinary Shareholder for the period during which any gain is "held-over" in this way and, except to the extent any gain or loss which would have otherwise arisen on the disposal of the Burtonwood Ordinary Shares was "held-over" and crystallises on a subsequent disposal of the Loan Notes, no chargeable gain or allowable loss will arise on such disposal. However, there may be a charge to tax as income (see paragraph (b) below).

Clearance under section 138 of the Taxation of Chargeable Gains Act 1992 has been granted by the Board of the Inland Revenue in respect of the Loan Note Alternatives. Accordingly, the benefit of the above rules regarding the "roll-over" or "hold-over" of any gain or loss should be available to all Burtonwood Ordinary Shareholders, including Burtonwood Ordinary Shareholders who (either alone or together with persons connected with them) hold more than five per cent of, or of any class of, shares in, or debentures of, Burtonwood.

A subsequent disposal of the Loan Notes may, depending on individual circumstances, give rise to a liability to CGT and, accordingly, any gain deferred on acceptance of the Ordinary Offer may, on such disposal, become chargeable to taxation.

(b) Taxation of Income

(i) Interest on Loan Notes

(A) General

W&DB will be entitled to deduct or withhold from any payment of interest or principal on the Loan Notes any amount for or on account of any present or future tax required by law to be deducted or withheld therefrom. W&DB will not gross up payments of interest on the Loan Notes to compensate for any tax it is required to deduct at source.

Interest on the Loan Notes will generally be paid after deduction of United Kingdom income tax at the lower rate (currently 20 per cent) unless:

(i) W&DB has been directed by the Inland Revenue, in respect of a particular holding of Loan Notes, to make payment free (or subject to a reduced rate) of such deduction by virtue of relief under the provisions of an applicable double taxation treaty. Such a direction will only be made following an application in the appropriate manner to the relevant tax authorities by the holder of the Loan Notes in respect of any tax which W&DB is required to deduct at source; or

(ii) the holder of the Loan Notes can prove to the satisfaction of W&DB that one of the conditions specified in section 349B of ICTA is or will be satisfied in relation to payments of interest made to the Noteholder.

A holder of Loan Notes who believes that the provisions of sub-paragraph (ii) above may apply to him should request a section 349A application form from Capita IRG Plc, which will set out the declarations, undertakings and indemnities required of the holder of Loan Notes before interest can be paid free of deduction.

W&DB shall be entitled to deduct from any payment under the Loan Notes an amount equal to any tax (including any interest and penalties) for which W&DB is assessable as a result of its having failed to make a deduction or withholding of an amount for or on account of any tax from any previous payment to the same holder of Loan Notes required by law (including, without limitation, in the circumstances set out in section 349D (1) of ICTA).

(B) Non-corporate holders of Loan Notes

Subject to the above, the gross amount of the interest on the Loan Notes will form part of the recipient's income for the purposes of United Kingdom income tax, credit being allowed for any tax withheld. Individuals who are taxable only at the basic rate, or at a rate which is lower than the basic rate, will have no further tax to pay in respect of the interest. Individuals who are taxable at the higher rate will have to pay further tax in respect of the interest. In certain cases, holders of Loan Notes may be able to recover an amount in respect of tax withheld at source from the Inland Revenue. In particular, holders of Loan Notes not resident in the United Kingdom may be entitled to a repayment of all or part of any amount so deducted by virtue of relief available under an applicable double taxation treaty.

On a transfer of Loan Notes by an individual Burtonwood Ordinary Shareholder, a charge may arise under the "accrued income scheme" in respect of the interest on the Loan Notes which has accrued since the preceding interest payment.

(C) Corporate holders of Loan Notes

A holder of Loan Notes which is within the charge to United Kingdom corporation tax will generally be charged United Kingdom corporation tax in respect of interest on the Loan Notes which accrues in relation to that holder's relevant accounting period, and the amount to be taxed in this way will be computed on either an accruals or a mark-to-market basis, broadly in accordance with the holder's statutory accounting treatment authorised for this purpose. The tax deducted and withheld by W&DB from the interest payments should be creditable against part of such corporation tax.

(ii) Dividends on New W&DB Shares

Under current United Kingdom taxation legislation, there is no United Kingdom withholding tax on dividends.

(A) Non-corporate New W&DB Shareholders

A New W&DB Shareholder who is an individual resident in the UK (for tax purposes) will generally be entitled to a tax credit in respect of any dividend received from W&DB and will be taxed on the aggregate of the actual amount of the dividend (the ***net dividend***) and the tax credit (the ***gross dividend***), which will be regarded as the top slice of the New W&DB Shareholder's income. The value of the tax credit is currently equal to 10 per cent of the gross dividend received, which is also equal to one-ninth of the amount of the net dividend. The gross dividend is included in computing the income of such an individual holder for United Kingdom tax purposes.

In the case of a United Kingdom resident individual who is liable to income tax at the starting, lower or basic rate, the tax credit will in each case match his income tax liability in respect of the dividend and there will be no further tax to pay. Higher rate taxpayers will be liable to tax on the gross dividend at a rate of 32.5 per cent; the tax credit will be set against but will not fully match their tax liability on the gross dividend and they will have to pay additional income tax at the rate of 22.5 per cent on the gross dividend and related tax credit (equivalent to 25 per cent of the net dividend).

The same procedure should apply for United Kingdom resident trustees.

New W&DB Shareholders who are not liable to income tax or corporation tax on dividends received by them from W&DB, such as pension funds and charities, will not generally be entitled to claim payment of the tax credit in respect of those dividends.

(B) Corporate New W&DB Shareholders

Subject to certain exceptions for traders in securities, a New W&DB Shareholder within the charge to corporation tax and resident for tax purposes in the United Kingdom will not normally be liable for United Kingdom tax on the receipt of a dividend but cannot reclaim from the Inland Revenue any tax credit attaching to the dividend payment.

(C) Non-resident shareholders

A New W&DB Shareholder who is an individual and a national of any state in the European Economic Area, a Commonwealth citizen, a resident of the Isle of Man or the Channel Islands, or falls into certain other categories, and who otherwise has a liability to United Kingdom income tax, should be entitled to claim a tax credit in respect of a dividend as if such individual were resident for tax purposes in the United Kingdom, which such individual may set off against his total United Kingdom income tax liability.

Subject to the preceding paragraph, the rights of a New W&DB Shareholder who is not resident in the United Kingdom for tax purposes to a tax credit and to claim payment of any part of the tax credit will depend upon the existence and terms of any double taxation convention between the United Kingdom and the country in which that person is resident. Such persons should consult their own advisers concerning their tax liability on dividends received, whether they are entitled to claim payment of any part of such a tax credit and, if so, the procedure for doing so. However, such shareholders should note that since 6 April 1999 most shareholders who would previously have been entitled to claim such a payment have either ceased to be entitled to such a payment or have suffered a reduction in the amount payable. They may also be liable to tax on the dividend income under the tax law of their jurisdiction of residence.

(iii) Dividends on Burtonwood Shares

In addition, Burtonwood Ordinary Shareholders will be entitled to receive and retain the interim dividend of 3.45 pence per Burtonwood Ordinary Share announced by Burtonwood on 15 November 2004. Liability to income tax on the interim dividend will depend upon the individual circumstances of each Burtonwood Ordinary Shareholder. The tax treatment of any dividend received on the Burtonwood Ordinary Shares should follow the summary analysis set out in section (ii) (Dividends on New W&DB Shares) above.

(c) Stamp duty and stamp duty reserve tax (SDRT)

These comments are intended as a guide to the general position and do not apply in the case of transfers to persons such as market makers, brokers, dealers, intermediaries and persons connected with depositary arrangements or clearance services, to whom special rules apply.

(i) No stamp duty or SDRT should be payable by Burtonwood Shareholders as a result of accepting the Offers and/or electing for the Partial Share Alternative and/or the Loan Note Alternatives.

(ii) Stamp duty and/or SDRT will generally be payable on a transfer on a sale of (or on an agreement to transfer on sale) the New W&DB Shares.

(iii) Under current Inland Revenue practice, no stamp duty or SDRT should be payable by holders of Loan Notes on the issue, redemption or transfer on sale of (or an agreement to transfer on sale) Loan Notes.

(d) Burtonwood Share Schemes

Special tax provisions may apply to Burtonwood Ordinary Shareholders who have acquired or acquire their Burtonwood Ordinary Shares by exercising options under the Burtonwood Share Schemes, including provisions imposing a charge to income tax when such an option is exercised. Such Burtonwood Ordinary Shareholders are advised to seek independent professional advice.

(e) European Union and reporting considerations

The Council of the European Union adopted on 3 June 2003 a Council Directive 2003/48/EC on taxation of savings income (the ***Directive***). Subject to a number of important conditions being met, it is proposed that Member States of the European Union (***Member States***) will be required from a date not earlier than 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding tax system for a transitional period unless during such period they elect otherwise. Savings income realised by certain shareholders may be subject to the obligations imposed by the Directive.

Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual (whether resident in the UK or elsewhere) may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The UK Inland Revenue may communicate information to the tax authorities of other jurisdictions.

Any person who intends to elect to receive the Partial Share Alternative and/or the Loan Note Alternatives or who is in any doubt as to his taxation position or who is subject to taxation in any jurisdiction other than the United Kingdom should consult an appropriate professional independent financial adviser immediately about the tax consequences for him of acceptance of the Offers and/or the Partial Share Alternative and/or the Loan Note Alternatives and the tax treatment of his holding New W&DB Shares or Loan Notes.

14. Overseas Shareholders

General

The attention of Overseas Shareholders (and any person, including, without limitation, any custodian, nominee or trustee, who may have an obligation to forward any document in connection with the Offers outside the United Kingdom) is drawn to paragraph 7 of Part B and paragraph (b) of Part C and Part D of Appendix I to this document and, in respect of certificated Burtonwood Shares, to the relevant provisions of the Form(s) of Acceptance.

The availability of the Offers to persons not resident in the United Kingdom may be prohibited or affected by the laws of the relevant jurisdictions in which they are located. Burtonwood Shareholders who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable legal and regulatory requirements of their jurisdiction.

The Offers, including the Partial Share Alternative and the Loan Note Alternatives, are not being made, directly or indirectly, in or into, and are not capable of acceptance in or from, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in or into Canada, Australia or Japan.

The New W&DB Shares and the Loan Notes have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New W&DB Shares and the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located or resident in Canada, Australia or Japan.

Notice to US holders of Burtonwood Shares

The Offers are being made for the securities of a UK company and are subject to UK disclosure requirements which are different from those of the United States. The financial information included in this document has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. Also, the settlement procedure with respect to the Offers will be consistent with UK practice, which differs from US domestic tender offer procedures in certain material respects, particularly with regard to the date of payment. Whether located in the US or elsewhere, Burtonwood Shareholders will receive their cash consideration in pounds sterling.

It may be difficult for US holders of Burtonwood Shares to enforce their rights and any claim arising out of the US federal securities laws, since W&DB and Burtonwood are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. US holders of Burtonwood Shares may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice, W&DB or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Burtonwood Shares outside the United States, other than pursuant to the Offers, before or during the period in which the Offers remain open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com.

The New W&DB Shares and the Loan Notes have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. Neither the SEC nor any US state securities commission has approved or disapproved of the securities offered in connection with the Ordinary Offer, or determined if this Offer Document is accurate or complete. Any representation to the contrary is a criminal offence.

The Offers are being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act. The Ordinary Offer is also being made pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. New W&DB Shares will be "restricted securities", within the meaning of Rule 144(a)(3) under the US Securities Act, to the same extent and proportion as the Burtonwood Ordinary Shares tendered into the Ordinary Offer. The Loan Notes to be issued pursuant to the Ordinary Offer are to be issued solely to offer tax advantages not available in the United States. Accordingly, the Loan Notes may not be sold, resold, delivered or transferred, directly or indirectly, in or into the United States (or to persons resident in the United States). The Loan Notes will not be listed on any stock exchange.

The Offers in the United States are being made solely by W&DB and neither McQueen nor any of its affiliates is making the Offers in the United States. References in this document and any related documents to the Offers being made by McQueen on behalf of W&DB should be read and construed accordingly by US holders of Burtonwood Shares. While the Offers are being made available to holders of Burtonwood Shares in the United States, the right to tender Burtonwood Shares is not being made available in any jurisdiction in the United States in which the making of the Offers or the right to tender Burtonwood Shares would not be in compliance with the laws of such jurisdiction.

Forward looking statements

This document contains forward-looking statements, which may be identified by words such as "believe", "expect", "anticipate", "intend", "plan", "seek", "estimate", "will", "would" or words of similar meaning, that involve risks and uncertainties, as well as assumptions, that, if they were to materialise or prove incorrect, could cause the results of W&DB and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. W&DB assumes no obligation and does not intend to update these forward-looking statements, except as required pursuant to applicable law. Nothing in this document is intended to be a profit forecast or be interpreted to mean that earnings per share of W&DB for the current or future financial years would necessarily match or exceed the historical published earnings per share of W&DB or Burtonwood.

15. Settlement

Subject to the Offers becoming or being declared unconditional in all respects (except as provided in paragraph 7 of Part B of Appendix I to this document in the case of certain Overseas Shareholders), settlement of the consideration to which any Burtonwood Shareholder is entitled under the Offers will be effected: (i) in the case of acceptances received, complete in all respects, by the date on which the Offers become or are declared unconditional in all respects, within 14 days of such date; or (ii) in the case of acceptances of the Offers received, complete in all respects, after the date on which the Offers become or are declared unconditional in all respects but while they remain open for acceptance, within 14 days of such receipt, in the following manner:

(a) Burtonwood Shares in certificated form (i.e. not in CREST)

Where an acceptance relates to Burtonwood Shares in certificated form, settlement of any cash due will be despatched by first class post (or by such other method as may be approved by the Panel) to accepting Burtonwood Shareholders or their appointed agents (but not in or into Canada, Australia or Japan). All such cash payments will be made in pounds sterling by cheque drawn on a branch of a United Kingdom clearing bank.

Where an acceptance relates to Burtonwood Ordinary Shares in certificated form, any New W&DB Shares to which the accepting Burtonwood Ordinary Shareholder is entitled under the terms of the Partial Share Alternative will be issued to such shareholder in certificated form. Certificates for New W&DB Shares will be despatched (but not in or into Canada, Australia or Japan) by first class post (or by such other method as may be approved by the Panel).

(b) Burtonwood Shares in uncertificated form (i.e. in CREST)

Where an acceptance relates to Burtonwood Shares in uncertificated form, the cash consideration to which the accepting Burtonwood Shareholder is entitled will be paid by means of a CREST payment in favour of the accepting Burtonwood Shareholder's payment bank in respect of the cash consideration due, in accordance with CREST payment arrangements.

Where an acceptance relates to Burtonwood Ordinary Shares in uncertificated form, any New W&DB Shares to which the accepting Burtonwood Ordinary Shareholder is entitled under the terms of the Partial Share Alternative will be issued to such shareholder in uncertificated form. W&DB will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the Burtonwood Ordinary Shareholder concerned with such shareholder's entitlement to New W&DB Shares. The stock account concerned will be an account under the same participant ID and member account ID as appearing in the TTE instructions concerned.

W&DB reserves the right to settle all or any part of the consideration referred to in this paragraph (b) for all or any accepting Burtonwood Shareholders in the manner referred to in paragraph (a) above, if, for any reason, it wishes to do so.

(c) Loan Notes

If a Burtonwood Ordinary Shareholder validly elects for the Loan Note Alternatives (including in respect of Burtonwood Ordinary Shares held in uncertificated form) and Loan Notes are issued as described in paragraph 5 above, definitive certificates for the Loan Notes will be despatched by first class post (or by such other method as may be approved by the Panel). No certificates for Loan Notes will be despatched to addresses in the United States, Canada, Australia or Japan. In the case of joint holders of Burtonwood Ordinary Shares, certificates for the Loan Notes will be despatched to the joint holder whose name and address is set out in Box 5 of the **WHITE** Form of Acceptance, or, if no such name and address is set out, to the first-named holder at his registered address (outside the United States, Canada, Australia and Japan).

(d) General

If the Offers do not become or are not declared unconditional in all respects:

(i) in the case of Burtonwood Shares held in certificated form, the relevant Form of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offers lapsing to the person or agent whose name and address (outside Canada, Australia and Japan) is set out in Box 5 or, if appropriate, Box 7 of the **WHITE** Form of Acceptance or, is set out in Box 3 or, if appropriate, Box 5 of the **BLUE** Form of Acceptance or, if none is set out, to the first-named holder at his registered address (provided that no such documents will be sent to an address in Canada, Australia or Japan); and

(ii) in the case of Burtonwood Shares held in uncertificated form, the Escrow Agent will, immediately after the lapsing of the Offers (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offers), give TFE instructions to CRESTCo to transfer all Burtonwood Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offers to the original available balances of the Burtonwood Shareholders concerned.

All remittances, communications, notices, certificates and documents of title sent by, to or from Burtonwood Shareholders or their appointed agents will be sent at their own risk.

All mandates, instructions and other instruments in force relating to holdings of Burtonwood Shares will, unless and until revoked, continue in force in relation to payments in respect of the New W&DB Shares and/or the Loan Notes.

16. Compulsory acquisition and de-listing

If W&DB receives acceptances under either of the Offers in respect of, and/or otherwise acquires, 90 per cent or more of the Burtonwood Shares to which that Offer relates and that Offer becomes or is declared unconditional in all respects, W&DB intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act 1985 to acquire compulsorily the remaining Burtonwood Shares to which that Offer relates.

After the Offers become or are declared unconditional in all respects, W&DB intends to procure the making of an application by Burtonwood to the UK Listing Authority for the cancellation of the listings of the Burtonwood Shares on the Official List and to the London Stock Exchange for the cancellation of the admission to trading of the Burtonwood Shares on its market for listed securities. It is anticipated that such cancellations will take effect no earlier than 20 Business Days after the Offers become or are declared unconditional in all respects. Such de-listings would significantly reduce the liquidity and marketability of any Burtonwood Shares not tendered into the Offers.

17. Further information

The terms and conditions of the Offers are set out in full in Appendix I to this document. Your attention is drawn to the further information in the Appendices, which form part of this document, and, if your Burtonwood Shares are in certificated form, to the accompanying Form(s) of Acceptance, which should be read in conjunction with this document.

18. Action to be taken

To accept the Ordinary Offer and/or the Preference Offer in respect of certificated Burtonwood Shares, you must complete the relevant Form(s) of Acceptance in accordance with the instructions printed on it/them and return it/them together with your share certificate(s) and/or other document(s) of title to the Receiving Agent at Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH by post or (during normal business hours) by hand, as soon as possible, but in any event so as to arrive by no later than 3.00 p.m. (London time) on 5 January 2005.

Acceptances in respect of uncertificated Burtonwood Shares should be made electronically through CREST so that the TTE instruction settles not later than 3.00 p.m. (London time) on 5 January 2005.

Yours faithfully

for and on behalf of McQueen Limited

Jim Fallon
Director

George Fleet

APPENDIX I

CONDITIONS AND FURTHER TERMS OF THE OFFERS

Part A

CONDITIONS OF THE OFFERS

The Ordinary Offer

The Ordinary Offer is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on 5 January 2005 (or such later time(s) and/or date(s) as W&DB may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent (or such lower percentage as W&DB may decide) in nominal value of the Burtonwood Ordinary Shares to which the Ordinary Offer relates, provided that this condition will not be satisfied unless W&DB and/or any Associate shall have acquired or agreed to acquire (whether pursuant to the Ordinary Offer or otherwise) 50 per cent of the voting rights attributable to Burtonwood Ordinary Shares and Burtonwood Shares carrying in aggregate more than 50 per cent of the voting rights then normally exercisable at a general meeting of Burtonwood, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to any Burtonwood Ordinary Shares that are unconditionally allotted or issued before the Ordinary Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise; and for this purpose:

   (i) any reference to shares to which the Ordinary Offer relates shall be construed in accordance with sections 428-430F of the Companies Act 1985;

   (ii) Burtonwood Ordinary Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue; and

   (iii) valid acceptances shall be deemed to have been received in respect of Burtonwood Ordinary Shares which are treated for the purposes of section 429(8) of the Companies Act 1985 as having been acquired or contracted to be acquired by W&DB by virtue of acceptances of the Ordinary Offer;

(b) admission of the New W&DB Shares (i) to listing on the Official List of the UKLA becoming effective in accordance with the Listing Rules of the UKLA and (ii) to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with paragraph 2.1 of the Admission and Disclosure Standards made by the London Stock Exchange from time to time, or (if W&DB so determines and subject to the consent of the Panel) the UKLA and the London Stock Exchange agreeing to admit such shares to listing and trading respectively, subject to allotment of such shares and/or the Ordinary Offer becoming or being declared unconditional in all respects;

(c) no Third Party having intervened and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which would or might reasonably be expected (in any case to an extent which is material in the context of the Burtonwood Group taken as a whole) to:

   (i) make the Ordinary Offer, its implementation or the acquisition or proposed acquisition by W&DB of any shares or other securities in, or control or management of, Burtonwood or any member of the Burtonwood Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional adverse conditions or obligations with respect to the Ordinary Offer or such acquisition, or otherwise materially impede, challenge or interfere with the Ordinary Offer or such acquisition, or require any material amendment to the terms of the Ordinary Offer or the acquisition or proposed acquisition of any Burtonwood Ordinary Shares or the acquisition of control or management of Burtonwood or the Burtonwood Group by W&DB;

   (ii) materially limit or delay, or impose any material limitations on, the ability of W&DB or any member of the Burtonwood Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Burtonwood Group;

(iii) require or prevent the divestiture by W&DB of any shares or other securities in Burtonwood;

(iv) require or prevent the divestiture by W&DB or by any member of the Burtonwood Group of all or any portion of the businesses, assets or properties of any member of the Burtonwood Group or limit the ability of any member of the Burtonwood Group to conduct any of their respective businesses or to own or control any of their respective assets or properties or any material part thereof;

(v) except pursuant to Part XIIIA of the Companies Act 1985, require any member of the W&DB Group or of the Burtonwood Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of the Burtonwood Group owned by any third party;

(vi) impose any material limitation on the ability of any member of the W&DB Group or of the Burtonwood Group to conduct or integrate or co-ordinate its business, or any part of it, with all or any material part of the businesses of any other member of the W&DB Group or of the Burtonwood Group;

(vii) result in any member of the Burtonwood Group or the W&DB Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) otherwise materially and adversely affect any or all of the business, assets, profits, financial or trading position of any member of the Burtonwood Group or of the W&DB Group,

and all applicable waiting and other time periods during which any Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(d) all notifications and filings which are necessary, or are reasonably considered appropriate by W&DB, in any case to an extent which is material in the context of the Burtonwood Group as a whole, having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Ordinary Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Burtonwood or any other member of the Burtonwood Group by W&DB or the carrying on by any member of the Burtonwood Group of its business;

(e) all Authorisations which are necessary or are reasonably considered necessary or appropriate by W&DB in any relevant jurisdiction for or in respect of the Ordinary Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Burtonwood or any other member of the Burtonwood Group by W&DB or the carrying on by any member of the Burtonwood Group of its business having been obtained, in terms and in a form reasonably satisfactory to W&DB, from all appropriate Third Parties or from any persons or bodies with whom any member of the Burtonwood Group has entered into contractual arrangements in each case where the absence of such Authorisation would have a material adverse effect on the Burtonwood Group taken as a whole and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;

(f) since 3 April 2004 and save as Disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Burtonwood Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Ordinary Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Burtonwood or any other member of the Burtonwood Group by W&DB or otherwise, could or might reasonably be expected to result in:

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Burtonwood Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Burtonwood Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Burtonwood Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Burtonwood Group thereunder, being, or becoming capable of being, terminated or materially and adversely modified or affected or any adverse action being taken or any onerous obligation or liability arising thereunder;

(iv) any asset or interest of any member of the Burtonwood Group being or falling to be disposed of or ceasing to be available to any member of the Burtonwood Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Burtonwood Group otherwise than in the ordinary course of business;

(v) any member of the Burtonwood Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the creation of material liabilities (actual or contingent) by any member of the Burtonwood Group other than in the ordinary course of business;

(vii) the rights, liabilities, obligations or interests of any member of the Burtonwood Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

(viii) the financial or trading position or the prospects or the value of any member of the Burtonwood Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument, could result in or would be reasonably likely to result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this condition (f), in any case to an extent which is or would be material in the context of the Burtonwood Group taken as a whole;

(g) since 3 April 2004 and save as Disclosed, no member of the Burtonwood Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities or transferred or sold any shares out of treasury, other than as between Burtonwood and wholly-owned subsidiaries of Burtonwood and other than any options granted as disclosed in writing to W&DB prior to 3 December 2004 and any shares issued or shares transferred from treasury upon the exercise of any options granted under any of the Burtonwood Share Schemes;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital to an extent which is material in the context of the Burtonwood Group taken as a whole;

(iii) recommended, declared, paid or made any bonus, dividend or other distribution whether payable in cash or otherwise (other than to Burtonwood or a wholly-owned subsidiary of Burtonwood);

(iv) except as between Burtonwood and its wholly-owned subsidiaries or between such wholly-owned subsidiaries made or authorised any change in its loan capital;

(v) (other than any acquisition or disposal in the ordinary course of business or a transaction between Burtonwood and a wholly-owned subsidiary of Burtonwood) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same (which is material in the context of the Burtonwood Group taken as a whole);

(vi) issued or authorised the issue of, or made any change in or to, any debentures or (except in the ordinary course of business or except as between Burtonwood and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or liability (actual or contingent (which is material in the context of the Burtonwood Group taken as a whole));

(vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude or which is reasonably likely to or could involve an obligation of such nature or magnitude; or

(B) is reasonably likely to or could restrict the business of any member of the Burtonwood Group; or

(C) is other than in the ordinary course of business,

and which in any case is material in the context of the Burtonwood Group taken as a whole;

(viii) except as between Burtonwood and its wholly-owned subsidiaries or between such wholly-owned subsidiaries entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Burtonwood Group otherwise than in the ordinary course of business which in any case is material in the context of the Burtonwood Group taken as a whole;

(ix) entered into or varied the terms of any contract, agreement or arrangement with any of the directors or senior executives of any member of the Burtonwood Group;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which in any case is material in the context of the Burtonwood Group taken as a whole;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case with a material adverse effect on the Burtonwood Group taken as a whole;

(xii) waived or compromised any claim which is material in the context of the Burtonwood Group taken as a whole;

(xiii) made any alteration to its memorandum or articles of association which is material in the context of the Ordinary Offer;

(xiv) made or agreed or consented to:

(A) any material change:

(I) to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(II) to the benefits which accrue or to the pensions which are payable thereunder; or

(III) to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(IV) to the basis upon which the liabilities (including pensions) or such pension schemes are funded or made,

in each case, which has an effect that is material in the context of the Burtonwood Group taken as a whole, or

(B) any change to the trustees including the appointment of a trust corporation;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Burtonwood Group in a manner which is material in the context of the Burtonwood Group taken as a whole; or

(xvi) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (g);

(h) since 3 April 2004 and save as Disclosed:

(i) there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Burtonwood Group which in any case is material in the context of the Burtonwood Group taken as a whole;

(ii) no contingent or other liability of any member of the Burtonwood Group having arisen or become apparent or increased which in any case is material in the context of the Burtonwood Group taken as a whole;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Burtonwood Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Burtonwood Group which in any case is material in the context of the Burtonwood Group taken as a whole; and

(iv) (other than as a result of the Ordinary Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Burtonwood Group which in any case is material in the context of the Burtonwood Group taken as a whole; and

(i) W&DB not having discovered:

(i) that any financial or business or other information concerning the Burtonwood Group disclosed at any time by or on behalf of any member of the Burtonwood Group, whether publicly, to any member of the W&DB Group or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before 3 December 2004 by disclosure either publicly or otherwise to W&DB to an extent which in any case is material in the context of the Burtonwood Group taken as a whole;

(ii) that any member of the Burtonwood Group is subject to any liability (actual or contingent) except as Disclosed and which in any case is material in the context of the Burtonwood Group taken as a whole; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Burtonwood Group to an extent which is material in the context of the Burtonwood Group taken as a whole.

For the purpose of these conditions:

(j) "Third Party" means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(k) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(l) "Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals; and

(m) "Disclosed" means as disclosed in Burtonwood's annual report and accounts for the year ended 3 April 2004 or interim report and accounts for the six months ended 2 October 2004, as publicly announced by Burtonwood (by the delivery of an announcement to a Regulatory Information Service) prior to 3 December 2004 or as otherwise disclosed in writing to W&DB or its professional advisers by or on behalf of Burtonwood prior to 3 December 2004.

Subject to the requirements of the Panel, W&DB reserves the right to waive all or any of the above conditions, in whole or in part, except condition (a) and condition (b).

Conditions (b) to (i) (inclusive) must be fulfilled, be determined by W&DB to be or remain satisfied or (if capable of waiver) be waived by midnight on the 21st day after the later of 5 January 2005 and the date on which condition (a) is fulfilled (or in each case such later date as W&DB may, with the consent of the Panel, decide), failing which the Ordinary Offer will lapse. W&DB shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions (b) to (i) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other conditions of the Ordinary Offer may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any condition may not be capable of fulfilment.

Under the terms of the facility agreement entered into by W&DB to finance the Offers, W&DB is required to obtain the consent of the majority lenders under that agreement before it can waive condition (e).

If the Panel requires W&DB to make an offer for Burtonwood Ordinary Shares under the provisions of Rule 9 of the City Code, W&DB may make such alterations to the conditions of the Ordinary Offer, including to condition (a), as are necessary to comply with the provisions of that Rule.

The Ordinary Offer will lapse if the acquisition of Burtonwood by W&DB is referred to the Competition Commission before the later of 3.00 p.m. (London time) on 5 January 2005 and the date when the Ordinary Offer becomes or is declared unconditional as to acceptances.

If the Ordinary Offer lapses, it will cease to be capable of further acceptance. Burtonwood Ordinary Shareholders who have accepted the Ordinary Offer and W&DB shall then cease to be bound by acceptances delivered on or before the date on which the Ordinary Offer lapses.

The Preference Offer

The Preference Offer is conditional upon the Ordinary Offer becoming or being declared unconditional in all respects.

Part B

FURTHER TERMS OF THE OFFERS

The following further terms and conditions apply to each of the Ordinary Offer (including the Partial Share Alternative and the Loan Note Alternatives) and the Preference Offer, unless the contrary is expressed or the context requires otherwise.

Unless the context requires otherwise, any reference in Part B, Part C or Part D of this Appendix I and in the Forms of Acceptance:

(i) to the "Offers" includes the Partial Share Alternative and the Loan Note Alternatives and any revision, variation, renewal or extension of the Offers, the Partial Share Alternative and/or the Loan Note Alternatives;

(ii) to the "acceptance condition" means the condition of the Ordinary Offer set out in paragraph (a) of Part A of this Appendix I;

(iii) to the "Offers becoming unconditional" or to the "Ordinary Offer becoming unconditional" means the acceptance condition becoming or being declared satisfied whether or not any other condition of the Ordinary Offer remains to be fulfilled and references to the Offers or the Ordinary Offer having become or not become unconditional shall be construed accordingly;

(iv) to "acceptances of the Offers" includes deemed acceptances of the Offers;

(v) to the "Offer Period" means, in relation to the Offers, the period commencing on 29 November 2004, being the date on which Burtonwood announced that it was in discussions which might lead to an offer, and ending on the latest of:

(A) 3.00 p.m. on 5 January 2005;

(B) the time and date when the Offers lapse; and

(C) the time and date when the Offers become unconditional; and

(vi) to the "Offers" is to either or both of the Offers.

1. ACCEPTANCE PERIOD

(a) The Offers will initially be open for acceptance until 3.00 p.m. on 5 January 2005. Although no revision is envisaged, if the Offers are revised, they will remain open for acceptance for a period of at least 14 days (or such other period as the Panel may permit) from the date on which written notification of the revision is posted to Burtonwood Shareholders. Except with the Panel's consent, no revision of the Offers may be made or posted to Burtonwood Shareholders after 23 January 2005 or, if later, the date falling 14 days before the last date the Offers can become unconditional.

(b) The Ordinary Offer, whether revised or not, shall not (except with the Panel's consent) be capable of becoming unconditional after midnight on 6 February 2005 (or any other time and/or date beyond which W&DB has stated that the Ordinary Offer will not be extended unless W&DB has, where permitted, withdrawn that statement or extended the Ordinary Offer beyond the stated earlier date), nor of being kept open for acceptance after that time and/or date unless they have previously become unconditional, provided that W&DB reserves the right, with the Panel's consent, to extend the Offers to a later time(s) and/or date(s). Except with the Panel's consent, W&DB may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Burtonwood Shares made after 1.00 p.m. on 6 February 2005 (or any other time and/or date beyond which W&DB has stated that the Ordinary Offer will not be extended unless, where permitted, it has withdrawn that statement or extended the Ordinary Offer beyond the stated earlier date) or, if the Ordinary Offer is so extended, any such later time(s) and/or date(s) as may be agreed with the Panel. If the latest time at which the Ordinary Offer may become unconditional is extended beyond midnight on 6 February 2005, acceptances received and purchases of Burtonwood Shares made in respect of which relevant documents are received by the Receiving Agent after 1.00 p.m. on the relevant date may (except where the City Code permits otherwise) only be taken into account with the Panel's agreement.

(c) If the Ordinary Offer becomes unconditional, the Offers will remain open for acceptance for not less than 14 days from the date on which they would otherwise have expired. If the Ordinary Offer has become unconditional and it is stated by or on behalf of W&DB that the Offers will remain open until further notice, then not less than 14 days' notice in writing will be given, before closing the Offers, to those Burtonwood Shareholders who have not accepted the Offers.

(d) If a competitive situation arises and is continuing on 6 February 2005, W&DB will enable holders of Burtonwood Shares in uncertificated form who have not already validly accepted the Offers but who have previously accepted the competing offer to accept the Offers by special form of acceptance to take effect on 6 February 2005. It shall be a condition of such special form of acceptance being a valid acceptance of the Offers that (i) it is received by the Receiving Agent on or before 6 February 2005; (ii) the relevant Burtonwood Shareholder shall have applied to withdraw his acceptance of the competing offer but that the Burtonwood Shares to which such withdrawal relates shall not have been released from escrow before 6 February 2005 by the escrow agent to the competing offer; and (iii) the Burtonwood Shares to which the special form of acceptance relates are not transferred to escrow in accordance with the procedure for acceptance set out in the letter from McQueen contained in this document on or before 6 February 2005, but an undertaking is given that they will be so transferred as soon as possible thereafter. Burtonwood Shareholders wishing to use such form of acceptance should apply to the Receiving Agent on 0870 162 3121 from within the UK and +44 208 639 2157 from outside the UK between 9.00 a.m. and 5.00 p.m. on the Business Day preceding 6 February 2005 in order that such form can be despatched. Notwithstanding the right to use such special form of acceptance, holders of Burtonwood Shares in uncertificated form may not use a Form of Acceptance (or any other purported acceptance form) for the purpose of accepting the Offers in respect of such shares.

(e) If a competitive situation arises after W&DB has made a "no extension" statement (as referred to in the City Code) and/or a "no increase" statement in relation to the Offers, W&DB may, if it specifically reserves the right to do so at the time such statement is made, or otherwise with the Panel's consent, choose not to be bound by and withdraw that statement and be free to extend and/or revise the Offers (as appropriate) provided that it complies with the requirements of the City Code and, in particular, that:

   (i) it announces such withdrawal and that it is free to extend or revise the Offers (as appropriate) as soon as possible (and in any event within four Business Days of the date of the firm announcement of the competing offer or other competitive situation) and Burtonwood Shareholders are informed in writing at the earliest practicable opportunity or, in the case of Burtonwood Shareholders with registered addresses outside the United Kingdom or whom W&DB or McQueen knows to be a nominee, trustee or custodian holding Burtonwood Shares for such persons, by announcement in the UK at the earliest practicable opportunity; and

   (ii) any Burtonwood Shareholders who accepted the Offers after the date of the "no extension" or "no increase" statement are given a right of withdrawal in accordance with paragraph 3(c) of this Part B.

(f) W&DB may, if it has reserved the right to do so, choose not to be bound by a "no increase" or a "no extension" statement if it would otherwise prevent the posting of an increased or improved offer (either as to the value or nature of the consideration offered or otherwise) which is recommended for acceptance by the Burtonwood Board or in other circumstances permitted by the Panel.

(g) W&DB may, if it has reserved the right to do so and Burtonwood makes an announcement of the kind referred to in Rule 31.9 of the City Code after 16 January 2005, choose not to be bound by a "no increase" or a "no extension" statement and revise or extend the Offers with the consent of the Panel, provided that W&DB complies with the requirements of the City Code and, in particular, that notice to this effect is given as soon as possible (and in any event within four Business Days of the date of Burtonwood's announcement) and shareholders are informed in writing at the earliest opportunity.

(h) For the purpose of determining at any particular time whether the acceptance condition has been satisfied, W&DB shall, unless otherwise permitted by the Panel, be entitled to take account only of those Burtonwood Ordinary Shares and, where relevant, those Burtonwood Preference Shares carrying voting rights which have been unconditionally allotted or issued before that time or which arise as a result of the exercise of subscription or conversion rights before that determination takes place and written notice of allotment, issue or conversion of which, containing all the relevant details, has been received before that time by the Receiving Agent from Burtonwood or its agents at the address specified in paragraph 3(a) of this Part B. Telex, e-mail or facsimile transmission will not constitute written notice for these purposes.

2. ANNOUNCEMENTS

(a) By 8.00 a.m. on the Business Day (the ***relevant day***) following the day on which the Offers are due to expire or become unconditional or are revised or are extended, as the case may be (or such later time(s) and/or date(s) as the Panel may agree), W&DB will make an appropriate announcement and simultaneously inform a Regulatory Information Service of the position. The announcement will also state (unless otherwise permitted by the Panel) the total number of Burtonwood Shares and rights over Burtonwood Shares (as nearly as practicable):

(i) for which acceptances of the Offers have been received, including from any person acting or deemed to be acting in concert (for the purposes of the City Code) with W&DB;

(ii) held by or on behalf of W&DB or any person acting or deemed to be acting in concert (for the purposes of the City Code) with it before the Offer Period; and

(iii) acquired or agreed to be acquired by or on behalf of W&DB or any person acting or deemed to be acting in concert (for the purposes of the City Code) with it during the course of the Offer Period,

and will specify the percentage of the Burtonwood Shares of each class represented by each of these figures.

(b) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made by W&DB at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (as defined in paragraph 2(a) of this Part B) or such later time(s) and/or date(s) as the Panel may agree. The announcement will state the next expiry time and/or date unless the Ordinary Offer is then unconditional, in which case a statement may instead be made that the Offers will remain open until further notice. In computing the number of Burtonwood Shares represented by acceptances and/or purchases, subject to paragraph 5 below, there may be included or excluded for announcement purposes acceptances and purchases which are not in all respects in order or which are subject to verification save that those which could not be counted towards fulfilment of the acceptance condition under Notes 4 and 5 (and, if applicable, 6 of Rule 10) of the City Code shall not (unless agreed by the Panel) be included.

(c) In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of W&DB include the release of an announcement by public relations consultants or by McQueen, in each case on behalf of W&DB, to the press and the delivery by hand or telephone or telex or facsimile or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service shall be notified simultaneously to a Regulatory Information Service (unless otherwise agreed by the Panel).

3. RIGHTS OF WITHDRAWAL

(a) If W&DB, having announced the Ordinary Offer to be unconditional, fails to comply by 3.30 p.m. on the relevant day (as defined in paragraph 2(a) of this Part B) (or such later time(s) and/or date(s) as the Panel may agree) with any of the other requirements specified in paragraph 2(a) of this Part B, an accepting Burtonwood Shareholder may (unless the Panel agrees otherwise) immediately thereafter withdraw his acceptance of the Offers by written notice received by post or, during normal business hours, by hand by the Receiving Agent at Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH. Subject to paragraph 1(b) of this Part B, this right of withdrawal may be terminated not less than eight days after the relevant day (as defined in paragraph 2(a) of this Part B) by W&DB confirming, if that be the case, that the Ordinary Offer is still unconditional, and complying with the other requirements specified in paragraph 2(a) of this Part B. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(c) of this Part B will run from the date of such confirmation and compliance.

(b) If by 3.00 p.m. on 26 January 2005 (or such later time(s) and/or date(s) as the Panel may agree) the Ordinary Offer has not become unconditional, an accepting Burtonwood Shareholder may withdraw his acceptance at any time thereafter by written notice in the manner referred to in paragraph 3(a) of this Part B (or, in the case of Burtonwood Shares held in uncertificated form, in the manner set out in paragraph 3(f) of this Part B) before the earlier of:

(i) the time when the Ordinary Offer becomes unconditional; and

(ii) the final time for lodgement of acceptances of the Offers which can be taken into account in accordance with paragraph 1(b) of this Part B.

(c) If a "no extension" statement and/or a "no increase" statement has been withdrawn in accordance with paragraph 1(e) of this Part B, any Burtonwood Shareholder who accepts the Offers after the date of such statement (but before receiving notice of such withdrawal) may withdraw his acceptance in the manner referred to in paragraph 3(a) of this Part B (or, in the case of Burtonwood Shares held in uncertificated form, in the manner set out in paragraph 3(f) of this Part B) not later than the eighth day after the date on which written notice of withdrawal of the statement is posted to Burtonwood Shareholders.

(d) Except as provided by this paragraph 3 of this Part B, acceptances and elections under the Offers shall be irrevocable.

(e) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Burtonwood Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment is produced with the notice in a form reasonably satisfactory to W&DB). Telex, e-mail or facsimile transmissions or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to W&DB or its agents to have been sent from, Canada, Australia or Japan will be treated as valid.

(f) In the case of Burtonwood Shares held in uncertificated form, if withdrawals are permitted pursuant to paragraph 3(a), 3(b) or 3(c) of this Part B, an accepting Burtonwood Shareholder may withdraw his acceptance through CREST by sending (or, if a CREST sponsored member, procuring that his CREST sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Acceptance to be withdrawn. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(i) the ISIN number for the Burtonwood Shares. This is GB0001567097 for the Burtonwood Ordinary Shares and GB0001567212 for the Burtonwood Preference Shares;

(ii) the number and class of Burtonwood Shares to be withdrawn;

(iii) the member account ID of the accepting Burtonwood Shareholder;

(iv) the participant ID of the accepting Burtonwood Shareholder;

(v) the Escrow Agent's participant ID (this is RA10 for the Burtonwood Ordinary Shares and the Burtonwood Preference Shares);

(vi) the member account ID of the Escrow Agent included in the relevant Electronic Acceptance. This is WOLBUR01 in respect of the Ordinary Offer and WOLBUR02 in respect of the Preference Offer, WOLBUR03 in respect of elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied in cash, WOLBUR04 in respect of elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied by QCB Loan Notes, WOLBUR05 in respect of elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied by Non-QCB Loan Notes, WOLBUR06 in respect of the QCB Loan Notes and WOLBUR07 in respect of the Non-QCB Loan Notes;

(vii) the CREST transaction ID of the Electronic Acceptance to be withdrawn, to be inserted at the beginning of the shared note field;

(viii) the intended settlement date for the withdrawal;

(ix) the corporate action number for the Offers allocated by CRESTCo; and

(x) input with a standard delivery instruction priority of 80.

Any such withdrawal will be conditional upon the Receiving Agent verifying that the withdrawal request is validly made. Accordingly, the Receiving Agent will on behalf of W&DB either reject the withdrawal by transmitting in CREST a receiving agent reject (AEAD) message or accept the withdrawal by transmitting in CREST a receiving agent accept (AEAN) message.

(g) Any Burtonwood Ordinary Shareholder withdrawing his acceptance of the Ordinary Offer pursuant to paragraphs 3(a), (b) or (c) of this Part B shall be deemed equally to have withdrawn any election under the Partial Share Alternative and the Loan Note Alternatives.

(h) Any question as to the validity (including time of receipt) of any notice of withdrawal will be determined by W&DB whose determination (save as the Panel otherwise determines) will be final and binding. None of W&DB, Burtonwood, McQueen, the Receiving Agent or any other person will be under any duty to give notification of any defect in any notice of withdrawal or will incur any liability for failure to do so.

4. REVISIONS OF THE OFFERS

(a) No revision of the Offers is envisaged. However, if the Offers (in their original or any previously revised form(s)) are revised (either in their terms and conditions or in the value or nature of the consideration offered or otherwise) and such revision represents on the date on which it is announced (on such basis as McQueen may reasonably consider appropriate) an improvement (or no diminution) in the value of the consideration of the revised offers compared with the consideration or terms previously offered or in the overall value received and/or retained by a Burtonwood Shareholder (under the Offers or otherwise), the benefit of the revised offers (or the relevant part thereof) will, subject to paragraphs 4(c), 4(d) and 7 of this Part B, be made available to any Burtonwood Shareholder who has accepted the Offers in their original or any previously revised form(s) (a ***previous acceptor***). The acceptance of the Offers by or on behalf of a previous acceptor in their original or any previously revised form(s) shall, subject as provided in paragraphs 4(c), 4(d) and 7 of this Part B, be deemed an acceptance of the offers as so revised and shall also constitute the irrevocable and separate appointment of W&DB and each of its directors and McQueen and each of its directors as his attorney and/or agent with authority: (i) to accept any such revised offers on behalf of such previous acceptor; (ii) if such revised offers include alternative forms of consideration, to make on his behalf elections for and/or accept such alternative forms of consideration on his behalf in the proportions such attorney and/or agent in his absolute discretion thinks fit; and (iii) to execute on behalf of and in the name of such previous acceptor all such further documents (if any) and take such further actions (if any) as may be required to give effect to such acceptances and/or elections. In making any such election and/or acceptance, such attorney and/or agent shall take into account the nature of any previous acceptances and/or elections made by or on behalf of the previous acceptor and such other facts or matters as he may reasonably consider relevant.

(b) Subject to paragraph 4(c) and paragraph 4(d) of this Part B, the powers of attorney, authorities and agencies conferred by this paragraph 4 and any acceptance of any revised offers and/or any election pursuant thereto shall be irrevocable unless and until the previous acceptor becomes entitled to withdraw his acceptance under paragraph 3 of this Part B and duly and validly does so.

(c) The deemed acceptance referred to in paragraph 4(a) of this Part B shall not apply, and the powers of attorney, authorities and agencies conferred by that paragraph shall not be exercised, to the extent that a previous acceptor:

(i) in respect of Burtonwood Shares in certificated form, lodges with the Receiving Agent, within 14 days of the posting of the document containing the revised offers, Form(s) of Acceptance (or other form(s) validly issued by or on behalf of W&DB) in which he validly elects to receive the consideration receivable by him under such revised offers in some other manner than that set out in his original or any previous acceptance; or

(ii) in respect of Burtonwood Shares in uncertificated form, sends (or, if a CREST sponsored member, procures that his CREST sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Acceptance in respect of which an election is to be varied. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(A) the ISIN number for the Burtonwood Shares. This is GB0001567097 for the Burtonwood Ordinary Shares and GB0001567212 for the Burtonwood Preference Shares;

(B) the number of Burtonwood Ordinary Shares and Burtonwood Preference Shares in respect of which the changed election is made;

(C) the member account ID of the previous acceptor;

(D) the participant ID of the previous acceptor;

(E) the member account ID of the Escrow Agent included in the relevant Electronic Acceptance. This is WOLBUR01 for the Ordinary Offer and WOLBUR02 for the Preference Offer, WOLBUR03 in respect of elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied in cash, WOLBUR04 in respect of elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied by QCB Loan Notes, WOLBUR05 in respect of elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied by Non-QCB Loan Notes, WOLBUR06 for the QCB Loan Notes and WOLBUR07 for the Non-QCB Loan Notes;

(F) the Escrow Agent's participant ID. This is RA10;

(G) the CREST transaction ID of the Electronic Acceptance in respect of which the election is to be changed, to be inserted at the beginning of the shared note field;

(H) the intended settlement date for the changed election;

(I) the corporate action number for the Offers allocated by CRESTCo;

and, in order that the desired change of election can be effected, it must include:

(J) the member account ID of the Escrow Agent relevant to the new election; and

(K) input with a standard delivery instruction priority of 80.

Any such change of election will be conditional upon the Receiving Agent verifying that the request is validly made. Accordingly, the Receiving Agent will on behalf of W&DB either reject or accept the requested change of election by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message as appropriate.

(d) The deemed acceptance referred to in paragraph 4(a) of this Part B shall not apply, and the powers of attorney, authorities and agencies conferred by that paragraph shall not be exercised, if, as a result thereof, the previous acceptor would (on such basis as McQueen may reasonably consider appropriate) thereby receive less in aggregate in consideration under the revised offers than he would have received in aggregate in consideration as a result of acceptance of the Offers in the form in which they were previously accepted by him or on his behalf unless the previous acceptor has previously agreed in writing.

(e) W&DB and McQueen reserve the right to treat an executed Form of Acceptance or TTE instruction (in respect of the Offers in their original or any previously revised form(s)) which is received (or dated) on or after the announcement or issue of any revised offers as a valid acceptance of the revised offers and/or, where applicable, a valid election for or acceptance of any of the alternative forms of consideration. Such acceptances shall constitute an authority in the terms of paragraph 4(a) of this Part B, *mutatis mutandis*, on behalf of the relevant Burtonwood Shareholder.

5. Acceptances and Purchases

Except as otherwise agreed by the Panel:

(a) an acceptance of the Offers shall not be treated as valid for the purposes of the acceptance condition unless the requirements of Note 4 and, if applicable, Note 6 of Rule 10 of the City Code are satisfied in respect of it;

(b) a purchase of Burtonwood Shares by W&DB or its nominee(s) or, in the case of a Rule 9 offer by W&DB, any person acting or deemed to be acting in concert with W&DB or its nominees will only be treated as valid for the purposes of the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 of Rule 10 of the City Code are satisfied in respect of it; and

(c) before the Ordinary Offer may become unconditional, the Receiving Agent must have issued a certificate to W&DB and/or to McQueen which states the number and class of Burtonwood Shares in respect of which acceptances have been received and which comply with paragraph 5(a) of this Part B, and the number and class of Burtonwood Shares otherwise acquired, whether before or during the Offer Period, which comply with paragraph 5(b) of this Part B. McQueen shall ensure that a copy of the certificate is sent to the Panel, Rothschild and/or other financial adviser of Burtonwood as soon as possible after it is issued.

6. General

(a) Except with the Panel's consent, the Ordinary Offer will lapse unless all of the conditions have been satisfied or (if capable of waiver) waived or, where appropriate, have been determined by W&DB in its reasonable opinion to be or remain satisfied in each case by midnight on 26 January 2005 or by midnight on the date which is 21 days after the date on which the Ordinary Offer becomes unconditional, whichever is the later, or such later date(s) as W&DB may, with the Panel's consent, decide. If the Ordinary Offer lapses, the Preference Offer shall also lapse. If the Offers lapse for any reason, then they shall cease to be capable of further acceptance and W&DB, McQueen and Burtonwood Shareholders shall cease to be bound by acceptances received on or before the date on which the Offers lapse.

(b) Except with the Panel's consent, settlement of the consideration to which any Burtonwood Shareholder is entitled under the Offers will be implemented in full in accordance with the terms of the Offers without regard to any lien, right of set-off, counterclaim or other analogous right to which W&DB or McQueen may otherwise be, or claim to be, entitled as against such Burtonwood Shareholder and will be effected in the manner described in the letter from McQueen contained in this document.

(c) The Offers are made at 11.59 p.m. on 8 December 2004 and are capable of acceptance from that date and after that time. Copies of this document, the Form(s) of Acceptance and any related documents are available from the Receiving Agent at the address set out in paragraph 3(a) of this Part B. The Offers are being made by means of this document and are being notified by means of an advertisement to be inserted in the *Financial Times* on 9 December 2004.

(d) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form(s) of Acceptance constitute part of the terms of the Offers. The provisions of this Appendix I shall be deemed to be incorporated in and form part of each Form of Acceptance. Words and expressions defined in this document have the same meanings when used in the Form(s) of Acceptance, unless the context otherwise requires.

(e) The Offers, all acceptances of them and all elections pursuant to them, the Form(s) of Acceptance and Electronic Acceptances, all contracts made pursuant to the Offers, all action taken or made or deemed to be taken or made pursuant to any of these terms and the relationship between a Burtonwood Shareholder and W&DB, McQueen or the Receiving Agent shall be governed by and interpreted in accordance with English law.

   (i) Execution of a Form of Acceptance or the making of an Electronic Acceptance by or on behalf of a Burtonwood Shareholder will constitute his agreement that the Courts of England are (subject to paragraph 6(e)(ii) of this Part B) to have exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, the Offers and the Form of Acceptance or the Electronic Acceptance (as appropriate) or otherwise arising in connection with the Offers and the Form of Acceptance or the Electronic Acceptance (as appropriate), and for such purposes that he irrevocably submits to the jurisdiction of the Courts of England.

   (ii) Execution of a Form of Acceptance or the making of an Electronic Acceptance by or on behalf of a Burtonwood Shareholder will constitute his agreement that the agreement in paragraph 6(e)(i) of this Part B is included for the benefit of W&DB, McQueen, and the Receiving Agent and, accordingly, notwithstanding the exclusive jurisdiction agreement in paragraph 6(e)(i) of this Part B, W&DB, McQueen and the Receiving Agent shall each retain the right to, and may in its absolute discretion, bring proceedings in the courts of any other country which may have jurisdiction and that the accepting Burtonwood Shareholder irrevocably submits to the jurisdiction of the courts of any such country.

(f) If the expiry dates of the Offers are extended, any reference in this document and in the Form(s) of Acceptance to the First Closing Date or 5 January 2005 shall, except in the pre-penultimate paragraph of Part A of this Appendix I and paragraph 1(a) of this Part B and where the context otherwise requires, be deemed to refer to the expiry dates of the Offers as so extended.

(g) Any omission or failure to despatch this document or the Form(s) of Acceptance or any other document relating to the Offers and/or any notice required to be despatched under the terms of the Offers to, or any failure to receive the same by, any person to whom the Offers are made, or should be made, shall not invalidate the Offers in any way or create any implication that the Offers have not been made to any such person. Subject to paragraph 7 of this Part B, the Offers extend to any such person and to all Burtonwood Shareholders to whom this document, the Form(s) of Acceptance and any related documents may not be despatched and who may not receive such documents, and such persons may collect copies of those documents from the Receiving Agent at the address set out in paragraph 3(a) of this Part B.

(h) If the Offers lapse:

   (i) in respect of Burtonwood Shares held in certificated form, Forms of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as the Panel may approve) within 14 days of the Offers lapsing, at the risk of the Burtonwood Shareholder concerned, to the person or agent whose name and address is set out in the relevant Box of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address (provided that no such documents will be sent to an address in Canada, Australia or Japan); and

(ii) in respect of Burtonwood Shares held in uncertificated form, the Receiving Agent will, immediately after the Offers lapse (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offers), give TFE instructions to CRESTCo to transfer all Burtonwood Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offers to the original available balances of the Burtonwood Shareholders concerned.

(i) All powers of attorney, appointments as agent and authorities on the terms conferred by or referred to in this Appendix I or in the Form(s) of Acceptance are given by way of security for the performance of the obligations of the Burtonwood Shareholder concerned and are irrevocable (in respect of powers of attorney, in accordance with section 4 of the Powers of Attorney Act 1971) except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 of this Part B and duly and validly does so.

(j) Without prejudice to any other provisions of this Part B, W&DB, McQueen and the Receiving Agent reserve the right to treat acceptances of the Offers as valid if not entirely in order or not accompanied by the relevant TTE instruction or (as applicable) relevant share certificate(s) and/or other document(s) of title or received by or on behalf of any of them at any place or places or in any manner determined by any of them or otherwise than as set out in this document or, in respect of Burtonwood Shares held in certificated form, in the Form(s) of Acceptance.

(k) All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Burtonwood Shareholders will be delivered by or sent to or from them (or their designated agents) at their risk. No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, withdrawal, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of W&DB.

(l) W&DB and McQueen reserve the right to notify any matter (including the making of the Offers) to all or any Burtonwood Shareholder(s) (i) with a registered address outside the UK or (ii) whom W&DB or McQueen know to be nominees, trustees or custodians for such Burtonwood Shareholder(s) with registered addresses outside the UK by announcement or paid advertisement in any daily newspaper published and circulated in the UK, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such Burtonwood Shareholder(s) to receive or see such notice. All references in this document to "notice in writing" (other than in paragraph 3 of this Part B) shall be construed accordingly.

(m) If sufficient acceptances are received and/or sufficient Burtonwood Shares are otherwise acquired, W&DB intends to apply the provisions of sections 428 to 430F of the Companies Act 1985 to acquire compulsorily any Burtonwood Shares not acquired or agreed to be acquired by or on behalf of W&DB pursuant to the Offers or otherwise.

(n) W&DB intends, after it announces that all of the conditions to the Offers have been satisfied or (if capable of waiver) waived, to procure the making of applications by Burtonwood respectively for the cancellation of the trading in Burtonwood Shares on the London Stock Exchange's market for listed securities and the listing of the Burtonwood Shares on the Official List of the UK Listing Authority. It is anticipated that the cancellations will take effect no earlier than 20 Business Days after the date W&DB makes the announcement referred to in the first sentence of this paragraph 6(n).

(o) Execution of a Form of Acceptance or the making of an Electronic Acceptance will constitute an instruction to W&DB that, on the Offers becoming unconditional in all respects, all mandates and other instructions or notices recorded in Burtonwood's records immediately prior to the Offers becoming so unconditional in relation to Burtonwood Shares will, unless and until revoked or varied, continue in full force, *mutatis mutandis*, in relation to the New W&DB Shares and/or the Loan Notes allotted or issued to the relevant Burtonwood Shareholders pursuant to the Offers.

(p) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date of this document).

(q) The Partial Share Alternative and the Loan Note Alternatives will lapse if the Ordinary Offer lapses or expires. An election for the Partial Share Alternative and/or the Loan Note Alternatives may only be made in respect of Burtonwood Ordinary Shares for which the Ordinary Offer is validly accepted.

(r) In relation to any acceptance of the Offers in respect of a holding of Burtonwood Shares which are in uncertificated form, W&DB reserves the right to make such alterations, additions or modifications to the terms of the Offers as may be necessary or desirable to give effect to any purported acceptance of the Offers, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the City Code or are otherwise made with the Panel's consent.

(s) For the purposes of this document, the time of receipt of a TTE instruction, an ESA instruction or an Electronic Acceptance shall be the time at which the relevant instruction settles in CREST.

(t) If W&DB is required by the Panel to make an offer for Burtonwood Shares under the provisions of Rule 9 of the City Code, W&DB may make such alterations to any of the terms and conditions of the Offers as are necessary to comply with the provisions of that Rule.

7. Overseas Shareholders

(a) The making of the Offers (including the provision of the Partial Share Alternative and the Loan Note Alternatives) in, or to persons resident in, or to nationals or citizens of, jurisdictions outside the United Kingdom or to nominees of, or custodians or trustees for, citizens or nationals of other countries (***Overseas Shareholders***) may be prohibited or affected by the laws of the relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. No person receiving a copy of this document and/or a Form(s) of Acceptance in any jurisdiction other than the UK may treat the same as constituting an invitation or offer to him, nor should he in any event use such Form(s) of Acceptance, if, in the relevant jurisdiction, such invitation or offer cannot lawfully be made to him or such Form of Acceptance cannot lawfully be used without contravention of any relevant or other legal requirements. In such circumstances, this document and/or Form(s) of Acceptance are sent for information only. It is the responsibility of such Overseas Shareholder receiving a copy of this document and/or Form(s) of Acceptance and wishing to accept the Offers (whether or not he elects for the Partial Share Alternative or the Loan Note Alternatives) to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Offers, including obtaining any governmental, exchange control or other consents which may be required, and compliance with other necessary formalities needing to be observed and payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any such Overseas Shareholder will be responsible for any such issue, transfer or other taxes or duties by whomsoever payable and W&DB and McQueen (and any person acting on behalf of either of them) shall be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes or duties or other requisite payments as W&DB or McQueen (and any person acting on behalf of either of them) may be required to pay.

If you are an Overseas Shareholder and you are in any doubt about your position, you should consult your independent professional adviser in the relevant jurisdiction.

(b) In particular, the Offers (including the Partial Share Alternative and the Loan Note Alternatives) are not being made, directly or indirectly, in or into, and are not capable of acceptance in or from, Canada, Australia or Japan. Accordingly, copies of this document, the Form(s) of Acceptance and any related offering documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into Canada, Australia or Japan including to Burtonwood Shareholders with registered addresses in those jurisdictions.

Persons receiving such documents (including, without limitation, custodians, trustees and nominees) must not mail, forward, or distribute or send them, directly or indirectly, in, into or from Canada, Australia or Japan or use Canadian, Australian or Japanese mails or any such means or instrumentality or facility for any purpose, directly or indirectly, in connection with the Offers. Doing so may invalidate any purported acceptance of the Offers. Persons wishing to accept the Offers and/or elect for the Partial Share Alternative and/or the Loan Note Alternatives must not use such mails or any such means or instrumentality or facility, directly or indirectly, for any purpose directly or indirectly related to acceptance of the Offers or such election.

Envelopes containing a Form of Acceptance, evidence of title or any other document relating to the Offers should not be postmarked in Canada, Australia or Japan or otherwise despatched from Canada, Australia or Japan and all accepting Burtonwood Shareholders must provide addresses outside Canada, Australia and Japan for the remittance of cash, for the receipt of certificates for the New W&DB Shares and for the receipt of certificates for the Loan Notes (and also outside the United States), or for the return of the Form(s) of Acceptance, share certificates and/or other document(s) of title.

(c) The New W&DB Shares and the Loan Notes have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New W&DB Shares and the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located or resident in Canada, Australia or Japan.

The New W&DB Shares and the Loan Notes have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. Neither the SEC nor any US state securities commission has approved or disapproved of the securities offered in connection with the Ordinary Offer, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

The Offers are being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act. The Ordinary Offer is also being made pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. New W&DB Shares will be "restricted securities", within the meaning of Rule 144(a)(3) under the US Securities Act, to the same extent and proportion as the Burtonwood Ordinary Shares tendered into the Ordinary Offer. The Loan Notes are to be issued solely to offer tax advantages not available in the United States. Accordingly, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States (or to persons resident in the United States). The Loan Notes will not be listed on any stock exchange.

(d) A Burtonwood Shareholder will be deemed not to have validly accepted the Offers if:

(i) he puts "NO" in Box 6 of the White Form of Acceptance or Box 4 of the Blue Form of Acceptance and thereby does not give the representations and warranties set out in paragraph (b) of Part C of this Appendix I;

(ii) having inserted in or having completed Box 5 of the White Form of Acceptance or Box 3 of the Blue Form of Acceptance with a registered address in Canada, Australia or Japan, he does not insert in Box 7 of the White Form of Acceptance or Box 5 of the Blue Form of Acceptance the name and address of a person or agent outside Canada, Australia and Japan to whom he wishes the consideration to which he is entitled under the Offers and/or any documents to be sent;

(iii) having made an election for Loan Notes under the Loan Note Alternatives and having inserted in or having completed Box 5 of the White Form of Acceptance with a registered address in the United States, he does not insert in Box 7 of the White Form of Acceptance the name and address of a person outside the United States to whom he wishes the consideration to which he is entitled under the Offers and/or any documents to be sent;

(iv) he inserts in Box 7 of the White Form of Acceptance or Box 5 of the Blue Form of Acceptance the name and address of a person or agent in Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under the Offers and/or any documents to be sent;

(v) having made an election for the Loan Notes under the Loan Note Alternatives, he inserts in Box 7 of the White Form of Acceptance the name and address of a person or agent in the United States to whom he wishes the consideration to which he is entitled under the Offers and/or any documents to be sent;

(vi) in any case, the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to W&DB or its agents to have been sent from, Canada, Australia or Japan;

(vii) he inserts in Box 8 of the White Form of Acceptance or Box 6 of the Blue Form of Acceptance a telephone number in Canada, Australia or Japan for use in the event of queries; or

(viii) he makes a Restricted Escrow Transfer pursuant to (and as defined in) paragraph 7(h) below, unless he also makes a related Restricted ESA instruction (as defined in paragraph 7(h) below) which is accepted by the Receiving Agent.

W&DB reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (b) of Part C or (as the case may be) Part D of this Appendix I could have been truthfully given by the relevant Burtonwood Shareholder and, if such investigation is made and, as a result, W&DB cannot satisfy itself that such representations and warranties were true and correct, the acceptance shall not be valid.

(e) If, in connection with the making of the Offers, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Form(s) of Acceptance or any related offering documents in, into or from Canada, Australia or Japan or uses the mails of, or any means or instrumentality (including, without limitation, facsimile or electronic transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or Japan in connection with such forwarding, such person should:

(i) inform the recipient of such fact;

(ii) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

(iii) draw the attention of the recipient to this paragraph 7.

(f) If any written notice from a Burtonwood Shareholder withdrawing his acceptance in accordance with paragraph 3 of this Part B is received in an envelope postmarked in, or which otherwise appears to W&DB or its agents to have been sent from, Canada, Australia or Japan, W&DB reserves the right in its absolute discretion to treat that notice as invalid.

Any acceptance of the Offers by Burtonwood Shareholders who are unable to give the representations and warranties set out in paragraph (b) of Part C or (as the case may be) Part D of this Appendix I is liable to be disregarded.

(g) W&DB reserves the right, in its absolute discretion, to treat any acceptance as invalid if it believes that such acceptance may violate applicable legal or regulatory requirements.

(h) If a Burtonwood Shareholder holding Burtonwood Shares in uncertificated form cannot give the warranty set out in paragraph (b) of Part D of this Appendix I, but nevertheless can provide evidence satisfactory to W&DB that he can accept the Offers in compliance with all relevant legal and regulatory requirements, he may only purport to accept the Offers by sending (or, if a CREST sponsored member, procuring that his CREST sponsor sends) both:

(i) a Transfer to Escrow instruction to a designated escrow balance detailed below (a ***Restricted Escrow Transfer***); and

(ii) one or more valid ESA instructions (a ***Restricted ESA instruction***) which specify the form of consideration which he wishes to receive (consistent with the alternatives offered under the Offers).

Such purported acceptance will not be treated as a valid acceptance unless both the Restricted Escrow Transfer and the Restricted ESA instruction(s) settle in CREST and W&DB decides, in its absolute discretion, to exercise its right described in paragraph 7(i) of this Part B to waive, vary or modify the terms of the Offers relating to Overseas Shareholders, to the extent required to permit such acceptance to be made, in each case during the acceptance period set out in paragraph 1(a) of this Part B. If W&DB accordingly decides to permit such acceptance to be made, the Receiving Agent will, on behalf of W&DB, accept the purported acceptance as an Electronic Acceptance on the terms of this document (as so waived, varied or modified) by transmitting in CREST a receiving agent accept (AEAN) message. Otherwise, the Receiving Agent will, on behalf of W&DB, reject the purported acceptance by transmitting in CREST a receiving agent reject (AEAD) message. Each Restricted Escrow Transfer must, in order for it to be valid and settle, include the following details:

(A) the ISIN number for the Burtonwood Shares. This is GB0001567097 for the Burtonwood Ordinary Shares and GB0001567212 for the Burtonwood Preference Shares;

(B) the number of Burtonwood Shares in uncertificated form in respect of which the Offer is to be accepted (i.e., the number of Burtonwood Shares to be transferred to an escrow balance);

(C) the participant ID of the Burtonwood Shareholder;

(D) the member account ID of the Burtonwood Shareholder;

(E) the participant ID of the Escrow Agent. This is RA10;

(F) the member account ID of the Escrow Agent specific to a Restricted Escrow Transfer. This is RESTRICT;

(G) the intended settlement date. This should be as soon as possible and in any event not later than 3.00 p.m. (London time) on 5 January 2005;

(H) the corporate action number for the Offers allocated by CRESTCo;

(I) input with a standard delivery instruction priority of 80; and

(J) the contact name and telephone number inserted in the shared note field.

Each Restricted ESA instruction must in order for it to be valid and settle, include the following details:

(A) the ISIN number for the Burtonwood Shares. This is GB0001567097 for the Burtonwood Ordinary Shares and GB0001567212 for the Burtonwood Preference Shares;

(B) the number of Burtonwood Shares relevant to that Restricted ESA instruction;

(C) the participant ID of the accepting Burtonwood Shareholder;

(D) the member account ID of the accepting Burtonwood Shareholder;

(E) the participant ID of the Escrow Agent. This is RA10;

(F) the member account ID of the Escrow Agent set out in the Restricted Escrow Transfer. This is RESTRICT;

(G) the member account ID of the Escrow Agent relevant to the form of consideration required. In respect of the Offers in their basic terms, this is WOLBUR01 for the Ordinary Offer and WOLBUR02 for the Preference Shares; in respect of elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied in cash is WOLBUR03; in respect of elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied by QCB Loan Notes is WOLBUR04; in respect of elections for the Partial Share Alternative not fully satisfied by New W&DB Shares to be satisfied by Non-QCB Loan Notes is WOLBUR05; in respect of the QCB Loan Notes is WOLBUR06 and in respect of the Non-QCB Loan Notes is WOLBUR07;

(H) the CREST transaction ID of the Restricted Escrow Transfer to which the Restricted ESA instruction relates to be inserted at the beginning of the shared note field;

(I) the intended settlement date. This should be as soon as possible and in any event not later than 3.00 p.m. (London time) on 5 January 2005;

(J) input with a standard delivery instruction priority of 80; and

(K) the corporate action number for the Offers.

(i) These provisions and any other terms of the Offers relating to Overseas Shareholders may be waived, varied or modified as regards specific Burtonwood Shareholders or on a general basis by W&DB in its absolute discretion. Subject thereto, the provisions of this paragraph 7 supersede any terms of the Offers inconsistent with them. References in this paragraph 7 to a Burtonwood Shareholder include references to the person or persons executing a Form of Acceptance or making an Electronic Acceptance and, if more than one person executes the Form of Acceptance or makes an Electronic Acceptance, the provisions of this paragraph 7 shall apply to them jointly and severally.

8. THE PARTIAL SHARE ALTERNATIVE

(a) The Partial Share Alternative forms part of the Ordinary Offer and, subject to the remainder of this paragraph 8 and paragraph 7 above, is available to eligible Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer and is conditional upon the Ordinary Offer becoming or being declared unconditional in all respects.

(b) Burtonwood Ordinary Shareholders who accept the Ordinary Offer may elect to receive New W&DB Shares (on the basis of 0.5943 New W&DB Shares for each Burtonwood Ordinary Share) instead of any or all of the cash to which they would otherwise become entitled under the terms of the Ordinary Offer. Fractional entitlements to New W&DB Shares will be disregarded and will not be allotted.

(c) The maximum number of New W&DB Shares available under the Partial Share Alternative in connection with the Ordinary Offer is 3,867,056. If valid elections under the Partial Share Alternative exceed this number, then such elections will be scaled back and the balance of the consideration will be satisfied in cash or, if an election is made to receive Loan Notes, Loan Notes in accordance with the terms of the Ordinary Offer.

(d) To the extent that valid elections for New W&DB Shares under the Partial Share Alternative exceed the maximum number of New W&DB Shares available under the Partial Share Alternative, such elections will be scaled back *pro rata*, as nearly as practicable. If elections for New W&DB Shares are scaled back, Burtonwood Ordinary Shareholders will instead receive cash consideration or, if a valid election is made to receive Loan Notes, Loan Notes, in respect of any election under the Partial Share Alternative which is not fully satisfied by New W&DB Shares.

(e) Entitlements to New W&DB Shares in respect of valid elections under the Partial Share Alternative (and any scaling back) will be determined initially by reference to the number of New W&DB Shares for which valid elections are received by the date the Ordinary Offer becomes or is declared unconditional in all respects. Thereafter, entitlements will be determined by reference to further valid elections received by subsequent consideration settlement dates.

(f) If valid elections under the Partial Share Alternative are received in respect of less than the maximum number of New W&DB Shares, then all such elections will be satisfied in full and the remaining number of New W&DB Shares will not be issued.

(g) The New W&DB Shares will be issued free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights thereafter attaching thereto. The New W&DB Shares will be issued credited as fully paid and will, when issued, rank equally in all respects with the then existing W&DB Shares. For the avoidance of doubt, the New W&DB Shares will not be issued prior to the record date for the proposed W&DB final dividend for the 53 weeks ended 2 October 2004 and, accordingly, will not rank for that dividend.

(h) An election for the Partial Share Alternative may only be made in respect of Burtonwood Ordinary Shares for which the Ordinary Offer is validly accepted. An election for the Partial Share Alternative in respect of Burtonwood Ordinary Shares in certificated form may only be made on a White Form of Acceptance. An election for the Partial Share Alternative in respect of Burtonwood Ordinary Shares in uncertificated form may only be made by the input and settlement of an Alternative TTE instruction in respect of the number of Burtonwood Ordinary Shares specified in that instruction.

(i) No election for the Partial Share Alternative will be valid unless, in the case of certificated Burtonwood Ordinary Shares, both a valid acceptance of the Ordinary Offer and a valid election for the Partial Share Alternative, duly completed in all respects and accompanied by all relevant share certificate(s) and/or other document(s) of title or, in the case of uncertificated Burtonwood Ordinary Shares, the relevant TTE instructions, are duly received by the time and date on which the Partial Share Alternative closes (irrespective of whether or not such documents have been forwarded to W&DB or its agents in respect of the Ordinary Offer).

(j) If any acceptance of the Ordinary Offer which includes an election for the Partial Share Alternative is received before the Partial Share Alternative has closed but is not, and is not deemed to be, valid or complete in all respects at such time, such election shall for all purposes be void and the Burtonwood Ordinary Shareholder(s) purporting to make such election shall not, for any purpose, be entitled to receive any consideration under the Partial Share Alternative, but any such acceptance which is otherwise valid shall be deemed to be an acceptance of the Ordinary Offer for the number of Burtonwood Ordinary Shares inserted or deemed to be inserted in Box 1 of the White Form of Acceptance or in the relevant Alternative TTE instruction and the Burtonwood Ordinary Shareholder(s) will, on the Ordinary Offer becoming unconditional in all respects, be entitled to receive the cash consideration due under the Ordinary Offer.

(k) The Partial Share Alternative will remain open for so long as the Ordinary Offer remains open for acceptance, subject to valid elections not having been received by an earlier date (not being earlier than the date on which the Ordinary Offer becomes or is declared unconditional in all respects) under the Partial Share Alternative in respect of the maximum number of New W&DB Shares available under the Partial Share Alternative. The provisions of paragraph 1(e) of this Part B shall apply *mutatis mutandis* in respect of any "no extension" and/or "no increase" statement made in relation to the Partial Share Alternative.

(l) Each person electing for the Partial Share Alternative will be deemed to represent and warrant that he is not a Class 1 Restricted Overseas Person and is not acquiring, and will not be holding, New W&DB Shares for the account or benefit of a Class 1 Restricted Overseas Person or with a view to the offer, sale, re-sale, delivery or transfer, directly or indirectly, of such New W&DB Shares in Canada, Australia or Japan or to or for the account or benefit of any Class 1 Restricted Overseas Person. Any person unable to give such a representation and warranty is not permitted to elect for the Partial Share Alternative.

9. The Loan Note Alternatives

(a) The Loan Note Alternatives form part of the Ordinary Offer and, subject to the remainder of this paragraph 9 and to paragraph 7 above, are available to eligible Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer and are conditional upon the Ordinary Offer becoming or being declared unconditional in all respects.

(b) Burtonwood Shareholders who accept the Ordinary Offer may elect to receive Loan Notes (on the basis of £1 nominal amount of Loan Notes for each £1 of cash to which accepting Burtonwood Ordinary Shareholders would otherwise have become entitled) instead of any or all of the cash to which they would otherwise become entitled under the terms of the Ordinary Offer. Elections for the Loan Note Alternatives will only be accepted in respect of integral multiples of £1 of cash consideration due under the terms of the Ordinary Offer with fractions being disregarded.

(c) W&DB reserves the right not to offer the Loan Note Alternatives where valid elections are received for an aggregate of less than £2 million in nominal value of Loan Notes by the date the Ordinary Offer becomes or is declared unconditional in all respects, in which case such elections shall be void and Burtonwood Ordinary Shareholders will receive cash consideration in respect of Burtonwood Ordinary Shares for which the Ordinary Offer has otherwise been validly accepted.

(d) An election for the Loan Note Alternatives may only be made in respect of Burtonwood Ordinary Shares for which the Ordinary Offer is validly accepted. An election for the Loan Note Alternatives in respect of Burtonwood Ordinary Shares in certificated form may only be made on a White Form of Acceptance. An election for the Loan Note Alternatives in respect of Burtonwood Ordinary Shares in uncertificated form may only be made by the input and settlement of an Alternative TTE instruction in respect of the number of Burtonwood Ordinary Shares specified in that instruction.

(e) No election for the Loan Note Alternatives will be valid unless, in the case of certificated Burtonwood Shares, both a valid acceptance of the Ordinary Offer and a valid election for the Loan Note Alternatives, duly completed in all respects and accompanied by all relevant share certificate(s) and/or other document(s) of title or, in the case of uncertificated Burtonwood Ordinary Shares, the relevant TTE instructions, are duly received by the time and date on which the Loan Note Alternatives close (irrespective of whether or not such documents have been forwarded to W&DB or its agents in respect of the Offers).

(f) If any acceptance of the Ordinary Offer which includes an election for the Loan Note Alternatives is received before the Loan Note Alternatives have closed but is not, and is not deemed to be, valid or complete in all respects at such time, such election shall for all purposes be void and the Burtonwood Ordinary Shareholder(s) purporting to make such election shall not, for any purpose, be entitled to receive any consideration under the Loan Note Alternatives, but any such acceptance which is otherwise valid shall be deemed to be an acceptance of the Ordinary Offer for the number of Burtonwood Ordinary Shares inserted or deemed to be inserted in Box 1 of the White Form of Acceptance or in the relevant Alternative TTE instruction and the Burtonwood Ordinary Shareholder(s) will, on the Ordinary Offer becoming unconditional in all respects, be entitled to receive the cash consideration due under the Ordinary Offer.

(g) The Loan Note Alternatives will remain open for as long as the Ordinary Offer remains open for acceptance. The provisions of paragraph 1(e) of this Part B shall apply *mutatis mutandis* in respect of any "no extension" and/or "no increase" statement made in relation to the Loan Note Alternatives.

(h) Each person electing for the Loan Note Alternatives will be deemed to represent and warrant that he is not a Class 2 Restricted Overseas Person and is not acquiring, and will not be holding, Loan Notes for the account or benefit of a Class 2 Restricted Overseas Person or with a view to the offer, sale, re-sale, delivery or transfer, directly or indirectly, of such Loan Notes in the United States, Canada, Australia or Japan or to or for the account or benefit of any Class 2 Restricted Overseas Person. Any person unable to give such a representation and warranty is not permitted to elect for the Loan Note Alternatives.

(i) A Burtonwood Ordinary Shareholder may not elect to receive both QCB and Non-QCB Loan Notes. If any acceptance of the Ordinary Offer includes an election for the Loan Note Alternatives and that acceptance does not specify whether the Burtonwood Ordinary Shareholder elects for QCB Loan Notes or Non-QCB Loan Notes, such acceptance will be deemed to be an election for Non-QCB Loan Notes. If any acceptance of the Ordinary Offer includes an election for the Loan Note Alternatives and that acceptance contains an election for both QCB Loan Notes and Non-QCB Loan Notes, such acceptance will be deemed to be an election for all Non-QCB Loan Notes.

Part C

FORM(S) OF ACCEPTANCE

Each Burtonwood Shareholder by whom, or on whose behalf, a Form of Acceptance is executed and delivered to the Receiving Agent irrevocably undertakes, represents, warrants and agrees to and with W&DB, McQueen and the Receiving Agent (so as to bind him, his personal or legal representatives, heirs, successors and assigns) to the following effect:

(a) that the execution of the White Form of Acceptance shall constitute:

(i) an acceptance of the Ordinary Offer in respect of the number of Burtonwood Ordinary Shares in certificated form inserted or deemed to be inserted in Box 1 of the White Form of Acceptance;

(ii) an election under the Partial Share Alternative to receive such number of New W&DB Shares as fall to be issued pursuant to the Ordinary Offer in respect of the number of Burtonwood Ordinary Shares in certificated form inserted or deemed to be inserted in Box 2 of the White Form of the Acceptance;

(iii) if "YES" is inserted in Box 2A of the White Form of Acceptance, an election under the Loan Note Alternatives in respect of the number of Burtonwood Ordinary Shares not fully satisfied by New W&DB Shares in the event that elections for the Partial Share Alternative are scaled back;

(iv) an election under the Loan Note Alternatives in respect of such amount of cash as would fall to be paid pursuant to the Ordinary Offer in respect of the number of Burtonwood Ordinary Shares in certificated form inserted or deemed to be inserted in Box 3 of the White Form of Acceptance;

(v) an election under the Loan Note Alternatives to receive the type of Loan Notes specified or deemed to be specified in Box 3A of the White Form of Acceptance; and

(vi) an undertaking to execute any further documents and give any further assurances which may be required to enable W&DB to obtain the full benefit of this Part C and/or to perfect any of the authorities expressed to be given in this Part C; and

that the execution of the Blue Form of Acceptance shall constitute:

(i) an acceptance of the Preference Offer in respect of the number of Burtonwood Preference Shares in certificated form inserted or deemed to be inserted in Box 1 of the Blue Form of Acceptance; and

(ii) an undertaking to execute any further documents and give any further assurances which may be required to enable W&DB to obtain the full benefit of this Part C and/or to perfect any of the authorities expressed to be given in this Part C,

in each case on and subject to the terms and conditions set out or referred to in this document and in the Forms of Acceptance and that, subject only to the rights of withdrawal set out or referred to in paragraph 3 of Part B of this Appendix I, each such acceptance and election shall be irrevocable provided that if (i) Box 1 or any other Box is not completed; (ii) the total number of Burtonwood Shares inserted in Box 1 is greater than the number of Burtonwood Shares comprised in the acceptance; (iii) any of the other Boxes in the Form of Acceptance are completed in an inconsistent manner; or (iv) the acceptance is otherwise completed incorrectly but the Form of Acceptance is signed, it may be deemed, in the absolute discretion of W&DB, to be an acceptance of the cash terms of the Offers in respect of all of the Burtonwood Shares comprised in the acceptance.

For the purposes of this Appendix I and the Forms of Acceptance, the phrase "Burtonwood Shares comprised in the acceptance" shall mean the number and class of Burtonwood Shares inserted in Box 1 of the Form of Acceptance or, if no number (or a number greater than the relevant Burtonwood Shareholder's registered holding of the relevant class of Burtonwood Shares) is inserted, the greater of:

(i) the relevant Burtonwood Shareholder's entire holding of the relevant class of Burtonwood Shares as disclosed by the register of members made available to the Receiving Agent prior to the time the relevant Form of Acceptance is processed by them;

(ii) the relevant Burtonwood Shareholder's entire holding of the relevant class of Burtonwood Shares as disclosed by the register of members made available to the Receiving Agent prior to the latest time for receipt of the Form of Acceptance which can be taken into account for determining whether the Offers are unconditional; or

(iii) the number of the relevant class of Burtonwood Shares in respect of which certificates or an indemnity in lieu thereof is received by the Receiving Agent;

(b) unless "NO" is put in Box 6 of the White Form of Acceptance or Box 4 of the Blue Form of Acceptance, that such Burtonwood Shareholder:

(i) has not, directly or indirectly, received or sent copies or originals of this document, the relevant Form of Acceptance or any related offering documents in, into or from Canada, Australia or Japan, has not utilised in connection with the Offers or the execution or delivery of the Form of Acceptance, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, by means of facsimile or electronic transmission, telephone, telex or internet) of interstate or foreign commerce of, or any facilities of a securities exchange of, Canada, Australia or Japan;

(ii) if an Overseas Shareholder, has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in W&DB, McQueen or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offers or his acceptance thereof;

(iii) is accepting the Offers from outside Canada, Australia and Japan and was outside Canada, Australia and Japan when the relevant Form of Acceptance was delivered;

(iv) is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given all instructions with respect to the Offers from outside Canada, Australia and Japan;

(v) if such Burtonwood Shareholder (where applicable) has made an election for the Partial Share Alternative, is not a Class 1 Restricted Overseas Person and is not acquiring, and will not hold, the New W&DB Shares for the account or benefit of a Class 1 Restricted Overseas Person or with a view to, or for the purposes of, the offer, sale, re-sale, delivery or transfer, directly or indirectly, of any New W&DB Shares in or into Canada, Australia or Japan, or to or for the account or benefit of any Class 1 Restricted Overseas Person; and

(vi) if such Burtonwood Shareholder (where applicable) has made an election for the Loan Note Alternatives, is not a Class 2 Restricted Overseas Person and is not acquiring, and will not hold, the Loan Notes for the account or benefit of a Class 2 Restricted Overseas Person or with a view to, or for the purposes of, the offer, sale, resale, delivery, or transfer, directly or indirectly, of any Loan Notes in or into the United States, Canada, Australia or Japan, or to or for the account or benefit of any Class 2 Restricted Overseas Person;

(c) that the execution of the Form of Acceptance and its delivery to the Receiving Agent constitutes, subject to the Offers becoming unconditional in all respects in accordance with their terms and to an accepting Burtonwood Shareholder not having validly withdrawn his acceptance, the irrevocable and separate appointment of each of W&DB and/or McQueen and any director of, or any person authorised by, them, as such shareholder's attorney and/or agent (the ***attorney***) and an irrevocable instruction and authorisation to the attorney:

(i) to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney in relation to the Burtonwood Shares referred to in paragraph (a) of this Part C in favour of W&DB or such other person or persons as W&DB or its agents may direct in connection with acceptance of the Offers;

(ii) to deliver such form(s) of transfer and/or other document(s) in the attorney's discretion and/or the certificate(s) and/or other document(s) of title relating to such Burtonwood Shares for registration within six months of the Offers becoming unconditional in all respects; and

(iii) to execute all such other documents and do all such other acts and things as may in the attorney's reasonable opinion be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offers and/or the Partial Share Alternative and/or the Loan Note Alternatives pursuant to the Form of Acceptance and to vest the Burtonwood Shares referred to in paragraph (a) of this Part C in W&DB or its nominee(s);

(d) that, in relation to Burtonwood Shares in certificated form, the execution of the Form of Acceptance and its delivery to the Receiving Agent constitutes, subject to the Offers becoming unconditional in all respects in accordance with their terms and to an accepting Burtonwood Shareholder not having validly withdrawn his acceptance, an irrevocable authority and request (subject to the provisions of paragraph 7 of Part B of this Appendix I):

(i) to Burtonwood or its agents to procure the registration of the transfer of the Burtonwood Shares referred to in paragraph (a) of this Part C pursuant to the Offers and the delivery of the share certificate(s) and/or other document(s) of title in respect of such Burtonwood Shares to W&DB or as it may direct;

(ii) to W&DB and McQueen or their respective agents to procure that such Burtonwood Shareholder's name (where applicable) is entered on the shareholder register of W&DB in respect of the New W&DB Shares to which he becomes entitled pursuant to an election in respect of Burtonwood Ordinary Shares in certificated form under the Partial Share Alternative and to procure the issue of a definitive certificate of title for such New W&DB Shares;

(iii) to W&DB and McQueen or their respective agents to procure that such Burtonwood Shareholder's name (where applicable) is entered on the relevant register of holders of Loan Notes in respect of the relevant Loan Notes to which he becomes entitled pursuant to an election in respect of Burtonwood Ordinary Shares in certificated form under the Loan Note Alternatives and to procure the issue of a definitive certificate of title for such Loan Notes; and

(iv) to W&DB and McQueen or their respective agents to procure the despatch by post (or by such other method as the Panel may approve) of the cheque for the cash consideration and/or document(s) of title for any New W&DB Shares or Loan Notes to which an accepting Burtonwood Shareholder is entitled pursuant to his acceptances of, and elections under, the Offers, at the risk of such shareholder, to the person or agent whose name and address outside Canada, Australia and Japan (and, in relation to the Loan Notes, also outside the United States) is set out in Box 7 of the White Form of Acceptance or Box 5 of the Blue Form of Acceptance, or, if no name and address is set out in Box 7 or Box 5 (as the case may be), to the first-named holder at his registered address outside Canada, Australia and Japan (and, in relation to the Loan Notes, also outside the United States);

(e) that the execution of the Form of Acceptance and its delivery to the Receiving Agent constitutes a separate authority to W&DB and/or McQueen and/or their respective directors within the terms of paragraph 4 of Part B of this Appendix I in respect of the Burtonwood Shares in certificated form comprised in the acceptance;

(f) that, subject to the Offers becoming or being declared unconditional in all respects (or if the Offers will become unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel consents) and pending registration, in respect of the Burtonwood Shares referred to in paragraph (a) of this Part C:

(i) W&DB and/or its agents shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Burtonwood or of any class of its shareholders) attaching to such Burtonwood Shares in certificated form in respect of which the Offers have been accepted or are deemed to have been accepted and not validly withdrawn; and

(ii) the execution of a Form of Acceptance in respect of such Burtonwood Shares comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(A) constitutes an authority to Burtonwood and its agents from such Burtonwood Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him as a member of Burtonwood (including any share certificate(s) or other document(s) of title) to W&DB at its registered office;

(B) constitutes an authority to W&DB or any director of W&DB to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent and on his behalf and/or to attend and/or execute a form of proxy in respect of such Burtonwood Shares appointing any person nominated by W&DB to attend general and separate class meetings of Burtonwood (and any adjournments thereof) and to exercise the votes attaching to such shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offers; and

(C) will also constitute the agreement of such Burtonwood Shareholder not to exercise any of such rights without the consent of W&DB and the irrevocable undertaking of such Burtonwood Shareholder not to appoint a proxy to attend any such general meeting or separate class meeting,

save that this authority will cease to be valid if the acceptance is validly withdrawn;

(g) that he will deliver or procure the delivery to the Receiving Agent at the address referred to in paragraph 3(a) of Part B of this Appendix I of his share certificate(s) and/or other document(s) of title in respect of all Burtonwood Shares in certificated form held by him in respect of which the Offers have been accepted or are deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to W&DB in lieu thereof, as soon as possible and in any event within six months of the Offers becoming unconditional in all respects;

(h) that he is the sole legal and beneficial owner of the Burtonwood Shares in certificated form in respect of which the Offers are accepted or deemed to be accepted or he is the legal owner of such Burtonwood Shares and he has the necessary capacity and authority to execute the relevant Form of Acceptance;

(i) that, unless he validly withdraws his acceptance, the Burtonwood Shares in certificated form in respect of which the Offers are accepted or deemed to be accepted are sold fully paid up and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after 3 December 2004, other than the interim dividend of 3.45 pence per Burtonwood Ordinary Share announced on 15 November 2004;

(j) that the terms and conditions of the Offers contained in this document shall be deemed to be incorporated in, and form part of, the Forms of Acceptance which shall be read and construed accordingly;

(k) that, unless he validly withdraws his acceptance, if he accepts the Offers, he will do all such acts and things as shall be necessary or expedient to vest the Burtonwood Shares referred to in paragraph (a) of this Part C in W&DB or its nominee(s) or such other persons as it may decide;

(l) that he agrees to ratify each and every act or thing which may be done or effected by W&DB or McQueen or the Receiving Agent or any director of W&DB, any director of McQueen or any director of the Receiving Agent or their respective agents or Burtonwood or its agents, as the case may be, in the exercise of any of his powers and/or authorities under this document;

(m) that the execution of the Form of Acceptance constitutes his agreement to the terms of paragraphs 6(e)(i) and (ii) of Part B of this Appendix I;

(n) that, on execution, the Form of Acceptance shall take effect as a deed;

(o) that, if any provision of Part B or Part C of this Appendix I shall be unenforceable or invalid or shall not operate so as to afford W&DB or McQueen or the Receiving Agent or any director of any of them the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents as may be required to enable W&DB and/or McQueen and/or the Receiving Agent and/or any director of any of them to secure the full benefits of Part B and this Part C; and

(p) that he is not a customer (as defined by the rules of the Financial Services Authority) of McQueen in connection with the Offers.

References in this Part C to a Burtonwood Shareholder shall include references to the person or persons executing a Form of Acceptance and, if more than one person executes a Form of Acceptance, the provisions of this Part C shall apply to them jointly and severally.

Part D

ELECTRONIC ACCEPTANCE

Each Burtonwood Shareholder by whom, or on whose behalf, an Electronic Acceptance is made irrevocably undertakes, represents, warrants and agrees to and with W&DB, McQueen and the Receiving Agent (so as to bind him, his personal or legal representatives, heirs, successors and assigns) to the following effect:

(a) that the Electronic Acceptance shall constitute:

   (i) an acceptance of the Offers in respect of the number and class of Burtonwood Shares in uncertificated form to which a Basic Offer TTE instruction relates;

   (ii) an election under the Partial Share Alternative to receive such number of New W&DB Shares as fall to be issued pursuant to the Ordinary Offer in respect of the number of Burtonwood Ordinary Shares in uncertificated form to which an Alternative TTE instruction relates;

   (iii) an election under the Partial Share Alternative to receive QCB Loan Notes in respect of the number of Burtonwood Ordinary Shares in uncertificated form not fully satisfied by New W&DB Shares (in the event that elections for the Partial Share Alternative are scaled back) to which an Alternative TTE instruction relates;

   (iv) an election under the Partial Share Alternative to receive Non-QCB Loan Notes in respect of the number of Burtonwood Ordinary Shares in uncertificated form not fully satisfied by New W&DB Shares (in the event that elections for the Partial Share Alternative are scaled back) to which an Alternative TTE instruction relates;

   (v) an election under the Loan Note Alternatives to receive QCB Loan Notes in respect of such amount of cash as would fall to be paid pursuant to the Ordinary Offer in respect of the number of Burtonwood Ordinary Shares in uncertificated form to which an Alternative TTE instruction relates;

   (vi) an election under the Loan Note Alternatives to receive Non-QCB Loan Notes in respect of such amount of cash as would fall to be paid pursuant to the Ordinary Offer in respect of the number of Burtonwood Ordinary Shares in uncertificated form to which an Alternative TTE instruction relates; and

   (vii) an undertaking to execute any further documents and give any further assurances which may be required to enable W&DB to obtain the full benefit of this Part D and/or to perfect any of the authorities expressed to be given in this Part D,

   in each case on and subject to the terms and conditions set out or referred to in this document and that, subject only to the rights of withdrawal set out or referred to in paragraph 3 of Part B of this Appendix I, each such acceptance and election shall be irrevocable;

(b) (i) that such Burtonwood Shareholder has not, directly or indirectly, received or sent copies or originals of this document, the Form of Acceptance or any related offering documents in, into or from Canada, Australia or Japan, has not utilised in connection with the Offers, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, by means of facsimile or electronic transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a securities exchange of, Canada, Australia or Japan, was outside Canada, Australia and Japan at the time of the input and settlement of the relevant TTE instruction(s), and, in respect of the Burtonwood Shares to which an Electronic Acceptance relates, is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given all instructions with respect to the Offers from outside Canada, Australia and Japan;

   (ii) that, if such Burtonwood Shareholder is an Overseas Shareholder he has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in W&DB, McQueen or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offers or his acceptance thereof;

(iii) that, if such Burtonwood Shareholder has made an election for the Partial Share Alternative, he is not a Class 1 Restricted Overseas Person and is not acquiring, and will not hold, the New W&DB Shares for the account or benefit of a Class 1 Restricted Overseas Person or with a view to, or for the purposes of, the offer, sale, re-sale, delivery or transfer, directly or indirectly, of any New W&DB Shares in or into Canada, Australia or Japan or to or for the account or benefit of any Class 1 Restricted Overseas Person; and

(iv) that, if such Burtonwood Shareholder has made an election for the Loan Note Alternatives, he is not a Class 2 Restricted Overseas Person and is not acquiring, and will not hold, the Loan Notes for the account or benefit of a Class 2 Restricted Overseas Person or with a view to, or for the purposes of, the offer, sale, re-sale, delivery or transfer, directly or indirectly, of any Loan Notes in or into the United States, Canada, Australia or Japan or to or for the account or benefit of any Class 2 Restricted Overseas Person;

(c) that the Electronic Acceptance constitutes, subject to the Offers becoming unconditional in all respects in accordance with their terms and to an accepting Burtonwood Shareholder not having validly withdrawn his acceptance, the irrevocable and separate appointment of each of W&DB and/or McQueen and any director of, or any person authorised by, them as such shareholder's attorney and/or agent (the ***attorney***) and an irrevocable instruction and authorisation to the attorney to do all such acts and things as may in the attorney's reasonable opinion be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offers and/or the Partial Share Alternative and/or the Loan Note Alternatives and to vest the Burtonwood Shares referred to in paragraph (a) of this Part D in W&DB or its nominees;

(d) that the Electronic Acceptance constitutes the irrevocable appointment of the Receiving Agent as such shareholder's attorney and an irrevocable instruction and authority to the attorney (i) subject to the Offers becoming unconditional in all respects in accordance with their terms and to an accepting Burtonwood Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as W&DB or its agents may direct) by means of CREST all or any of the Burtonwood Shares in uncertificated form referred to in paragraph (a) of this Part D (but not exceeding the number of Burtonwood Shares in uncertificated form in respect of which the Offers are accepted or deemed to be accepted) and (ii) if the Offers do not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offers (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offers), to transfer all such Burtonwood Shares to the original available balance of the accepting Burtonwood Shareholder;

(e) that the Electronic Acceptance constitutes, subject to the Offers becoming unconditional in all respects in accordance with their terms and to an accepting Burtonwood Shareholder not having validly withdrawn his acceptance, an irrevocable authority and request:

(i) to W&DB or its agents to procure the making of a CREST payment obligation in favour of the Burtonwood Shareholder's payment bank in accordance with the CREST payment arrangements in respect of any cash consideration to which such shareholder is entitled pursuant to the Offers, provided that (A) W&DB may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid or satisfied by cheque despatched by post and (B) if the Burtonwood Shareholder concerned is a CREST member whose registered address is in Canada, Australia or Japan, any cash consideration to which such shareholder is entitled may be paid by cheque despatched by post, in any case at the risk of such shareholder, and such cheque shall be despatched to the first-named holder at his registered address outside Canada, Australia and Japan or as otherwise determined by W&DB;

(ii) subject to the provisions of paragraph 7 of Part B of this Appendix I, to W&DB and McQueen or their respective agents to procure that such Burtonwood Shareholder's name (where applicable) is entered on the shareholder register of W&DB in respect of the New W&DB Shares to which he becomes entitled pursuant to an election in respect of Burtonwood Ordinary Shares in uncertificated form under the Partial Share Alternative and to issue any such New W&DB Shares in uncertificated form provided that (A) W&DB may (if, for any reason, it wishes to do so) determine that all or any of such New W&DB Shares shall be issued in certificated form and the relevant document(s) of title may be despatched by post and (B) if the Burtonwood Shareholder concerned is a CREST member whose registered address is in Canada, Australia or Japan, all or any of such New W&DB Shares may be issued in certificated form and the relevant document(s) of title may be despatched by post, provided that sub-paragraph (i) above shall apply to the despatch of any consideration by post pursuant to this sub-paragraph (e)(ii), and further provided that any such document of title for such New W&DB Shares shall not be sent to a person or agent whose name and address is in Canada, Australia or Japan;

(iii) subject to the provisions of paragraph 7 of Part B of this Appendix I, to W&DB and McQueen or their respective agents to procure that such Burtonwood Shareholder's name (where applicable) is entered on the relevant register of holders of Loan Notes in respect of the relevant Loan Notes to which he becomes entitled pursuant to an election in respect of Burtonwood Ordinary Shares in uncertificated form under the Loan Note Alternatives and to procure the issue of a definitive certificate of title for such Loan Notes, provided that sub-paragraph (i) above shall apply to the despatch of any consideration by post pursuant to this sub-paragraph (e)(iii), and further provided that any such definitive certificate of title for such Loan Notes shall not be sent to a person or agent whose name and address is in the United States, Canada, Australia or Japan;

(f) that the Electronic Acceptance constitutes a separate authority to W&DB and/or McQueen and/or their respective directors within the terms of paragraph 4 of Part B of this Appendix I in respect of the Burtonwood Shares in uncertificated form referred to in paragraph (a) of this Part D;

(g) that, subject to the Offers becoming or being declared unconditional in all respects (or if the Offers will become unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel consents) and pending registration, in respect of the Burtonwood Shares referred to in paragraph (a) of this Part D:

(i) W&DB and/or its agents shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Burtonwood or of any class of its shareholders) attaching to such Burtonwood Shares in uncertificated form in respect of which the Offers have been accepted or are deemed to have been accepted and not validly withdrawn; and

(ii) an Electronic Acceptance in respect of such Burtonwood Shares comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(A) constitutes an authority to Burtonwood and/or its agents from such Burtonwood Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him as a member of Burtonwood (including any share certificate(s) or other document(s) of title issued as a result of a conversion of such Burtonwood Shares into certificated form) to W&DB at its registered office;

(B) constitutes an authority to W&DB or any director of W&DB to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent and on his behalf and/or to attend and/or execute a form of proxy in respect of such Burtonwood Shares appointing any person nominated by W&DB to attend general and separate class meetings of Burtonwood (and any adjournments thereof) and to exercise the votes attaching to such shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offers; and

(C) will also constitute the agreement of such Burtonwood Shareholder not to exercise any of such rights without the consent of W&DB and the irrevocable undertaking of such Burtonwood Shareholder not to appoint a proxy to attend any such general meeting or separate class meeting,

save that this authority will cease to be valid if the acceptance is validly withdrawn;

(h) that he is the sole legal and beneficial owner of the Burtonwood Shares in uncertificated form in respect of which the Offers are accepted or deemed to be accepted or he is the legal owner of such Burtonwood Shares and he has the necessary capacity and authority to effect an Electronic Acceptance;

(i) that, unless he validly withdraws his acceptance, the Burtonwood Shares in uncertificated form in respect of which the Offers are accepted or deemed to be accepted are sold fully paid up and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after 3 December 2004, other than the interim dividend of 3.45 pence per Burtonwood Ordinary Share announced on 15 November 2004;

(j) that he will do all such acts and things as shall be necessary or expedient to vest the Burtonwood Shares referred to in paragraph (a) of this Part D in W&DB or its nominee(s) or such other persons as it may decide and all such acts and things as may be necessary or expedient to enable the Receiving Agent to perform its functions as Escrow Agent for the purposes of the Offers;

(k) that he agrees to ratify each and every act or thing which may be done or effected by W&DB or McQueen or the Receiving Agent or any director of W&DB, any director of McQueen or any director of the Receiving Agent or their respective agents or Burtonwood or its agents, as the case may be, in the exercise of any of his powers and/or authorities under this document;

(l) that if, for any reason, any Burtonwood Shares in respect of which a TTE instruction has been effected in accordance with paragraph 12 of the letter from McQueen contained in this document are converted to certificated form, he will (without prejudice to paragraph (g)(ii)(A) of this Part D) immediately deliver, or procure the immediate delivery of, the share certificate(s) or other document(s) of title in respect of all such Burtonwood Shares as so converted to the Receiving Agent at the address referred to in paragraph 3(a) of Part B of this Appendix I or to W&DB at its registered office or as W&DB or its agents may direct; and he shall be deemed upon conversion to undertake, represent, warrant and agree in the terms set out in Part C of this Appendix I in relation to such Burtonwood Shares without prejudice to the application of this Part D as far as W&DB deems appropriate;

(m) that the creation of a CREST payment obligation in favour of his payment bank in accordance with the CREST payment arrangements referred to in paragraph (e)(i) of this Part D shall, to the extent of the obligation so created, discharge in full any obligation of W&DB and/or McQueen to pay him the cash consideration to which he is entitled pursuant to the Offers;

(n) that the making of an Electronic Acceptance constitutes his agreement to the terms of paragraphs 6(e)(i) and (ii) of Part B of this Appendix I;

(o) that, by virtue of the Regulations, the making of an Electronic Acceptance constitutes an irrevocable power of attorney by the relevant Burtonwood Shareholder in the terms of all the powers and authorities expressed to be given by Part B, this Part D and (where applicable by virtue of paragraph (l) above) Part C of this Appendix I to W&DB, the Receiving Agent and McQueen and any of their respective agents;

(p) that, if any provision of Part B or Part D of this Appendix I shall be unenforceable or invalid or shall not operate so as to afford W&DB or McQueen or the Receiving Agent or any director of any of them the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable W&DB and/or McQueen and/or the Receiving Agent and/or any director of any of them to secure the full benefits of Part B and this Part D; and

(q) that he is not a customer (as defined by the rules of the Financial Services Authority) of McQueen in connection with the Offers.

References in this Part D to a Burtonwood Shareholder shall include references to the person or persons making an Electronic Acceptance and, if more than one person makes an Electronic Acceptance, the provisions of this Part D shall apply to them jointly and severally.

APPENDIX II

PRINCIPAL TERMS OF THE LOAN NOTES

The Loan Notes will be created by a resolution of the Directors of W&DB and will be constituted by two separate loan note instruments (the ***Loan Note Instruments***) to be executed as deeds by W&DB and by the Guarantor. The Loan Notes will be guaranteed as to payment of principal by the Guarantor in accordance with the terms of the Loan Note Instruments. The issue of the Loan Notes is conditional on the Ordinary Offer becoming or being declared unconditional in all respects. The Loan Note Instruments will contain provisions, ***inter alia***, to the following effect.

There are separate Loan Note Instruments for each of the QCB Loan Notes and the Non-QCB Loan Notes. The only difference between the QCB Loan Notes and the Non-QCB Loan Notes is set out in paragraph 4(d) below. A summary of certain tax consequences of the Loan Note Alternatives for certain Burtonwood Ordinary Shareholders is set out in paragraph 13 of Part II of this document.

1. Form and status

The Loan Notes will be issued by W&DB, credited as fully paid, in amounts and integral multiples of £1 in nominal amount and will constitute unsecured obligations of W&DB. The Loan Note Instruments will not contain any restrictions on borrowing, disposals or charging of assets by W&DB. All fractional entitlements to the Loan Notes will be disregarded.

2. Interest

(a) Until such time as the Loan Notes are repaid in full, interest on the outstanding Loan Notes will be payable in arrears (less any tax required by law to be deducted or withheld) on 30 April and 31 October in each year or, if any such day is not a Business Day, on the next following Business Day (each an ***Interest Payment Date***). The first payment of interest on the Loan Notes (the ***First Payment Date***) will be made on 31 October 2005 in respect of the period from (and including) the date of issue of the relevant Loan Note up to (but excluding) the First Payment Date. The period from (and including) the date of issue of the relevant Loan Note up to (but excluding) the First Payment Date and the period from (and including) the First Payment Date or any subsequent Interest Payment Date up to (but excluding) the next following Interest Payment Date is called an ***Interest Period***.

(b) The rate of interest on the Loan Notes for each Interest Period will be the rate per annum which is 0.75 per cent below LIBOR, as determined on the first Business Day of the relevant Interest Period. LIBOR means, in relation to any Interest Period, the rate per annum which is the offered rate for six months sterling deposits displayed on Telerate Page 3750 or Telerate Page 3740 (as appropriate) at or about 11.00 a.m. on the relevant quotation date.

(c) If the rate of interest cannot for whatever reason be established for an Interest Period in accordance with the provisions of paragraph 2(b) above, the rate of interest on the Loan Notes for such Interest Period shall be the rate determined by W&DB to be the arithmetic mean (rounded, if necessary, to the nearest five decimal places with the midpoint rounded upwards) of the rates notified to W&DB by each of at least two of a group of London clearing banks as the rate at which such banks are offering deposits in the required currency and for the required period in an amount comparable to that amount to prime banks in the London Interbank Market at or about 11.00 a.m. on the relevant quotation date.

(d) If the rate of interest cannot be established in accordance with the preceding provisions of this paragraph 2 for any Interest Period, the rate of interest on the Loan Notes for such Interest Period shall be the same as that during the previous Interest Period.

(e) Each instalment of interest shall be calculated on the basis of a 365 day year (or a 366 day year in the case of an interest payment date falling in a leap year) and the actual number of days elapsed in the relevant interest period.

(f) A certificate signed by a duly authorised officer of W&DB shall be conclusive evidence of the interest rate and shall be binding on the holders of Loan Notes (the ***Noteholders***).

3. Section 349A ICTA

(a) W&DB and the Guarantor will be entitled to deduct or withhold from any payments of interest or principal on the Loan Notes any amount for or on account of any present or future tax required by law to be deducted or withheld therefrom.

(b) Interest on the Loan Notes will be paid after deduction of United Kingdom income tax at the lower rate unless:

(i) W&DB has been directed by the Inland Revenue, in respect of a particular holding of Loan Notes, to make the payment free (or subject to a reduced rate) of such deduction by virtue of relief under the provisions of an applicable double taxation treaty. Such direction will only be made following an application in the appropriate manner to the relevant tax authorities by the Noteholder; or

(ii) the Noteholder can prove to the satisfaction of W&DB that one of the conditions specified in section 349B of ICTA is and will be satisfied in relation to payments of interest made to the Noteholder.

(c) A Noteholder who believes that the provisions of paragraph 3(b)(ii) above may apply to him should request a section 349A application form from W&DB's Registrars, which will set out the declarations, undertakings and indemnities required of the Noteholder before interest can be paid free of deduction.

(d) W&DB and the Guarantor shall be entitled to deduct from any payment under the Loan Notes an amount equal to any tax (including any interest and penalties) for which W&DB or the Guarantor is assessable as a result of its having failed to make a deduction or withholding of an amount for or on account of any tax from any previous payment to the same Noteholder required by law (including, without limitation, in the circumstances set out in section 349D(1) of ICTA).

4. Repayment, redemption and purchase of Loan Notes

(a) Without prejudice to the provisions of paragraph 4(b) below, each Noteholder may at any time and from time to time, by written notice (which shall be irrevocable) sent to W&DB (in the form endorsed on the Loan Note certificate) not later than 30 days prior to any Interest Payment Date falling on or after 30 April 2006 other than 30 April 2010, require W&DB to repay on the relevant Interest Payment Date some or all of the Loan Notes held by such Noteholder, at their principal amount together with accrued interest up to (but excluding) the relevant date of repayment. On the expiry of any such notice, W&DB will be bound to repay the Loan Notes in respect of which such notice has been given as aforesaid.

(b) If, at any time, the aggregate nominal amount of the Loan Notes outstanding is less than £2 million or, in the reasonable opinion of W&DB, the interest payable on the Loan Notes falls, or is expected to fall, to be treated as non-deductible for tax purposes, W&DB shall be entitled, on giving to the remaining Noteholders not less than 30 days' notice in writing expiring on 31 October 2006 or any subsequent Interest Payment Date, to redeem all (but not some only) of the outstanding Loan Notes at their principal amount together with accrued interest (subject to any requirements to deduct tax therefrom) up to but excluding the date of redemption.

(c) Any Loan Note not previously repaid, redeemed or purchased and cancelled will be repaid on 30 April 2010, in full at par together with accrued interest (subject to any requirements to deduct tax therefrom) up to but excluding that date.

(d) In respect of the Non-QCB Loan Notes only, on redemption by W&DB pursuant to paragraph 4(c) above, W&DB may (if it so elects), by notice in writing to Noteholders giving not less than 30 days' written notice ending on 30 April 2010, pay each Noteholder, in lieu of and in satisfaction of the principal amount to be redeemed, an amount in dollars equal to the amount in dollars that the sterling amount equal to the principal amount of the Loan Notes to be redeemed could have purchased on the date being 28 days before 30 April 2010 (at the spot rate for the purchase of dollars with sterling certified by W&DB as prevailing at 11.00 a.m. (London time) on that day (or, if such day is not a Business Day, the previous Business Day)), provided that such amount shall be not less than 99.5 per cent or more than 100.5 per cent (and, if it would otherwise be less than 99.5 per cent, it shall be equal to 99.5 per cent and, if it would otherwise be more than 100.5 per cent, it shall be equal to 100.5 per cent) in each case, of the amount in dollars that the sterling principal amount of the Loan Notes to be redeemed could have purchased on 30 April 2010. W&DB has no equivalent right in relation to the QCB Loan Notes.

(e) Any Loan Notes repaid, purchased or redeemed will be cancelled and shall not be available for re-issue.

(f) Each Noteholder shall be entitled to require all of the Loan Notes held by him to be repaid at par together with accrued interest (subject to any requirements to deduct tax therefrom) if:

(i) any principal or interest on any of the Loan Notes held by that Noteholder shall fail to be paid in full in accordance with the provisions of the Loan Note Instruments;

(ii) W&DB fails to perform or observe any of its other material obligations under the Loan Note Instruments or the Loan Notes and (except in the case of a failure to observe a payment obligation under the terms of the Loan Note Instruments or the Loan Notes) such failure continues for a period of 30 days after written notice thereof has been given by the relevant Noteholder;

(iii) an encumbrancer takes possession of, or a trustee, receiver, administrator or similar officer is appointed or an administration order is made in respect of W&DB in respect of, the whole or a substantial part of, the undertaking of W&DB or any directly analogous proceedings in a relevant jurisdiction occur and such person has not been paid out or discharged within 30 days; or

(iv) an order is made or an effective resolution is passed for the winding-up or dissolution of W&DB or any directly analogous proceedings in a relevant jurisdiction occur (other than for the purposes of a solvent reconstruction or an amalgamation or a members' solvent voluntary winding-up).

(g) W&DB will be entitled at any time on or after six months after the date of issue of the Loan Notes to purchase any Loan Notes by tender (available to all Noteholders alike), private treaty or otherwise, at any price agreed by the Noteholder(s).

5. Modification

The provisions of the Loan Note Instruments and the rights of the Noteholders will be subject to modification, abrogation or compromise in any respect with the sanction of an Extraordinary Resolution (as defined in the Loan Note Instruments) passed in accordance with the provisions of the Loan Note Instruments and with the consent of W&DB and, where such modification, abrogation or compromise would affect the interests of the Guarantor, with the sanction of the Guarantor. W&DB may amend the provisions of the Loan Note Instruments without such sanction if such amendment would not be prejudicial to the interests of Noteholders or is of a formal, minor or technical nature or to correct an obvious error.

6. Substitution or exchange

The Loan Note Instruments will contain provisions entitling W&DB to substitute any other member or members of the W&DB Group in place of W&DB as the principal debtor or debtors under the Loan Notes or to require all or any of the Noteholders to exchange the Loan Notes for loan notes of the same principal value issued on the same terms *mutatis mutandis* by any other member or members of the W&DB Group, subject to certain conditions relating to taxation. References to W&DB in this summary shall be construed accordingly.

7. Registration, transfer and marketability

(a) The Loan Notes will be registered in amounts and multiples of £1. The Loan Notes will be transferable in amounts or integral multiples of £1,000 (or the entire holding).

(b) No application has been made or is intended to be made to any stock exchange for the Loan Notes to be listed or dealt in on any stock exchange.

(c) The Loan Notes have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state or other jurisdiction of the United States, Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or to, or for the account or benefit of, a person located or resident in the United States, Canada, Australia or Japan.

8. Prescription

Noteholders will cease to be entitled to amounts in respect of interest which remain unclaimed for a period of five years and to amounts due in respect of principal which remain unclaimed for a period of 10 years, in each case from the date on which the relevant payment first becomes due.

9. Guarantee

The Loan Notes will be guaranteed as to payment of principal by the Guarantor, subject to the terms of the Loan Note Instruments.

10. Governing law

The Loan Notes and the Loan Note Instruments will be governed by and construed in accordance with English law.

FINANCIAL EFFECTS OF ACCEPTANCE OF THE ORDINARY OFFER

The following table sets out, for illustrative purposes only, on the bases and assumptions set out in the notes below, the financial effects on capital value and gross income for a holder of 100 Burtonwood Ordinary Shares validly accepting the Ordinary Offer, assuming the Ordinary Offer becomes or is declared unconditional in all respects:

		Notes	Cash Offer	Loan Note Alternatives	Partial Share Alternative
			(£)	(£)	(£)
(i)	Increase in capital value (based on W&DB Share price of 1018 pence):				
	Consideration	1 & 2	550.00	539.00	562.34
	Market value of 100 Burtonwood Ordinary Shares ..	3	384.50	384.50	384.50
	Increase in capital value		165.50	154.50	177.84
	Representing an increase of		43.0%	40.2%	46.3%
(ii)	Gross income effect:				
	Gross income from the consideration	4, 5 & 6	25.41	22.85	24.77
	Gross dividend from 100 Burtonwood Ordinary Shares	7	11.83	11.83	11.83
	Increase in gross income		13.58	11.02	12.94
	Representing an increase of		114.8%	93.2%	109.4%

Notes:

1. The value of the consideration received in the form of Loan Notes has been calculated by reference to the valuation of Loan Notes set out in paragraph 5 of Part II of this document.
2. The value of each Burtonwood Ordinary Share under the Partial Share Alternative was 562.34 pence. The bases and assumptions on which this value has been calculated are:
   (a) the receipt of 70 per cent cash and 30 per cent New W&DB Shares as consideration under the Partial Share Alternative, although Burtonwood Ordinary Shareholders may receive a greater or lesser percentage of their consideration in the form of New W&DB Shares depending on the number, and timing, of valid elections received under the Partial Share Alternative;
   (b) the closing mid-market quotation for a W&DB Share on 6 December 2004 (the latest practicable date prior to the posting of this document) of 1018 pence;
   (c) an adjustment to the W&DB Share price referred to in (b) above to reflect that the New W&DB Shares to be issued under the Partial Share Alternative will not rank for the proposed W&DB final dividend of 23.32 pence per W&DB Share; and
   (d) no rounding down of fractional entitlements to New W&DB Shares.
3. The market value of Burtonwood Ordinary Shares is based on the Closing Price of a Burtonwood Ordinary Share of 384.5 pence at the close of business on 26 November 2004, the last dealing day prior to the announcement by Burtonwood that it was in discussions which may or may not lead to an offer.
4. The gross income from the re-investment of cash consideration has been calculated on the assumption that the cash is re-invested to yield approximately 4.62 per cent per annum, being the gross redemption yield shown by the FTSE UK Gilts Indices average gross redemption yield for medium coupon British Government securities of maturities of 5 to 10 years on 3 December 2004, as published in the *Financial Times* on 4 December 2004 (being the latest practicable date prior to the posting of this document).
5. The gross interest receivable on the Loan Notes is calculated at the rate of 4.15625 per cent, being 0.75 per cent below six month LIBOR as published in the *Financial Times* on 4 December 2004 (being the latest practicable date prior to the posting of this document).
6. The gross income under the Partial Share Alternative has been calculated on the following bases and assumptions:
   (a) the receipt of 70 per cent cash and 30 per cent New W&DB Shares as consideration under the Partial Share Alternative, although Burtonwood Ordinary Shareholders may receive a greater or lesser percentage of their consideration in the form of New W&DB Shares depending on the number, and timing, of valid elections received under the Partial Share Alternative;
   (b) the cash element of the consideration is assumed to be re-invested as per Note 4;
   (c) the gross dividend income on the New W&DB Shares is based on the total dividend of 35.32 pence (net) per W&DB Share in respect of the 53 weeks ended 2 October 2004 together with an associated tax credit of one ninth of the amount paid; and
   (d) no rounding down of fractional entitlements to New W&DB Shares.
7. The gross dividend income on Burtonwood Ordinary Shares is based on the aggregate of:
   (a) the final dividend of 7.20 pence (net) per Burtonwood Ordinary Share paid in respect of the 53 weeks ended 3 April 2004 together with an associated tax credit of one ninth of the amount paid; and
   (b) the interim dividend of 3.45 pence (net) per Burtonwood Ordinary Share paid in respect of the 26 weeks ended 2 October 2004 together with an associated tax credit of one ninth of the amount paid.
8. No account has been taken of any liability to taxation (except as mentioned in notes 6 and 7 above).

APPENDIX IV

FINANCIAL INFORMATION ON W&DB

PART A

INTRODUCTION

The financial information contained in Appendix IV to this document does not constitute statutory accounts of W&DB within the meaning of section 240 of the Companies Act 1985.

The financial information for the 53 weeks ended 2 October 2004 and 52 weeks ended 27 September 2003, included in Part B of Appendix IV to this document, has been extracted, without material adjustment, from the preliminary announcement of W&DB for the 53 weeks ended 2 October 2004. The contents of the preliminary announcement have been extracted from the audited statutory accounts of W&DB for the 53 weeks ended 2 October 2004 which will be filed with the Registrar of Companies in due course. In the 53 weeks ended 2 October 2004, UITF 38 "Accounting for ESOP Trusts" was adopted by W&DB resulting in a restatement of the balance sheet at 27 September 2003 to show the investment in own shares as a deduction from the profit and loss account reserve, rather than being included in fixed asset investments. The effect of this change in accounting policy is set out in note 9 of Part B of this Appendix.

The financial information for the 52 weeks ended 27 September 2003 and 28 September 2002, included in Part C of Appendix IV to this document, has been extracted, without material adjustment, from the audited consolidated financial statements of W&DB for those years. The financial information in Part C of Appendix IV to this document for the 52 weeks ended 27 September 2003 and 28 September 2002 has not been restated for the impact of adopting UITF 38. Copies of the accounts for each of the 52 weeks ended 27 September 2003 and 28 September 2002 have been delivered to the Registrar of Companies.

PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors of Cornwall Court, 19 Cornwall Street, Birmingham, B3 2DT, have made a report under section 235 of the Companies Act 1985 in respect of the statutory consolidated accounts for the 52 weeks ended 27 September 2003. The report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

PricewaterhouseCoopers, Chartered Accountants and Registered Auditors of Cornwall Court, 19 Cornwall Street, Birmingham, B3 2DT, have made a report under section 235 of the Companies Act 1985 in respect of the statutory consolidated accounts for the 52 weeks ended 28 September 2002. The report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

PART B

CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWO FINANCIAL YEARS ENDED 2 OCTOBER 2004

GROUP PROFIT AND LOSS ACCOUNT

	2004			2003		
	Before goodwill and exceptionals £m	Goodwill and exceptionals £m	Total £m	Before goodwill and exceptionals £m	Goodwill and exceptionals £m	Total £m
Turnover						
Continuing operations ..	500.3	–	500.3	490.5	–	490.5
Acquisition of Wizard Inns	13.4	–	13.4	–	–	–
Total turnover	513.7	–	513.7	490.5	–	490.5
Trading expenses	(400.8)	(12.0)	(412.8)	(382.3)	(11.7)	(394.0)
Operating profit						
Continuing operations	110.9	(10.8)	100.1	108.2	(11.7)	96.5
Acquisition of Wizard Inns	2.0	(1.2)	0.8	–	–	–
Total operating profit ..	112.9	(12.0)	100.9	108.2	(11.7)	96.5
Fixed asset disposals	–	4.5	4.5	–	(1.8)	(1.8)
Profit on ordinary activities before interest	112.9	(7.5)	105.4	108.2	(13.5)	94.7
Interest	(35.2)	–	(35.2)	(35.1)	–	(35.1)
Profit on ordinary activities before taxation	77.7	(7.5)	70.2	73.1	(13.5)	59.6
Taxation	(22.7)	0.9	(21.8)	(23.0)	1.9	(21.1)
Profit on ordinary activities after taxation	55.0	(6.6)	48.4	50.1	(11.6)	38.5
Dividends paid and proposed			(25.6)			(23.3)
Profit for the period transferred to reserves ..			22.8			15.2
Earnings per share:						
Basic earnings per share ..			66.7p			53.0p
Basic earnings per share before goodwill and exceptionals			75.8p			68.9p
Diluted earnings per share ..			65.9p			52.5p
Diluted earnings per share before goodwill and exceptionals			74.9p			68.3p

GROUP BALANCE SHEET

	2004 £m	2003 restated £m
Fixed assets		
Intangible assets	**109.1**	**108.7**
Tangible assets	**1,182.3**	**889.9**
Investments	**21.2**	**24.8**
	1,312.6	**1,023.4**
Current assets		
Stocks	**13.5**	**12.5**
Debtors	**45.0**	**37.2**
Cash at bank and in hand	**16.2**	**11.9**
	74.7	**61.6**
Creditors – amounts falling due within one year	**(138.7)**	**(183.2)**
Net current liabilities	**(64.0)**	**(121.6)**
Total assets less current liabilities	**1,248.6**	**901.8**
Creditors – amounts falling due after more than one year	**(583.1)**	**(428.1)**
Provisions for liabilities and charges	**(17.2)**	**(16.0)**
	648.3	**457.7**
Capital and reserves		
Equity share capital	**21.4**	**21.5**
Non-equity share capital	**0.1**	**0.1**
Called up share capital	**21.5**	**21.6**
Share premium account	**209.9**	**207.1**
Revaluation reserve	**321.9**	**153.4**
Capital redemption reserve	**6.0**	**5.7**
Profit and loss account	**89.0**	**69.9**
Shareholders' funds including non-equity interests of £0.1m (2003: £0.1m)	**648.3**	**457.7**
Capital employed	**648.3**	**457.7**

The comparative balance sheet has been restated as explained in note 9.

GROUP CASH FLOW STATEMENT

	2004		2003 restated	
	£m	£m	£m	£m
Net cash inflow from operating activities		**148.4**		130.9
Returns on investments and servicing of finance				
Interest received	**0.6**		0.6	
Interest paid	**(34.9)**		(35.4)	
Arrangement cost of new bank facilities	**(2.1)**		–	
Net cash outflow from returns on investments and servicing of finance		**(36.4)**		(34.8)
Taxation		**(21.0)**		(19.2)
Capital expenditure and financial investment				
Investment in existing pubs	**(61.0)**		(43.6)	
Purchase of new pubs/sites development	**(20.9)**		(4.3)	
Sale of tangible fixed assets	**13.5**		21.0	
Decrease in trade loans and other investments	**3.5**		3.0	
Net cash outflow for capital expenditure and financial investment		**(64.9)**		(23.9)
Acquisition				
Purchase of subsidiary undertaking	**(30.3)**		–	
Net cash acquired with subsidiary undertaking	**7.5**		–	
Repayment of debt of subsidiary upon acquisition	**(68.5)**		–	
Net cash outflow for acquisition		**(91.3)**		–
Equity dividends paid		**(24.1)**		(22.0)
Cash (outflow)/inflow before financing		**(89.3)**		31.0
Financing				
Issue of ordinary share capital	**3.0**		2.4	
Purchase of ordinary share capital for cancellation	**(8.0)**		(7.5)	
Net sale of own shares from share trust	**1.1**		2.4	
Capital element of finance lease payments	**–**		(0.3)	
Advance/(repayment) of bank loans	**99.4**		(36.7)	
Net cash inflow/(outflow) from financing		**95.5**		(39.7)
Increase/(decrease) in cash in the period		**6.2**		(8.7)
Reconciliation of net cash flow to movement in net debt				
Increase/(decrease) in cash in the period	**6.2**		(8.7)	
Cash (inflow)/outflow from (increase)/decrease in debt	**(97.3)**		37.0	
Change in debt resulting from cash flows		**(91.1)**		28.3
Non-cash movements		**(0.6)**		(0.1)
Movement in net debt in the period		**(91.7)**		28.2
Net debt at 28 September 2003		**(468.7)**		(496.9)
Net debt at 2 October 2004		**(560.4)**		(468.7)

The comparative cash flow statement has been restated, as explained in note 9.

STATEMENT OF TOTAL GROUP RECOGNISED GAINS AND LOSSES

	2004 £m	2003 £m
Profit on ordinary activities after taxation	**48.4**	38.5
Unrealised surplus on revaluation of properties	**171.7**	–
Total recognised gains relating to the period	**220.1**	38.5

NOTE OF GROUP HISTORICAL COST PROFITS AND LOSSES

	2004 £m	2003 £m
Profit on ordinary activities before taxation	**70.2**	59.6
Realisation of property revaluation gains of previous periods	**2.3**	1.8
Difference between the historical cost depreciation and actual depreciation on the revalued amount	**0.9**	0.7
Historical cost profit before taxation	**73.4**	62.1
Historical cost profit after taxation and dividends	**26.0**	17.7

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

	2004 £m	2003 restated £m
Profit on ordinary activities after taxation	**48.4**	38.5
Dividends	**(25.6)**	(23.3)
Profit for the period transferred to reserves	**22.8**	15.2
Revaluation of properties	**171.7**	–
Proceeds of ordinary share capital issued	**3.0**	2.7
Purchase of own shares for cancellation	**(8.0)**	(7.5)
Net sale of own shares from share trust	**1.1**	2.4
Contribution to QUEST	–	(0.3)
Net addition to shareholders' funds	**190.6**	12.5
Opening shareholders' funds (originally £460.0m before deducting prior year adjustment of £2.3m)	**457.7**	445.2
Closing shareholders' funds	**648.3**	457.7

1. Segmental analysis

	2004			2003		
	Turnover £m	Operating profit before goodwill and exceptionals £m	Net assets £m	Turnover £m	Operating profit before goodwill and exceptionals £m	Net assets restated £m
Pathfinder Pubs						
Continuing operations	**261.8**	**56.4**	**498.4**	252.4	53.0	415.6
Acquisition of Wizard Inns	**13.4**	**2.0**	**84.6**	–	–	–
Total	**275.2**	**58.4**	**583.0**	252.4	53.0	415.6
The Union Pub Company	**118.2**	**50.9**	**452.8**	115.8	49.0	345.5
WDB Brands	**120.3**	**21.4**	**84.8**	122.3	21.3	83.6
Central costs	**–**	**(17.8)**	**24.2**	–	(15.1)	16.6
	513.7	**112.9**	**1,144.8**	490.5	108.2	861.3
Goodwill and exceptionals	**–**	**(12.0)**	**109.1**	–	(11.7)	108.7
Debt, tax and dividends	**–**	**–**	**(605.6)**	–	–	(512.3)
	513.7	**100.9**	**648.3**	490.5	96.5	457.7

The net revaluation gain of £169.5m detailed in note 6, comprises a gain of £76.8m in Pathfinder Pubs, £78.0m in The Union Pub Company, £7.0m in WDB Brands and £7.7m in the Central unlicensed property estate.

	2004			2003		
	Operating profit after goodwill and exceptionals £m	Goodwill and exceptionals £m	Goodwill asset £m	Operating profit after goodwill and exceptionals £m	Goodwill and exceptionals £m	Goodwill asset £m
Pathfinder Pubs						
Continuing operations	**48.4**	**8.0**	**31.1**	50.6	2.4	33.9
Acquisition of Wizard Inns	**0.8**	**1.2**	**9.0**	–	–	–
Total	**49.2**	**9.2**	**40.1**	50.6	2.4	33.9
The Union Pub Company	**51.3**	**(0.4)**	**22.1**	47.0	2.0	23.7
WDB Brands	**21.3**	**0.1**	**6.0**	16.1	5.2	7.5
Central Costs	**(20.9)**	**3.1**	**40.9**	(17.2)	2.1	43.6
	100.9	**12.0**	**109.1**	96.5	11.7	108.7

2. Goodwill and exceptionals

	2004 £m	2003 £m
Trading expenses:		
Goodwill amortisation	**7.0**	6.9
Goodwill impairment following fixed asset disposals	**1.7**	1.6
Impairment of fixed assets following revaluation	**2.2**	–
Termination of supplier contract	**–**	3.2
Costs of reorganisation of Wizard Inns	**1.1**	–
	12.0	11.7
(Profit)/loss on fixed asset disposals	**(4.5)**	1.8
	7.5	13.5

3. Taxation

	2004 £m	2003 £m
The charge to the profit and loss account comprises:		
Current tax:		
Corporation tax on profits for the period	**22.0**	21.2
Adjustment in respect of prior periods	**(0.6)**	(1.0)
	21.4	20.2
Deferred tax	**0.4**	0.9
	21.8	21.1

4. Dividends

	2004 £m	2003 £m
Ordinary shares:		
Interim paid 12.00p per share net (2003: 10.90p)	**8.7**	7.9
Final proposed 23.32p per share net (2003: 21.20p)	**16.9**	15.4
Total dividends on ordinary shares 35.32p per share net (2003: 32.10p)	**25.6**	23.3

5. Earnings per share

Basic earnings per share is calculated by dividing the profit after tax by the weighted average number of shares in issue during the period, excluding those held in the Employee Share Ownership Plan (ESOP).

Diluted earnings per share is calculated by adjusting the basic earnings per share to assume the notional exercise of the weighted average number of ordinary share options outstanding during the period. The effect of the dilutive options is to increase the weighted average number of shares by 0.8 million (2003: 0.7 million).

Supplementary earnings per share figures are presented to exclude the effects of goodwill and exceptionals.

	2004			2003		
	Earnings £m	**Weighted average number of shares m**	**Per share amount p**	Earnings £m	Weighted average number of shares m	Per share amount p
Basic earnings per share	**48.4**	**72.6**	**66.7**	38.5	72.7	53.0
Diluted earnings per share	**48.4**	**73.4**	**65.9**	38.5	73.4	52.5
Supplementary earnings per share figures						
Basic earnings per share before goodwill and exceptionals	**55.0**	**72.6**	**75.8**	50.1	72.7	68.9
Diluted earnings per share before goodwill and exceptionals	**55.0**	**73.4**	**74.9**	50.1	73.4	68.3

6. Estate revaluation

At 2 October 2004, 75% of the Group estate was revalued by independent chartered surveyors. This has been reflected in the accounts as follows:

	£m
Exceptional items	
Revaluation loss – charged as an impairment	(13.9)
Reversal of past impairment loss	11.7
Net profit and loss account charge	**(2.2)**
Revaluation reserve	
Unrealised revaluation surplus	181.1
Reversal of past revaluation surplus	(9.4)
Net revaluation surplus taken to revaluation reserve	**171.7**
Net increase in shareholders' funds/fixed assets	**169.5**

7. Reconciliation of operating profit to net cash inflow from operating activities

	2004 £m	2003 £m
Total operating profit	**100.9**	96.5
Goodwill amortisation	**7.0**	6.9
Income from fixed asset investments	**(0.4)**	(0.5)
Depreciation charge	**32.9**	30.3
Decrease in pension cost provision	**(1.5)**	(0.1)
(Increase)/decrease in stocks	**(0.5)**	0.5
Increase in debtors	**(3.3)**	(3.0)
Increase/(decrease) in creditors	**9.3**	(1.3)
Exceptional operating charges with no cash impact	**4.0**	1.6
Net cash inflow from operating activities	**148.4**	130.9

8. Analysis of net debt

	2004 £m	Cash flow £m	Non-cash flow £m	2003 £m
Cash				
Cash at bank and in hand	**16.2**	4.3	–	11.9
Bank overdraft	**(4.1)**	1.9	–	(6.0)
	12.1	6.2	–	5.9
Debt due within one year				
Loan stock	**(0.1)**	–	–	(0.1)
Bank loans	**0.4**	59.2	(0.2)	(58.6)
Finance leases	**(0.1)**	–	(0.1)	–
	0.2	59.2	(0.3)	(58.7)
Debt due after one year				
Bank loans	**(354.4)**	(156.5)	–	(197.9)
Finance leases	**(0.2)**	–	(0.2)	–
Debenture loans	**(218.1)**	–	(0.1)	(218.0)
	(572.7)	(156.5)	(0.3)	(415.9)
	(560.4)	(91.1)	(0.6)	(468.7)

Bank loans due within one year represents unamortised issue costs expected to be charged in 2005.

9. Prior year adjustment – ESOP

The prior year adjustment relates to the adoption of UITF 38 "Accounting for ESOP Trusts". This represents a change in presentation of investment in own shares which is now deducted from the profit and loss account reserve. In the prior year, investment in own shares was included in fixed asset investments.

The effect of the change in accounting policy has been to reduce fixed asset investments and reserves by £2.3m at 28 September 2003. There has been no effect on the reported results. Cash inflows arising from the net sale of own shares by the share trust have been reclassified from capital expenditure and financial investment to financing.

10. Acquisition – Wizard Inns

On 14 June 2004, the Group acquired 100% of Wizard Inns (comprising Wizard Inns Limited and its wholly owned subsidiary Osprey Inns Limited). The acquisition has been accounted for under acquisition accounting principles and is therefore included in the consolidated balance sheet as at 2 October 2004.

		Fair value adjustments		
	Book value £m	Revaluations £m	Other £m	Provisional fair value £m
Fixed assets	63.6	23.8	–	87.4
Stock	0.5	–	–	0.5
Debtors	1.8	–	–	1.8
Cash	7.5	–	–	7.5
Creditors	(6.6)	–	–	(6.6)
Loans	(68.5)	–	–	(68.5)
Provisions for liabilities and charges	(0.1)	(1.5)	0.7	(0.9)
Net (liabilities)/assets acquired	(1.8)	22.3	0.7	21.2
Goodwill				9.1
Cash consideration (including acquisition fees)				30.3

The attributed fair values are provisional. Any further adjustments will be included in next year's financial statements. The revaluation adjustment in respect of tangible fixed assets and provisions for liabilities and charges reflects the valuation of the acquired pub estate as at 14 June 2004. Pub valuations reflecting onerous leases have been included in provisions. The valuation was carried out by independent chartered surveyors, on an existing use basis.

No deferred tax has been recognised on the revaluation adjustment, as there are no agreements to sell the assets concerned. The other fair value adjustment relates to deferred tax in respect of tax losses, which are available for offset against future expected trading profits.

The net cash outflow in respect of the purchase of Wizard Inns was:

	£m
Acquisition of equity	
Cash	30.3
Cash in hand of subsidiary	(7.5)
	22.8
Acquisition of debt	
Immediate repayment of subsidiary's debt	68.5
Net cash outflow for acquisition	91.3

The purchase agreement for Wizard Inns included the immediate repayment of its loans, which were included in its balance sheet at the date of acquisition. The loan repayments have therefore been classified as part of the overall consideration for the acquisition of Wizard Inns.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWO FINANCIAL YEARS ENDED 27 SEPTEMBER 2003

GROUP PROFIT AND LOSS ACCOUNT

		2003			2002		
	Notes	Before goodwill and exceptionals £m	Goodwill and exceptionals £m	Total £m	Before goodwill and exceptionals £m	Goodwill and exceptionals £m	Total £m
Turnover – continuing operations	2	**490.5**	**–**	**490.5**	505.6	–	505.6
Trading expenses	3/4	**(382.3)**	**(11.7)**	**(394.0)**	(396.5)	(17.7)	(414.2)
Operating profit – continuing operations		**108.2**	**(11.7)**	**96.5**	109.1	(17.7)	91.4
Fixed asset disposals	4	**–**	**(1.8)**	**(1.8)**	–	2.4	2.4
Profit on ordinary activities before interest		**108.2**	**(13.5)**	**94.7**	109.1	(15.3)	93.8
Interest	6	**(35.1)**	**–**	**(35.1)**	(35.1)	–	(35.1)
Profit on ordinary activities before taxation		**73.1**	**(13.5)**	**59.6**	74.0	(15.3)	58.7
Taxation	7	**(23.0)**	**1.9**	**(21.1)**	(22.0)	5.0	(17.0)
Profit on ordinary activities after taxation		**50.1**	**(11.6)**	**38.5**	52.0	(10.3)	41.7
Dividends paid and proposed	10			**(23.3)**			(97.4)
Profit/(loss) for the period transferred to/(from) reserves	21			**15.2**			(55.7)
Earnings per share:							
Basic earnings per share	11			**53.0p**			50.2p
Basic earnings per share before goodwill and exceptionals	11			**68.9p**			62.6p
Diluted earnings per share	11			**52.5p**			49.6p
Diluted earnings per share before goodwill and exceptionals	11			**68.3p**			61.9p

GROUP CASH FLOW STATEMENT

	Notes	2003 £m	2003 £m	2002 £m	2002 £m
Net cash inflow from operating activities	22		**130.9**		135.7
Returns on investments and servicing of finance					
Interest received		**0.6**		1.4	
Interest paid		**(35.4)**		(34.0)	
Arrangement cost of new bank facilities		**–**		(2.2)	
Net cash outflow from returns on investments and servicing of finance			**(34.8)**		(34.8)
Taxation			**(19.2)**		(16.8)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(47.9)**		(46.3)	
Sale of tangible fixed assets		**21.0**		42.2	
Decrease in trade loans and other investments		**5.4**		16.8	
Net cash (outflow)/inflow for capital expenditure and financial investment			**(21.5)**		12.7
Equity dividends paid			**(22.0)**		(99.7)
Cash inflow/(outflow) before use of liquid resources and financing			**33.4**		(2.9)
Financing					
Issue of ordinary share capital		**2.4**		5.6	
Purchase of ordinary share capital		**(7.5)**		(49.5)	
Debt due within one year		**(57.7)**		(140.2)	
Capital element of finance lease payments		**(0.3)**		(0.6)	
Debt due beyond one year – bank loan		**21.0**		158.1	
Net cash outflow from financing			**(42.1)**		(26.6)
Decrease in cash in the period	23		**(8.7)**		(29.5)
Reconciliation of net cash flow to movement in net debt					
Decrease in cash in the period	23	**(8.7)**		(29.5)	
Cash outflow/(inflow) from decrease/(increase) in debt		**37.0**		(17.3)	
Change in debt resulting from cash flows	23		**28.3**		(46.8)
Non-cash movements	23		**(0.1)**		(0.1)
Movement in net debt in the period			**28.2**		(46.9)
Net debt at 29 September 2002	23		**(496.9)**		(450.0)
Net debt at 27 September 2003	23		**(468.7)**		(496.9)

STATEMENT OF TOTAL GROUP RECOGNISED GAINS AND LOSSES

	2003 £m	2002 £m
Profit on ordinary activities after taxation	**38.5**	41.7
Total recognised gains relating to the period	**38.5**	41.7

GROUP NOTE OF HISTORICAL COST PROFITS AND LOSSES

	Notes	2003 £m	2002 £m
Profit on ordinary activities before taxation		**59.6**	58.7
Realisation of property revaluation gains of previous periods	21	**1.8**	5.2
Difference between the historical cost depreciation charge and the actual depreciation charge for the period calculated on the revalued amount	21	**0.7**	0.8
Historical cost profit for the period on ordinary activities before taxation		**62.1**	64.7
Historical cost profit/(loss) for the period after taxation and dividends		**17.7**	(49.7)

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

	Notes	2003 £m	2002 £m
Profit on ordinary activities after taxation		**38.5**	41.7
Dividends	10	**(23.3)**	(97.4)
Profit/(loss) for the period transferred to/(from) reserves		**15.2**	(55.7)
New share capital subscribed		**2.7**	5.6
Purchase of own share capital	20	**(7.5)**	(49.5)
Contribution to QUEST	20	**(0.3)**	(0.1)
Net addition/(reduction) to shareholders' funds		**10.1**	(99.7)
Opening shareholders' funds		**449.9**	549.6
Closing shareholders' funds		**460.0**	449.9

BALANCE SHEETS

	Notes	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Fixed assets					
Intangible assets	12	**108.7**	117.2	**–**	–
Tangible assets	13	**889.9**	892.3	**593.8**	596.2
Investments	14	**27.1**	32.5	**3.8**	6.0
		1,025.7	1,042.0	**597.6**	602.2
Current assets					
Stocks	15	**12.5**	13.0	**–**	–
Debtors	16	**37.2**	34.5	**598.1**	568.8
Cash at bank and in hand		**11.9**	14.6	**41.8**	46.5
		61.6	62.1	**639.9**	615.3
Creditors – amounts falling due within one year	17	**(183.2)**	(171.5)	**(408.1)**	(359.8)
Net current (liabilities)/assets		**(121.6)**	(109.4)	**231.8**	255.5
Total assets less current liabilities		**904.1**	932.6	**829.4**	857.7
Creditors – amounts falling due after more than one year	18	**(428.1)**	(467.6)	**(366.1)**	(403.7)
Deferred tax provision	8	**(16.0)**	(15.1)	**(2.1)**	(2.2)
		460.0	449.9	**461.2**	451.8
Capital and reserves					
Equity share capital	20	**21.5**	21.8	**21.5**	21.8
Non-equity share capital	20	**0.1**	0.1	**0.1**	0.1
Called-up share capital	20	**21.6**	21.9	**21.6**	21.9
Share premium account	21	**207.1**	204.5	**207.1**	204.5
Revaluation reserve	21	**153.4**	155.9	**153.4**	155.9
Capital redemption reserve	21	**5.7**	5.3	**5.7**	5.3
Profit and loss account	21	**72.2**	62.3	**73.4**	64.2
Shareholders' funds including non-equity interests of £0.1m (2002: £0.1m)		**460.0**	449.9	**461.2**	451.8
Capital employed		**460.0**	449.9	**461.2**	451.8

1. Accounting policies

(a) Accounting convention

The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain freehold and leasehold properties, in accordance with applicable accounting standards.

The Group continues to follow the transitional arrangements permitted by FRS 17, "Post retirement benefits" and the additional disclosures are presented in note 5 to these accounts.

(b) Basis of consolidation

The Group accounts include the assets, liabilities and results for the period of the Company and its subsidiary undertakings.

(c) Turnover and other operating income

Turnover comprises sales, rents receivable from licensed properties and other trading income of the Group, exclusive of intra-Group transactions and VAT. Other operating income comprises mainly rents from unlicensed properties.

(d) Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes direct materials and a proportion of appropriate overheads.

(e) Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the period-end balance sheet date which give rise to an obligation to pay more or less tax in the future.Timing differences are differences between the Group's taxable profits and profits as stated in the accounts. Deferred tax assets and liabilities are not discounted and assets are only recognised where probable.

(f) Tangible fixed assets

(i) Freehold and leasehold properties are stated at valuation or at cost. Plant, furnishings, equipment and other similar items are stated at cost.

(ii) Freehold buildings are depreciated to residual value on a straight line basis over 50 years.

(iii) Other tangible fixed assets are depreciated to residual value on a straight line basis at rates calculated to provide for the cost of the assets over their anticipated useful lives. Leasehold properties are depreciated over the lower of the lease period and 50 years and other tangible assets over periods ranging from three to 15 years.

(iv) Own labour directly attributable to capital projects is capitalised.

Valuation of properties

Trading properties are revalued professionally by independent valuers on a five-year rolling basis. When a valuation or expected proceeds are below current carrying value the asset concerned is reviewed for impairment. Impairment losses are charged either to the revaluation reserve to the extent that a previous gain has been recorded, or to the profit and loss account.

(g) Fixed asset disposals

Profit on fixed asset disposals is net sale proceeds less carrying value of the assets.

(h) Pensions

Pension costs for the Group's final salary pension scheme are charged to the profit and loss account so as to spread the cost of pensions over the average working life of employees, in accordance with the recommendations of independent qualified actuaries.Variations from the regular cost are spread over the average remaining service lives of the employees.

Pension costs for the Group's defined contribution pension scheme are charged to the profit and loss account in the period incurred.

(i) Investments in subsidiaries

Investments in subsidiaries are stated at cost.

(j) Employee Share Ownership Plan (ESOP)

The assets of the trust are recognised as fixed asset investments until the shares have been vested unconditionally to specific employees. Any permanent diminution in the value of the shares is recognised immediately as a charge to the profit and loss account.

(k) Trade loans

Trade loans provided to publicans who purchase from the Group are recorded as fixed asset investments. They are linked to supply terms and are of a long-term nature. Trade loans are held at the lower of the amount advanced and the recoverable amount.

(l) Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised through the profit and loss account on a straight line basis over its useful economic life up to a presumed maximum of 20 years. The Directors consider the carrying value of goodwill and make appropriate adjustments to reflect the disposal of certain assets to which it relates. Where goodwill is impaired, the charge is taken to the profit and loss account.

(m) Leases

Rental costs under operating leases are charged to the profit and loss account over the term of the lease.

The cost of assets held under finance leases is included within tangible fixed assets and depreciation is provided in accordance with the policy for the class of asset concerned. The corresponding obligations under these leases are shown as creditors.The finance charge element of rentals is charged to the profit and loss account as incurred.

(n) Financial instruments

The financial costs of debt instruments are held at cost and are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount.

2. Segmental analysis

	2003			2002		
	Turnover £m	**Operating profit before goodwill and exceptionals £m**	**Net assets £m**	Turnover £m	Operating profit before goodwill and exceptionals £m	Net assets £m
Pathfinder Pubs	**252.4**	**53.0**	**415.6**	278.0	56.9	452.3
The Union Pub Company ..	**115.8**	**49.0**	**345.5**	97.2	42.6	300.6
WDB Brands	**122.3**	**21.3**	**83.6**	130.4	22.1	97.3
Central costs	**–**	**(15.1)**	**16.6**	–	(12.5)	15.1
	490.5	**108.2**	**861.3**	505.6	109.1	865.3
Goodwill and exceptionals ..	**–**	**(11.7)**	**108.7**	–	(17.7)	117.2
Debt, tax, dividends and ESOP	**–**	**–**	**(510.0)**	–	–	(532.6)
	490.5	**96.5**	**460.0**	505.6	91.4	449.9

	2003			2002		
	Operating profit after goodwill and exceptionals £m	**Goodwill and exceptionals £m**	**Goodwill asset £m**	Operating profit after goodwill and exceptionals £m	Goodwill and exceptionals £m	Goodwill asset £m
Pathfinder Pubs	**50.6**	**2.4**	**33.9**	54.0	2.9	36.3
The Union Pub Company	**47.0**	**2.0**	**23.7**	38.3	4.3	25.7
WDB Brands	**16.1**	**5.2**	**7.5**	16.5	5.6	9.5
Central costs	**(17.2)**	**2.1**	**43.6**	(17.4)	4.9	45.7
	96.5	**11.7**	**108.7**	91.4	17.7	117.2

Turnover originates from operations in the UK and is not materially different from turnover by destination.

3. Trading expenses

	2003 £m	2002 £m
Change in stocks of finished goods and work in progress	**0.7**	0.1
Own work capitalised	**0.8**	0.8
Other operating income	**2.5**	4.9
Raw materials, consumables and excise duties	**(169.4)**	(182.9)
Depreciation	**(30.3)**	(28.9)
Employee costs	**(100.6)**	(107.6)
Hire of plant and machinery	**(2.2)**	(1.9)
Other operating lease rentals	**(5.6)**	(5.7)
Other operating charges	**(81.9)**	(80.4)
Income from fixed asset investments	**0.5**	0.7
Goodwill amortisation	**(6.9)**	(7.2)
Goodwill impairment following fixed asset disposals	**(1.6)**	(6.1)
	(394.0)	(414.2)

Exceptional items of £3.2m (2002: £2.3m) are included in other operating charges and £nil (2002: £2.1m) within employee costs.

	2003 £m	2002 £m
Fees paid to PricewaterhouseCoopers LLP:		
Statutory audit fees, including £0.1m (2002: £0.1m) in respect of the Company	**0.2**	0.2
Other fees	**0.4**	0.8

Other fees payable to PricewaterhouseCoopers LLP were £0.1m (2002: £0.2m) for tax advisory services and £0.3m (2002: £0.6m) for other advisory services.

4. Goodwill and exceptionals

	2003 £m	2002 £m
Operating items:		
Goodwill amortisation	**6.9**	7.2
Exceptionals:		
Goodwill impairment following fixed asset disposals	**1.6**	6.1
Termination of supplier contract	**3.2**	–
Costs of reorganisation and restructuring of brewery and management operations	–	3.4
Cost of share consolidation and purchase of own shares	–	1.0
	11.7	17.7
Non-operating exceptional items:		
Fixed asset disposals:		
Loss/(profit) on disposals of fixed assets	**1.8**	(4.7)
Provision for loss on disposal of fixed assets	–	2.3
	1.8	(2.4)
	13.5	15.3

Exceptional operating items relate to trading expenses. Of the £4.8m (2002: £10.5m), £3.2m (2002: £2.3m) related to other operating charges and £nil (2002: £2.1m) related to employee costs.

Exceptional non-operating items in 2002 included a provision of £2.3m for the loss on disposal of Mansfield brewery. This has been completed in 2003 at its anticipated sales price. The exceptional tax credit relating to fixed asset disposals is £1.0m (2002: £1.7m).

5. Staff costs and Directors' emoluments

	2003 £m	2002 £m
Wages and salaries	**89.9**	96.7
Social security costs	**6.6**	6.4
Pension costs	**4.1**	4.5
	100.6	107.6

Staff costs include £nil (2002: £2.1m) which were classified as exceptional items.

Directors' emoluments are set out in the Directors' remuneration report in the consolidated Financial Statements.

	2003	2002
The average number of employees was:		
Full-time	**4,522**	5,185
Part-time	**6,515**	7,384

Final Salary Pension Scheme

During the year, the Group operated a Final Salary Pension Scheme (defined benefit scheme) for employees who joined the scheme prior to 29 September 1997. The funds of the final salary scheme are administered by trustees and are separate from the Group. The Group contribution rate increased from 16.5% to 18.5% of pensionable salaries in April 2003. In September 2003, the Group contribution rate rose to 32.0% of pensionable salaries, following the recommendations of an independent qualified actuary.

The Final Salary Pension Scheme was closed to new entrants on 29 September 1997. A Group Personal Pension Plan has been made available to eligible employees since that date.

The latest scheme valuation of the Final Salary Pension Scheme conducted by an independent actuary for the Group was as at 1 September 2003. The actuarial valuation was carried out using the projected unit method. The assumptions that have the most significant effect on the funding position of the scheme are those relating to the differences between the long-term rate of investment return and the rates of increase in earnings. The valuation as at 1 September 2003 assumed that the long-term investment return pre-retirement would exceed salary increases by 3.9% per annum and price inflation by 4.9% per annum. It assumed that the long-term investment return after retirement would exceed salary increases by 2.1% per annum and price inflation by 3.1% per annum. The market value of scheme assets was £135.3m, which was sufficient to cover 78.5% of members' accrued benefits. The Group increased its contribution rate with effect from September 2003, in response to this shortfall.

The Group paid total contributions of £3.6m (2002: £3.6m) to the scheme during the period. As the scheme is closed to new entrants, it is expected that the costs of benefits will steadily rise in the future, as the average age of members increases.

A provision of £3.0m (2002: £3.1m) is included in creditors representing the cumulative excess of pension costs charged to the profit and loss account over the Group's contributions paid.

Group Personal Pension Plan

The Group paid contributions of £0.3m (2002: £0.2m) to the Group Personal Pension Plan (defined contribution scheme) during the period.

FRS 17 Retirement Benefits disclosure

The Group operates a defined benefit scheme. An actuarial valuation for the purposes of FRS 17 was carried out at 27 September 2003 and 28 September 2002 by a qualified independent actuary. The major assumptions used by the actuary were:

	27 September 2003 % per annum	28 September 2002 % per annum
Discount rate	**5.4**	5.5
Rate of increase in salaries	**3.6**	3.5
Rate of increase in pensions	**2.6**	2.5
Inflation assumption	**2.6**	2.5

The assets in the scheme and the expected rate of return were:

	Long-term rate of return expected at 27 September 2003 %	**Value at 27 September 2003 £m**	Long-term rate of return expected at 28 September 2002 %	Value at 28 September 2002 £m
Equities	**6.9**	**99.9**	7.0	90.8
Bonds	**5.1**	**30.2**	5.5	22.1
Other	**4.6**	**0.4**	4.5	5.1
Total market value of assets		**130.5**		118.0
Present value of scheme liabilities		**(211.3)**		(209.6)
Shortfall in scheme assets		**(80.8)**		(91.6)
Related deferred tax asset at 30%		**24.2**		27.5
Pension shortfall		**(56.6)**		(64.1)

If the above pension shortfall was recognised in the financial statements, the Group's net assets and profit and loss reserve would be as follows:

	27 September 2003 £m	28 September 2002 £m
Net assets before pension shortfall	**460.0**	449.9
Reversal of SSAP 24 provision (net of deferred tax)	**2.1**	2.1
Pension shortfall	**(56.6)**	(64.1)
Net assets after pension shortfall	**405.5**	387.9
Profit and loss reserve before pension shortfall	**72.2**	62.3
Reversal of SSAP 24 provision (net of deferred tax)	**2.1**	2.1
Pension shortfall	**(56.6)**	(64.1)
Profit and loss reserve after pension shortfall	**17.7**	0.3

The following amounts would have been recognised in the performance statements under the requirements of FRS 17:

	2003 £m	2002 £m
Operating profit		
Current service cost	**2.8**	2.3
Total operating charge	**2.8**	2.3
Other finance income		
Expected return on pension scheme assets	**7.8**	10.2
Interest on pension scheme liabilities	**(11.5)**	(10.4)
Net return	**(3.7)**	(0.2)
Statement of total recognised gains and losses (STRGL)		
Actual return less expected return on pension scheme assets	**5.8**	(35.3)
Experience gains and losses arising on the scheme liabilities	**15.0**	(7.9)
Changes in assumptions underlying the present value of scheme liabilities	**(7.1)**	(18.3)
Actuarial gain/(loss) recognised in the STRGL	**13.7**	(61.5)
Movement in shortfall during the period		
Shortfall in scheme at the beginning of the period	**(91.6)**	(31.2)
Movement in the period:		
Current service cost	**(2.8)**	(2.3)
Contributions	**3.6**	3.6
Other finance costs	**(3.7)**	(0.2)
Actuarial gain/(loss)	**13.7**	(61.5)
Shortfall in scheme at the end of the period	**(80.8)**	(91.6)
Details of experience gains and losses for the period to 27 September 2003		
Difference between the expected and the actual return on scheme assets:		
Amount	**£5.8m**	(£35.3m)
Percentage of scheme assets	**4.4%**	(29.9%)
Experience gains and losses on scheme liabilities:		
Amount	**£15.0m**	(£7.9m)
Percentage of the present value of scheme liabilities	**7.1%**	(3.8%)
Total amount recognised in the STRGL:		
Amount	**£13.7m**	(£61.5m)
Percentage of the present value of scheme liabilities	**6.5%**	(29.3%)

6. Interest and similar items

	2003 £m	2002 £m
Bank interest payable	**20.2**	20.7
Debenture interest payable	**16.1**	16.1
Unwinding of premium	**(2.1)**	(2.4)
Other interest payable	**0.1**	0.2
Bank arrangement costs	**0.9**	1.0
Interest receivable	**(0.1)**	(0.5)
	35.1	35.1

7. Taxation

	2003 £m	2002 £m
The charge to the profit and loss account comprises:		
Current tax:		
Corporation tax on profits for the period	**21.2**	21.1
Adjustment in respect of prior periods	**(1.0)**	(4.7)
	20.2	16.4
Deferred tax	**0.9**	0.6
	21.1	17.0

The actual tax rate for the period is higher (2002: lower) than the standard rate of corporation tax in the UK (30%).The differences are explained below:

	2003 £m	2002 £m
Profit on ordinary activities before taxation	**59.6**	58.7
Profit on ordinary activities before taxation multiplied by the standard rate of UK corporation tax of 30% (2002: 30%)	**17.9**	17.6
Effects of:		
Adjustments to tax in respect of prior periods	**(1.0)**	(4.7)
Costs not deductible for tax purposes	**4.2**	4.0
Pension cost charge in excess of pension cost relief	**–**	0.1
(Excess)/deficit of capital allowances over depreciation	**(0.3)**	0.3
Other timing differences	**(0.6)**	(0.9)
	20.2	16.4

8. Deferred tax provision

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
The amount provided in respect of deferred tax is as follows:				
Excess of capital allowances over accumulated depreciation	**21.4**	21.1	**2.3**	2.3
Other timing differences	**(4.5)**	(5.1)	**(0.2)**	(0.1)
Accrued pension costs	**(0.9)**	(0.9)	**–**	–
	16.0	15.1	**2.1**	2.2

	Group	Company
	£m	£m
At 30 September 2001	14.5	2.2
Transfer from profit and loss account	0.6	–
At 29 September 2002	15.1	2.2
Transfer to/(from) profit and loss account	0.9	(0.1)
At 27 September 2003	**16.0**	**2.1**

Deferred tax has been calculated at the tax rates expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted at the balance sheet date.

No provision has been made for deferred tax on gains recognised on revaluing properties to their market value or on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would only become payable if the properties were sold without it being possible to claim rollover relief. The total amount unprovided for, after offsetting available capital losses, is estimated at £40.7m. At present, it is not envisaged that any such tax will become payable in the foreseeable future.

9. Profit after taxation

As permitted by the Companies Act 1985 a separate profit and loss account for the Company has not been prepared. The profit after taxation dealt with in the accounts of the Company was £37.8m (2002: £22.7m).

10. Dividends

	2003 £m	2002 £m
Ordinary shares		
Interim paid 10.90p per share net (2002: 9.90p)	**7.9**	8.0
Final proposed 21.20p per share net (2002: 19.25p)	**15.4**	14.1
Total dividends (excluding special dividend) 32.10p per share net (2002: 29.15p)	**23.3**	22.1
Special dividend paid nilp per share net (2002: 80.00p)	**–**	75.3
Total dividends on ordinary shares 32.10p per share net (2002: 109.15p)	**23.3**	97.4
Preference shares		
Interim dividend paid 3.00p per share net (2002: 3.00p)	**–**	–
Final proposed 4.00p per share net (2002: 4.00p)	**–**	–
Dividend on preference shares 7.00p per share net (2002: 7.00p net) totalled £5,250 (2002: £5,250)	**–**	–
Total dividends	**23.3**	97.4

11. Earnings per ordinary share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Employee Share Ownership Plan (ESOP, see note 14) which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the weighted average market price of the Company's shares during the period.

Supplementary earnings per share figures are presented. These exclude the effects of exceptionals and goodwill amortisation. The Directors consider that the supplementary figures provide a useful additional indication of performance.

	2003			2002		
	Earnings £m	**Weighted average number of shares m**	**Per share amount p**	Earnings £m	Weighted average number of shares m	Per share amount p
Basic earnings per share	**38.5**	**72.7**	**53.0**	41.7	83.1	50.2
Effect of dilutive options	–	**0.7**	–	–	0.9	–
Diluted earnings per share	**38.5**	**73.4**	**52.5**	41.7	84.0	49.6
Supplementary earnings per share figures:						
Basic earnings per share	**38.5**	**72.7**	**53.0**	41.7	83.1	50.2
Effect of:						
Exceptionals	**4.7**		**6.4**	3.1		3.7
Goodwill amortisation	**6.9**		**9.5**	7.2		8.7
Basic earnings per share before goodwill and exceptionals	**50.1**	**72.7**	**68.9**	52.0	83.1	62.6
Diluted earnings per share	**38.5**	**73.4**	**52.5**	41.7	84.0	49.6
Effect of:						
Exceptionals	**4.7**		**6.4**	3.1		3.7
Goodwill amortisation	**6.9**		**9.4**	7.2		8.6
Diluted earnings per share before goodwill and exceptionals	**50.1**	**73.4**	**68.3**	52.0	84.0	61.9

12. Intangible assets

Group	**Goodwill £m**
Cost	
At 30 September 2001	**177.6**
At 29 September 2002	**177.6**
At 27 September 2003	**177.6**
Amortisation	
At 30 September 2001	**47.1**
Goodwill impairment following fixed asset disposals	**6.1**
Amortisation for the period	**7.2**
At 29 September 2002	**60.4**
Goodwill impairment following fixed asset disposals	**1.6**
Amortisation for the period	**6.9**
At 27 September 2003	**68.9**
Net book value	
At 27 September 2003	**108.7**
At 28 September 2002	**117.2**

Following the disposal of certain fixed assets, an impairment review of the remaining goodwill was undertaken in order to reduce it to its estimated residual value. This resulted in an impairment charge of £1.6m (2002: £6.1m).

13. Tangible fixed assets

Group	Freehold properties £m	Leasehold properties Over 50 years unexpired £m	Leasehold properties Under 50 years unexpired £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Cost or valuation						
At 30 September 2001	739.9	34.1	30.2	52.0	234.3	1,090.5
Additions	8.3	0.5	0.2	2.5	28.1	39.6
Transfers	(1.0)	(0.2)	1.2	–	–	–
Disposals	(32.4)	(0.5)	(0.5)	(29.2)	(91.5)	(154.1)
At 29 September 2002	714.8	33.9	31.1	25.3	170.9	976.0
Additions	16.4	0.1	0.3	1.4	32.3	50.5
Disposals	(17.3)	(0.8)	(2.2)	(6.3)	(11.7)	(38.3)
At 27 September 2003	**713.9**	**33.2**	**29.2**	**20.4**	**191.5**	**988.2**
Depreciation						
At 30 September 2001	18.1	0.4	3.5	29.5	118.5	170.0
Charge for the period	4.2	0.4	1.7	3.2	19.4	28.9
Provision for loss on disposal	1.4	–	–	0.9	–	2.3
Disposals	(6.1)	(0.3)	(0.1)	(25.7)	(85.3)	(117.5)
At 29 September 2002	17.6	0.5	5.1	7.9	52.6	83.7
Charge for the period	4.5	0.4	1.4	3.0	21.0	30.3
Depreciation on disposals	(4.0)	(0.1)	(0.6)	(3.7)	(7.3)	(15.7)
At 27 September 2003	**18.1**	**0.8**	**5.9**	**7.2**	**66.3**	**98.3**
Net book value						
At 27 September 2003	**695.8**	**32.4**	**23.3**	**13.2**	**125.2**	**889.9**
At 28 September 2002	697.2	33.4	26.0	17.4	118.3	892.3

Company	Freehold properties £m	Leasehold properties Over 50 years unexpired £m	Leasehold properties Under 50 years unexpired £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Cost or valuation						
At 30 September 2001	578.4	23.5	27.7	–	–	629.6
Additions	8.3	0.5	0.2	–	–	9.0
Transfers	(0.9)	0.4	0.5	–	–	–
Disposals	(26.2)	–	–	–	–	(26.2)
At 29 September 2002	559.6	24.4	28.4	–	–	612.4
Additions	16.4	0.1	0.3	–	–	16.8
Disposals	(11.7)	(0.8)	(2.2)	–	–	(14.7)
At 27 September 2003	**564.3**	**23.7**	**26.5**	–	–	**614.5**
Depreciation						
At 30 September 2001	11.7	0.2	3.4	–	–	15.3
Charge for the period	3.1	0.3	1.6	–	–	5.0
Transfers	–	–	–	–	–	–
Disposals	(4.1)	–	–		–	(4.1)
At 29 September 2002	10.7	0.5	5.0	–	–	16.2
Charge for the period	3.6	0.3	1.4	–	–	5.3
Depreciation on disposals	(0.1)	(0.1)	(0.6)	–	–	(0.8)
At 27 September 2003	**14.2**	**0.7**	**5.8**	–	–	**20.7**
Net book value						
At 27 September 2003	**550.1**	**23.0**	**20.7**	–	–	**593.8**
At 28 September 2002	548.9	23.9	23.4	–	–	596.2

Group and Company	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Cost or valuation of properties comprises:				
Valuation	**297.8**	313.8	**304.6**	313.8
At cost	**478.5**	466.0	**309.9**	298.6
	776.3	779.8	**614.5**	612.4

At 2 October 1999, Chesterton International plc, Chartered Surveyors, revalued the Group's breweries and maltings on the basis of depreciated replacement cost. The remainder of the Group's estate was also revalued on 2 October 1999 by Christie & Co, Chartered Surveyors, on the basis of open market value for existing use.

The Mansfield estate was revalued on 22 December 1999 by Christie & Co, Chartered Surveyors, on the basis of open market value for existing use. Industrial properties were revalued by Chesterton International plc, Chartered Surveyors, on the basis of depreciated replacement cost.

Cost at 27 September 2003 includes £1.6m (2002: £4.4m) of assets in the course of construction.

Capital expenditure authorised and committed but not provided in the accounts was £6.6m (2002: £2.0m). If the freehold and leasehold properties had not been revalued, the historical net book value would be £598.1m (2002: £600.7m).

14. Fixed asset investments

Group	Trade loans £m	Investments £m	Other loans £m	Own shares £m	Total £m
At 30 September 2001	44.3	0.3	–	4.7	49.3
Additions	4.0	0.2	0.4	–	4.6
Disposals, repayments and provisions	(20.8)	(0.4)	(0.2)	–	(21.4)
At 29 September 2002	27.5	0.1	0.2	4.7	32.5
Additions	5.9	–	0.5	–	6.4
Disposals, repayments and provisions	(9.1)	(0.1)	(0.2)	(2.4)	(11.8)
At 27 September 2003..	**24.3**	**–**	**0.5**	**2.3**	**27.1**

Company	Subsidiary undertakings £m	Investments £m	Other loans £m	Own shares £m	Total £m
At 30 September 2001	1.0	0.3	–	4.7	6.0
Additions	–	0.2	0.4	–	0.6
Disposals, repayments and provisions	–	(0.4)	(0.2)	–	(0.6)
At 29 September 2002	1.0	0.1	0.2	4.7	6.0
Additions	–	–	0.5	–	0.5
Disposals, repayments and provisions	–	(0.1)	(0.2)	(2.4)	(2.7)
At 27 September 2003..	**1.0**	**–**	**0.5**	**2.3**	**3.8**

The market value of listed investments held at 27 September 2003 was £3.0m (2002: £4.5m) including own shares held.

The principal subsidiary companies are:

	Country of registration	Nature of business	Number of shares held	% held	Class of share
Wolverhampton & Dudley Breweries (Trading) Limited	England	Pub retailer and brewer	1,000	100	Ordinary £5 shares
W. & D. PLC..	England	Holding company	50,000	100	Ordinary £1 shares
W&DB (Finance) PLC	England	Holding company	50,000	100	Ordinary £1 shares
Banks's Brewery Insurance Limited	Guernsey	Insurance	1,000,000	100	Ordinary £1 shares

Details of the principal operating subsidiaries by type of business are set out above. A complete list of subsidiary undertakings is available at the Company's registered office. All subsidiaries have been included in the consolidated financial statements.

In the period ended 3 October 1998 the Group established an Employee Share Ownership Plan (ESOP). Included within fixed asset investments is £2.3m (2002: £4.7m) relating to the purchase of 0.4m (2002: 0.8m) ordinary shares of 29.5p (2002: 29.5p) which are held in the ESOP, pursuant to the Company's Executive Share Option Schemes.The trustee of the ESOP was the Company's wholly owned subsidiary Banks's Brewery Insurance

Limited until 11 June 2003 when it transferred to Pershing Keen Nominees Limited.The market value of the shares shown above as at 27 September 2003 is £3.0m (2002: £4.5m).

As at 27 September 2003, share options totalling 0.4m were outstanding to the members of the Executive Share Option Schemes over the shares in the trust.The options are exercisable at prices between 518p and 604p per share between 2003 and 2013.The Directors' interests in the shares in the trust are disclosed in the Directors' report. Dividends on the shares have been waived by the Trust.

15. Stocks

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Raw materials and consumables	**5.4**	5.2	–	–
Work in progress	**0.4**	0.4	–	–
Finished goods	**6.7**	7.4	–	–
	12.5	13.0	–	–

16. Debtors

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Amounts falling due within one year:				
Trade debtors	**28.1**	23.4	–	–
Amounts owed by Group undertakings	–	–	**573.7**	566.9
Other debtors	**3.6**	0.9	–	–
Prepayments and accrued income	**5.5**	10.2	**0.9**	1.9
Dividends due from Group undertakings	–	–	**23.5**	–
	37.2	34.5	**598.1**	568.8

17. Creditors

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Amounts falling due within one year:				
Bank overdraft	**6.0**	–	**6.0**	–
Bank loans	**58.6**	57.5	**58.6**	57.5
Loan stock	**0.1**	0.1	**0.1**	0.1
Other loans	–	0.1	–	–
Trade creditors	**31.4**	32.6	–	–
Finance leases	–	0.3	–	–
Amount owed to Group undertakings	–	–	**315.5**	277.8
Corporation tax	**12.2**	11.2	**4.0**	3.0
Other taxation and social security payable	**15.5**	14.9	–	–
Other creditors	**15.4**	13.1	–	–
Accruals and deferred income	**28.6**	27.6	**8.5**	7.3
Dividends payable	**15.4**	14.1	**15.4**	14.1
	183.2	171.5	**408.1**	359.8

18. Creditors

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Amounts falling due after more than one year:				
Debenture loans	**218.0**	217.9	**168.2**	168.1
Bank loans	**197.9**	235.6	**197.9**	235.6
Other creditors	**12.2**	14.1	**–**	–
	428.1	467.6	**366.1**	403.7

Other creditors' maturity profile is as follows: due between one and two years £1.9m (2002: £2.0m), two and five years £4.7m (2002: £5.1m) and greater than five years £5.6m (2002: £7.0m).

19. Financial instruments

Financial instruments

The Group's financial instruments, other than derivatives, comprise debentures, preference shares, bank borrowings (loans and overdrafts), other loans, finance leases and cash.The main purpose of these financial instruments is to raise finance for the Group's operations.The Group has various other financial instruments such as trade debtors and trade creditors that arise directly from its operations, which have not been included in the following disclosures.

The only derivatives that the Group enters into are interest rate swaps and other interest rate hedging instruments.The purpose of these transactions is to manage the interest rate risks arising from the Group's operations and its sources of finance.

It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate risk and liquidity risk.The Board regularly reviews and agrees policies for managing each of these risks and they are summarised below.

Interest rate risk

The Group finances its operations through a mixture of retained profits, debentures and bank borrowings.The Group borrows at both fixed and floating rates of interest and then uses interest rate swaps to generate the desired interest profile and to manage the Group's exposure to interest rate fluctuations.

The Group's aim is to reduce the risk of exposure to market rate fluctuations in interest movements in the medium term.

Liquidity risk

The Group's policy is to ensure continuity of funding and in particular to ensure that debt requirements for the medium term are available through committed facilities. In addition, having regard to the longevity of the Group's assets, secured debentures are regarded as being suitable debt instruments.

Short-term flexibility is achieved by the use of overdraft facilities and other uncommitted facilities.

Currency risk

The Group has no material exposure to currency rate risk.

Interest rate risk profile of financial liabilities

The interest rate risk profile of the Group's financial liabilities after taking account of interest rate swaps was:

	2003			2002		
	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Total £m
Sterling						
Bank overdraft	6.0	–	6.0	–	–	–
Debentures and loan stock	–	218.1	218.1	–	218.0	218.0
Bank revolving credit facility	71.5	39.5	111.0	90.1	–	90.1
Bank term loans	–	145.5	145.5	18.0	185.0	203.0
Other loans	–	–	–	–	0.1	0.1
Finance leases	–	–	–	–	0.3	0.3
Preference shares	–	0.1	0.1	–	0.1	0.1
	77.5	403.2	480.7	108.1	403.5	511.6

The effect of the Group's interest rate swaps is to treat £185.0m (2002: £185.0m) of borrowings in the table above as fixed. Floating rate borrowings bear interest based on LIBOR.The Group's debentures are secured by a floating charge in favour of the Law Debenture Trust Corporation Plc, over the whole of the undertaking, property and assets of the Company, both present and future.

	2003 Fixed rate financial liabilities		2002 Fixed rate financial liabilities	
	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	6.6	11	7.2	10

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities was as follows:

	2003		2002	
	Group £m	Company £m	Group £m	Company £m
Due within one year	64.7	64.7	58.0	57.5
Due between one and two years	197.9	197.9	58.6	58.6
Due between two and five years	–	–	177.0	177.0
After five years	218.1	168.3	218.0	168.2
	480.7	430.9	511.6	461.3

An amount of £111.0m (2002: £90.0m) has been drawn under a revolving credit facility expiring in December 2004. It has been categorised as repayable between one and two years (2002: two and five years).

Financial assets

The Group held the following financial assets:

	2003 £m	2002 £m
Sterling		
Cash	**11.9**	14.6
Trade loans	**24.3**	27.5
	36.2	42.1

In common with other major brewers the Group makes trade loans to publicans who purchase our beers.The interest rate terms of loan and supply terms for beer purchases are all inter-related and vary between customers.The benefit of trade loans should, therefore, not be viewed solely in terms of interest rates.The interest rate profile of trade loans was as follows:

	2003 £m	2002 £m
Fixed	**3.9**	7.6
Floating	**20.4**	19.9
	24.3	27.5

The fixed rate trade loans had a weighted average interest rate of 0.6% (2002: 1.0%) and a weighted average period of 11 years (2002: 11 years). The reference rate for floating rate trade loans is mainly UK base rates.

Borrowing facilities

The Group has the following undrawn committed borrowing facilities available:

	2003 £m	2002 £m
Expiring between one and two years	**63.0**	–
Expiring after two years	–	84.0
	63.0	84.0

Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities:

	2003		2002	
Primary financial instruments held or issued to finance the Group's operations	**Book value £m**	**Fair value £m**	Book value £m	Fair value £m
Bank overdraft	**6.0**	**6.0**	–	–
Debentures and loan stock	**218.1**	**274.4**	218.0	294.9
Bank revolving credit facility	**111.0**	**111.5**	90.1	92.3
Bank term loans	**145.5**	**146.1**	203.0	208.7
Other loans	–	–	0.1	0.1
Finance leases	–	–	0.3	0.3
Preference shares	**0.1**	**0.1**	0.1	0.5
Cash	**(11.9)**	**(11.9)**	(14.6)	(14.6)
	468.8	**526.2**	497.0	582.2
Derivative financial instruments held to manage interest costs				
Interest rate swaps	–	**(7.7)**	–	(11.7)

The fair value of the interest rate swaps, which has no book value, has been determined by reference to prices available from the markets on which the instruments involved are traded. Trade loans are excluded from the fair value table as they are linked to customer supply terms. All other fair values have been calculated by discounting cash flows at prevailing interest rates.

Hedges

As explained above, the Group's policy is to hedge interest rate risk using interest rate swaps. Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

Unrecognised gains and losses on instruments used for hedging are as follows:

	Unrecognised gains/(losses)		
	Gains £m	(Losses) £m	Total £m
Gains/(losses) on hedges at 30 September 2001	–	(15.1)	(15.1)
Arising in the period	–	3.4	3.4
Gains/(losses) on hedges at 29 September 2002	–	(11.7)	(11.7)
Arising in the period	0.3	3.7	4.0
Gains/(losses) on hedges at 27 September 2003	**0.3**	**(8.0)**	**(7.7)**
of which:			
Expected to be recognised within one year	0.1	(6.8)	(6.7)
Expected to be recognised in greater than one year	0.2	(1.2)	(1.0)

Other instruments

Throughout the year the Group adhered to the financial instruments policy given by the Board.

20. Share capital (Group and Company)

	Authorised				Issued and fully paid			
	2003		2002		2003		2002	
	Number m	Value £m	Number m	Value £m	Number m	Value £m	Number m	Value £m
Preference shares of £1 each (non-equity)	**0.1**	**0.1**	0.1	0.1	**0.1**	**0.1**	0.1	0.1
Ordinary shares of 29.5p each (equity)	**120.0**	**30.0**	120.0	30.0	**73.1**	**21.5**	73.8	21.8
Closing balance		**30.1**		30.1		**21.6**		21.9

Ordinary share capital movements during the period were:

	Number m	Value £m
At 30 September 2001	94.5	23.6
Allotted under share option schemes	1.1	0.3
Allotted to QUEST	–	–
Share consolidation	(14.5)	–
Purchase of own shares	(7.3)	(2.1)
At 29 September 2002	73.8	21.8
Allotted under share option schemes	0.4	0.1
Allotted to QUEST	0.1	–
Purchase of own shares	(1.2)	(0.4)
At 27 September 2003	**73.1**	**21.5**

A total of 0.4m (2002: 1.1m) ordinary shares were issued during the 52-week period ended 27 September 2003 pursuant to the exercise of executive and SAYE share options at exercise prices ranging from 277.0p to 683.5p (2002: 277p to 616p) .The aggregate consideration in respect of these exercises was £2.0m (2002: £5.6m).

Ordinary shares of 0.1m (2002: 0.1m) were subscribed for by the Company's Qualifying Share Ownership Trust (QUEST), at a market value of £0.7m (2002: £0.2m). These shares were allocated to employees in satisfaction of options exercised under the Group's SAYE Share Option Scheme. The Company provided £0.3m (2002: £0.1m) to the QUEST for this purpose.The cost of this contribution has been transferred by the Company directly to the profit and loss account reserve.

The Company purchased some of its 29.5p nominal value ordinary shares during the period.The purchase consideration was taken from the profit and loss account reserve.The Company's share capital has been reduced by the nominal value of the shares purchased and the capital redemption reserve correspondingly increased.

During January 2002, the Company consolidated its ordinary shares, whereby 95.1m ordinary shares of 25p each were consolidated into 80.6m shares of 29.5p. A special dividend (note 10) was paid at that time.

In July 2002 the Company purchased 7.3m of its ordinary shares each having a nominal value of 29.5p (representing 9% of the Company's issued share capital at that time) for consideration of £49.5m, at cost of 675p per share. The purchase consideration was taken from the profit and loss account reserve. The Company's share capital has been reduced by the nominal value of the shares purchased and the capital redemption reserve correspondingly increased.

The own shares purchased were as follows:

	Number of shares m	Percentage of Company's issued share capital at that time %	Cost per share p	Total consideration £m
February 2003	0.2	0.3	533.5	1.3
March 2003	0.5	0.6	548.0	2.7
June 2003	0.1	0.1	675.0	0.5
July 2003	0.2	0.3	680.0	1.3
September 2003	0.2	0.3	710.0	1.7
	1.2			7.5

The 0.1m preference shares of £1 each carry the right to a fixed preferential dividend. They participate in the event of a winding-up and carry the right to attend and to vote at general meetings of the Company.

As at 27 September 2003 there were 1.4m (2002: 2.1m) executive share options outstanding at prices from 325.5p to 683.5p per share exercisable between 2003 and 2013 and 1.0m (2002: 1.1m) SAYE options outstanding at prices from 277.0p to 554.0p per share exercisable between 2003 and 2011. Directors' share options are set out in the Board's report on remuneration in the Consolidated Financial Statements.

21. Reserves

	Group					Company				
	Share premium account £m	Revaluation reserve £m	Capital redemption reserve £m	Capital reserve £m	Profit and loss account £m	Share premium account £m	Revaluation reserve £m	Capital redemption reserve £m	Capital reserve £m	Profit and loss account £m
At 30 September 2001	199.2	161.9	3.2	0.4	161.2	199.2	161.7	3.2	0.4	182.3
Premium arising on issue of shares	5.3	–	–	–	–	5.3	–	–	–	–
Purchase of own shares	–	–	2.1	–	(49.5)	–	–	2.1	–	(49.5)
Disposal of properties	–	(5.2)	–	–	5.2	–	(5.2)	–	–	5.2
Capital reserve transfer	–	–	–	(0.4)	0.4	–	–	–	(0.4)	0.4
Transfer of additional depreciation charge on revalued properties	–	(0.8)	–	–	0.8	–	(0.6)	–	–	0.6
Contribution to QUEST	–	–	–	–	(0.1)	–	–	–	–	(0.1)
Loss for the period	–	–	–	–	(55.7)	–	–	–	–	(74.7)
At 29 September 2002	204.5	155.9	5.3	–	62.3	204.5	155.9	5.3	–	64.2
Premium arising on issue of shares	2.6	–	–	–	–	2.6	–	–	–	–
Purchase of own shares	–	–	0.4	–	(7.5)	–	–	0.4	–	(7.5)
Disposal of properties	–	(1.8)	–	–	1.8	–	(1.8)	–	–	1.8
Transfer of additional depreciation charge on revalued properties	–	(0.7)	–	–	0.7	–	(0.7)	–	–	0.7
Contribution to QUEST	–	–	–	–	(0.3)	–	–	–	–	(0.3)
Profit for the period	–	–	–	–	15.2	–	–	–	–	14.5
At 27 September 2003	**207.1**	**153.4**	**5.7**	–	**72.2**	**207.1**	**153.4**	**5.7**	–	**73.4**

22. Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m
Total operating profit	**96.5**	91.4
Goodwill amortisation	**6.9**	7.2
Income from fixed asset investments	**(0.5)**	(0.7)
Depreciation charge	**30.3**	28.9
(Decrease)/increase in pension cost provision	**(0.1)**	0.3
Decrease in stocks	**0.5**	1.0
(Increase)/decrease in debtors	**(3.0)**	–
(Decrease)/increase in creditors	**(1.3)**	1.1
Exceptional operating charges with no cash impact	**1.6**	6.5
Net cash inflow from operating activities	**130.9**	135.7

23. Analysis of net debt

	2003 £m	Cash flow £m	Non-cash flow £m	2002 £m	Cash flow £m	Non-cash flow £m	2001 £m
Cash							
Cash at bank and in hand ..	**11.9**	(2.7)	–	14.6	(29.5)	–	44.1
Bank overdraft	**(6.0)**	(6.0)	–	–	–	–	–
	5.9	(8.7)	–	14.6	(29.5)	–	44.1
Debt due within one year							
Loan stock	**(0.1)**	–	–	(0.1)	–	–	(0.1)
Bank loans	**(58.6)**	57.6	(58.7)	(57.5)	140.0	(57.5)	(140.0)
Other loans	**–**	0.1	–	(0.1)	0.2	(0.1)	(0.2)
Finance leases	**–**	0.3	–	(0.3)	0.6	(0.3)	(0.6)
	(58.7)	58.0	(58.7)	(58.0)	140.8	(57.9)	(140.9)
Debt due after one year							
Bank loans	**(197.9)**	(21.0)	58.7	(235.6)	(158.1)	57.5	(135.0)
Other loans	**–**	–	–	–	–	0.2	(0.2)
Finance leases	**–**	–	–	–	–	0.3	(0.3)
Debenture loans	**(218.0)**	–	(0.1)	(217.9)	–	(0.2)	(217.7)
	(415.9)	(21.0)	58.6	(453.5)	(158.1)	57.8	(353.2)
	(468.7)	28.3	(0.1)	(496.9)	(46.8)	(0.1)	(450.0)

24. Operating lease commitments

At 27 September 2003 the Group was committed to making the following payments during the next year in respect of operating leases:

	Land and buildings		Other	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Leases which expire:				
Within one year	–	–	**0.1**	0.3
Within two to five years	–	0.1	**1.5**	1.1
After five years	**4.7**	5.4	–	–
	4.7	5.5	**1.6**	1.4

25. Post balance sheet event

The Company purchased a total of 0.7m of its own shares for consideration of £4.7m on 30 September 2003 and 1 October 2003.

APPENDIX V

FINANCIAL INFORMATION ON BURTONWOOD

PART A
INTRODUCTION

The financial information contained in Appendix V to this document does not constitute statutory accounts of Burtonwood within the meaning of section 240 of the Companies Act 1985.

The financial information for the financial years ended 3 April 2004, 29 March 2003 and 30 March 2002 included in Part B of Appendix V to this document, has been extracted, without material adjustment, from the audited consolidated financial statements of Burtonwood for those years. Copies of the accounts for each of the financial years ended 3 April 2004, 29 March 2003 and 30 March 2002, have been delivered to the Registrar of Companies.

PricewaterhouseCoopers, LLP, Chartered Accountants and Registered Auditors of 101 Barbirolli Square, Lower Mosley Street, Manchester, M2 3PW, have made a report under section 235 of the Act in respect of the statutory consolidated accounts for the financial years ended 3 April 2004 and 29 March 2003. Such reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

PricewaterhouseCoopers, Chartered Accountants and Registered Auditors of 101 Barbirolli Square, Lower Mosley Street, Manchester, M2 3PW, have made a report under section 235 of the Act in respect of the statutory consolidated accounts for the financial year ended 30 March 2002. The report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

The financial information included in Part C of Appendix V to this document has been extracted without material adjustment from the unaudited interim results of Burtonwood for the six months ended 2 October 2004.

PART B

CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE FINANCIAL YEARS ENDED 3 APRIL 2004

GROUP PROFIT AND LOSS ACCOUNT

	Notes	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Turnover – including share of associate		**55,586**	51,710	47,947
Less: share of associate		**(5,169)**	(3,774)	–
Group turnover	2	**50,417**	47,936	47,947
Cost of sales		**(17,875)**	(17,771)	(19,147)
Gross profit		**32,542**	30,165	28,800
Operating costs				
Operating costs before goodwill amortisation and impairment		**(20,200)**	(18,968)	(19,222)
Goodwill amortisation		**–**	(645)	–
Impairment of properties		**–**	(752)	(200)
Total operating costs	3	**(20,200)**	(20,365)	(19,422)
Operating profit				
Group operating profit before goodwill amortisation and impairment		**12,342**	11,197	9,578
Goodwill amortisation		**–**	(645)	–
Impairment of properties		**–**	(752)	(200)
Group operating profit	2	**12,342**	9,800	9,378
Share of operating (loss)/profit of associate		**(195)**	270	–
Total operating profit		**12,147**	10,070	9,378
Profit/(loss and provision for loss) on disposal of fixed assets	4	**855**	(2,230)	(199)
Loss on disposal of shares in associate	13	**(330)**	–	–
Profit on ordinary activities before interest and taxation		**12,672**	7,840	9,179
Net interest payable	5	**(2,302)**	(2,202)	(1,501)
Profit on ordinary activities before taxation		**10,370**	5,638	7,678
Taxation	6	**(2,917)**	(2,460)	(2,046)
Profit on ordinary activities after taxation		**7,453**	3,178	5,632
Dividends – equity and non equity	7	**(2,277)**	(2,069)	(1,916)
Retained profit	23	**5,176**	1,109	3,716
Basic earnings per share	8	**34.5p**	14.7p	26.5p
Diluted earnings per share	8	**34.0p**	14.5p	26.2p
Underlying earnings per share	8	**32.3p**	29.7p	26.3p

The above results were derived from continuing activities.

GROUP BALANCE SHEET

	Notes	2004 £000	2003 £000	2002 £000
Fixed assets				
Tangible assets	11	**133,117**	131,864	115,162
Investments	12	**4,086**	4,497	4,216
		137,203	136,361	119,378
Current assets				
Stocks	14	**949**	1,062	1,257
Debtors	15	**2,795**	3,065	3,700
Cash at bank and in hand		**7,397**	4,026	1,183
		11,141	8,153	6,140
Creditors – due within one year	16	**(9,595)**	(10,768)	(8,032)
Net current assets/(liabilities)		**1,546**	(2,615)	(1,892)
Total assets less current liabilities		**138,749**	133,746	117,486
Creditors – due after more than one year	17	**(42,043)**	(42,438)	(26,587)
Provision for liabilities and charges	19	**(4,279)**	(4,308)	(4,118)
Net assets		**92,427**	87,000	86,781
Capital and reserves				
Called-up share capital	21	**5,860**	5,817	5,773
Share premium account	23	**913**	705	484
Capital reserve	23	**32**	32	32
Revaluation reserve	23	**34,295**	33,992	35,352
Profit and loss account	23	**51,327**	46,454	45,140
Shareholders' funds (including non equity interests)	22	**92,427**	87,000	86,781

GROUP CASH FLOW STATEMENT

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Net cash inflow from operating activities (i)	**16,034**	16,837	12,685
Returns on investments and servicing of finance (ii)	**(2,419)**	(3,009)	(1,557)
Taxation	**(2,652)**	(2,544)	(1,324)
Capital expenditure and financial investment (iii)	**(5,296)**	(7,092)	(8,940)
Acquisition	–	(2,533)	–
Equity dividends paid	**(2,083)**	(1,922)	(1,782)
Net cash inflow/(outflow) before financing	**3,584**	(263)	(918)
Financing (iv)	**(213)**	3,106	331
Increase in cash in the year	**3,371**	2,843	(587)
Reconciliation of net cash flow to movement in net debt			
Increase in cash in the year	**3,371**	2,843	(587)
Loan capital issued in connection with acquisition	–	(17,000)	–
Loan repayments	**597**	486	–
Repayment of subsidiary loan	–	13,825	–
Finance lease repayments	**35**	16	–
Change in net debt resulting from cash flows	**4,003**	170	(587)
Loans acquired with subsidiary	–	(15,025)	–
Release of fair value adjustment	–	1,200	–
Amortisation of debenture issue costs	**(10)**	(10)	(8)
New finance lease	–	(105)	–
Opening net debt	**(37,157)**	(23,387)	(22,792)
Closing net debt	**(33,164)**	(37,157)	(23,387)

ANALYSIS OF CHANGES IN NET DEBT

	At 31/3/2001 £000	Cash flow £000	Non cash flow item £000	At 30/3/2002 £000	Acquisition £000	Cash flow £000	Non cash flow item £000	At 29/3/2003 £000	Cash flow £000	Non cash flow item £000	At 3/4/2004 £000
Cash at bank and in hand	1,770	(587)	–	1,183	–	2,843	–	4,026	3,371	–	**7,397**
Borrowings repayable within one year	–	–	–	–	(15,025)	13,825	329	(871)	597	(590)	**(864)**
Borrowings repayable after more than one year	(24,562)	–	(8)	(24,570)	–	(16,514)	861	(40,223)	–	580	**(39,643)**
Finance lease	–	–	–	–	–	16	(105)	(89)	35	–	**(54)**
	(22,792)	(587)	(8)	(23,387)	(15,025)	170	1,085	(37,157)	4,003	(10)	**(33,164)**

GROUP CASH FLOW STATEMENT

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
(i) Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit	**12,342**	9,800	9,378
Depreciation	**4,047**	3,510	3,149
Impairment of properties	**–**	752	200
Amortisation of goodwill arising on acquisition	**–**	645	–
Increase in trade loan provision	**282**	154	30
Decrease in stocks	**113**	195	102
Decrease in debtors	**259**	635	203
(Decrease)/increase in creditors	**(1,009)**	1,146	(377)
Net cash inflow from operating activities	**16,034**	16,837	12,685
Analysis of cash flows from headings netted in the cash flow statement			
(ii) Returns on investments and servicing of finance			
Interest received	**307**	101	122
Interest paid	**(2,688)**	(1,947)	(1,647)
Cost of redemption of subsidiary's financial liabilities	**–**	(1,126)	–
Dividends paid on non equity shares	**(32)**	(32)	(32)
Interest element of finance lease	**(6)**	(5)	–
Net cash outflow from returns on investments and servicing of finance	**(2,419)**	(3,009)	1,557
(iii) Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(9,426)**	(8,098)	(10,949)
Proceeds on sale of tangible fixed assets	**4,789**	1,401	2,459
Investment in Thomas Hardy Burtonwood Limited	**–**	–	(356)
Increase in trade loans and bonds	**(659)**	(395)	(94)
Net cash outflow from capital expenditure and financial investment	**(5,296)**	(7,092)	(8,940)
(iv) Financing			
Issue of ordinary share capital	**251**	265	331
New secured loan	**–**	17,000	–
Loan repayments	**(597)**	(486)	–
Repayment of subsidiary's loans	**–**	(13,825)	–
Repayment of loans by associate	**168**	168	–
Capital element of finance lease	**(35)**	(16)	–
Net cash (outflow)/inflow from financing	**(213)**	3,106	331

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Reported profit on ordinary activities after taxation	**7,453**	3,178	5,632
Unrealised deficit on revaluation of properties	**–**	(1,155)	–
Total recognised gains relating to the year	**7,453**	2,023	5,632

NOTE OF GROUP HISTORICAL COST PROFITS AND LOSSES

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Reported profit before taxation	**10,370**	5,638	7,678
Difference between the historical cost depreciation and actual depreciation on the revalued amount	**149**	185	157
Realisation of property revaluation (deficit)/surplus	**(303)**	205	131
Historical cost profit before taxation	**10,216**	6,028	7,966
Historical cost profit retained after taxation and dividends	**5,022**	1,499	4,004

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Profit after taxation	**7,453**	3,178	5,632
Dividends	**(2,277)**	(2,069)	(1,916)
Retained profit	**5,176**	1,109	3,716
Unrealised deficit on revaluation of properties	**–**	(1,155)	–
New share capital issued	**251**	265	331
Opening shareholders' funds	**87,000**	86,781	82,734
Closing shareholders' funds	**92,427**	87,000	86,781

COMPANY BALANCE SHEET

	Note	2004 £000	2003 £000	2002 £000
Fixed assets				
Tangible assets	11	**133,117**	131,864	115,162
Investments	12	**6,622**	6,638	4,676
		139,739	138,502	119,838
Current assets				
Stocks	14	**949**	1,062	1,257
Debtors	15	**2,795**	3,065	3,700
Cash at bank and in hand		**7,397**	4,026	1,183
		11,141	8,153	6,140
Creditors – due within one year	16	**(15,297)**	(16,280)	(11,176)
Net current liabilities		**(4,156)**	(8,127)	(5,036)
Total assets less current liabilities		**135,583**	130,375	114,802
Creditors – due after more than one year	17	**(42,043)**	(42,438)	(26,587)
Provision for liabilities and charges	19	**(4,279)**	(4,308)	(4,118)
Net assets		**89,261**	83,629	84,097
Capital and reserves				
Called-up share capital	21	**5,860**	5,817	5,773
Share premium account	23	**913**	705	484
Revaluation reserve	23	**(307)**	833	372
Profit and loss account	23	**82,795**	76,274	77,468
Shareholders' funds (including non equity interests)	22	**89,261**	83,629	84,097

1. Accounting policies

Basis of preparation

The accounts are prepared in accordance with applicable accounting standards under the historical cost convention, as modified by the revaluation of property. The accounting policies are consistent with those applied last year. The transitional disclosure requirements of FRS17: Retirement benefits have been incorporated in note 24. The group accounts include the results of the holding company and its subsidiaries.

Turnover

Turnover comprises sales to customers, rent and other trading income, recognised on delivery (excluding VAT) after the deduction of transactions between group companies.

Tangible fixed assets

All tangible fixed assets, other than the investment property, are stated at cost or valuation less accumulated depreciation. Depreciation is provided in annual instalments over the expected useful life as follows:

- Freehold land is not depreciated.
- Freehold buildings are depreciated to their estimated residual values over periods of up to 50 years.
- Leasehold properties are depreciated over the unexpired term.
- Plant, equipment and motor vehicles are depreciated over 3 to 20 years.

Following the adoption of FRS15: Fixed assets, group policy is to revalue its properties on a regular basis. Surpluses arising from valuation are taken directly to the revaluation reserve: any deficit arising is taken directly to the revaluation reserve until the carrying amount reaches depreciated historical cost and thereafter to the profit and loss account. Where a deficit has arisen and value in use can be demonstrated to be higher than the revalued amount for a fixed asset with a revaluation deficit, the difference between its value in use and the revalued amount is taken to the revaluation reserve. The carrying values of fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Any impairment below depreciated historical cost is charged to the profit and loss account.

Investment property

The brewery property is held as an investment and is revalued annually. Any surplus or deficit on revaluation is transferred to the revaluation reserve, unless a deficit, or its reversal, on an individual investment property is expected to be permanent, in which case it is recognised in the profit and loss account for the year. In accordance with Statement of Standard Accounting Practice 19, no depreciation is provided in respect of freehold investment properties and leasehold investment properties. This is a departure from the requirements of the Companies Act 1985 which requires all properties to be depreciated. Because depreciation is only one of the factors reflected in the annual valuation, the relevant charge which would otherwise have been shown cannot be separately identified or quantified. The accounting policy adopted is therefore considered necessary for the financial statements to give a true and fair view.

Related party transactions

The company has taken advantage of the exemption allowed by FRS 8 not to disclose transactions within its qualifying group.

Goodwill

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. In accordance with FRS10, any goodwill arising in the future will be amortised in equal instalments over its estimated useful economic life.

Stocks

Stocks are stated at the lower of cost and estimated net realisable value.

Pensions

Pension costs for the final salary scheme are charged to the profit and loss account in order to spread the cost over the average working life of employees. Differences between amounts charged to the profit and loss account and amounts funded are shown as either a provision or prepayment in the balance sheet. The contributions made by the employees and the company are held in a trust fund, separated from the company's finances.

For the defined contribution scheme, the amount charged to the profit and loss account is the contributions payable in the year.

Investments

Investments are stated at historical cost. The carrying values are reviewed for impairment if events or changes in circumstances indicate that the value may not be recoverable.

Associates

Investments in undertakings where the company has a participating interest, where the investment is held for the long term and where the company exercises significant influence are treated as associates. Associates are included using the equity method of accounting. The associate is accounted for on the basis of management accounts prepared up to the group's accounting date and conform with the group's accounting policies.

Leases

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease term and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term.

Financial instruments

Interest rate swaps are used to manage exposure to movements in interest rates, and are accounted for under the hedge acccounting method. Amounts payable or receivable under such agreements are recognised as adjustments to interest payable over the period of the agreement. The costs associated with the issue of the £25 million, 6.5% debenture stock 2024 are being amortised over the term.

Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

No timing differences are recognised in respect of:

- fair value adjustments to acquired tangible fixed assets where there is no commitment to sell the asset.
- unrealised revaluation surpluses.

The company has chosen not to discount its deferred tax liability.

2. Segmental information

	Turnover			Operating profit			Net operating assets		
	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000	**2004 53 weeks £000**	2003 52 weeks £000	2002 52 weeks £000	**2004 £000**	2003 £000	2002 52 weeks £000
Tenanted pubs	**33,784**	32,444	30,986	**13,586**	12,476	11,028	**95,392**	95,774	83,617
Managed pubs	**16,281**	14,974	14,688	**3,321**	3,000	2,910	**26,666**	24,677	22,088
Wholesale trade	**252**	413	1,465	**108**	71	138	**424**	456	278
Brewery, site and distribution	**100**	105	808	**(493)**	(446)	(449)	**6,313**	6,460	6,120
Central	**–**	–	–	**(4,180)**	(3,904)	(4,049)	**(3,204)**	(3,210)	(1,935)
Impairment	**–**	–	–	**–**	(752)*	(200)*	**–**	–	–
Amortisation of goodwill ..	**–**	–	–	**–**	(645)*	–	**–**	–	–
Group total	**50,417**	47,936	47,947	**12,342**	9,800	9,378	**125,591**	124,157	110,168
Share of operating (loss)/profit of associate				**(195)**	270	–	**–**	–	–
Profit/(loss and provision for loss) on sale of fixed assets				**855**	(2,230)*	(199)**	**–**	–	–
Loss on sale of shares in associate				**(330)**	–	–	**–**	–	–
Net interest payable/net debt				**(2,302)**	(2,202)	(1,501)	**(33,164)**	(37,157)	(23,387)
Profit before taxation/net assets				**10,370**	5,638	7,678	**92,427**	87,000	86,781

Net operating assets represent the book value of all assets, excluding borrowings, employed in each business segment.

Turnover and profit before tax are derived from continuing operations within the UK.

* tenanted pubs.

** tenanted pubs £145,000, managed pubs £26,000, central £28,000.

3. Operating costs

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Distribution and selling costs	**16,079**	15,119	15,328
Administrative expenses	**4,121**	3,849	3,894
Impairment of properties	**–**	752	200
Amortisation of goodwill	**–**	645	–
Total administrative expenses	**4,121**	5,246	4,094
	20,200	20,365	19,422

Operating profit is stated after charging the following amounts:

		2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Depreciation	Owned assets	**4,024**	3,498	3,149
	Assets held under finance leases	**23**	12	–
Impairment of properties		**–**	752	200
Amortisation of goodwill		**–**	645	–
Operating leases	Plant and machinery	**308**	300	320
	Property	**691**	1,091	1,884
Auditors' remuneration	Audit – Company	**36**	32	30
	Audit – Other	**–**	2	–
	Taxation – Compliance	**28**	28	16
	Other work (i)	**45**	–	–

(i) Corporate finance relating to an aborted acquisition, a review of certain internal controls and review of the impact of International Financial Reporting Standards.

In the Financial year ending 29 March 2003 an amount of £303,530 was paid to PricewaterhouseCoopers LLP for corporate finance, tax and other work in relation to the acquisition of JER UK Public House LLC.

4. (Profit)/loss on disposal of fixed assets

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
(Profit)/loss on sale of properties	**(855)**	114	54
Provision for loss on sale of properties	**–**	2,116	145
	(855)	2,230	199

5. Net interest payable

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Group:			
6½% Debenture Stock 2024	**1,625**	1,625	1,625
Bank loans, overdrafts and interest rate swaps	**872**	629	(2)
Finance leases	**6**	5	–
Cost of early redemption of subsidiary's financial liabilities	**–**	1,126	–
Release of fair value adjustment following redemption of subsidiary's financial liabilities	**–**	(1,200)	–
Less: interest receivable	**(296)**	(101)	(122)
Group net interest payable	**2,207**	2,084	1,501
Share of interest payable by associate	**95**	118	–
Total	**2,302**	2,202	1,501

6. Taxation on profits for the year

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Taxation on the profits for the year			
UK Corporation Tax at 30% (2003: 30%)			
Current year	**3,053**	2,550	2,207
Prior years	**(107)**	(224)	(447)
Deferred taxation (see note 19)			
Current year	**82**	190	286
Prior years	**(111)**	–	–
Share of associate's tax credit	**–**	(56)	–
	2,917	2,460	2,046

The directors are not aware of any factors which would affect the rate of tax payable in future years. There is no tax impact in respect of exceptional items.The tax assessment for the period is lower than the standard rate of Corporation Tax in the UK (30%) as a result of capital allowances.

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Profit on ordinary activities before taxation	**10,370**	5,638	7,678
Profit on ordinary activities multiplied by standard rate of Corporation Tax (30%)	**3,111**	1,691	2,303
Adjustments in respect of prior years	**(107)**	(224)	(447)
Items disallowable for tax purposes	**24**	1,049	190
Capital allowances in excess of depreciation	**(82)**	(190)	(286)
Share of associate's tax credit	**–**	(56)	–
Corporation Tax charge for the year	**2,946**	2,270	1,760

7. Dividends

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Equity shares:			
Interim – 3.2 pence (2003: 3.0 pence) (2002: 2.85 pence)	**687**	641	602
Final – 7.2 pence (2003: 6.5 pence) (2002: 6.0 pence)	**1,558**	1,396	1,282
Non equity shares:			
7% cumulative preference shares	**32**	32	32
	2,277	2,069	1,916

The final dividend will, if approved, be paid on 10 August 2004 to shareholders on the register on 9 July 2004.

8. Earnings per share

Basic and underlying earnings per share are calculated by dividing the earnings for ordinary shareholders as calculated below, by the weighted average number of shares in issue during the year of 21,514,903 (2003: 21,355,759) (2002: 21,124,643).

	Earnings			Earnings per share		
	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000	**2004 53 weeks pence**	2003 52 weeks pence	2002 52 weeks pence
Profit after taxation	**7,453**	3,178	5,632			
Preference dividend	**(32)**	(32)	(32)			
Basic earnings	**7,421**	3,146	5,600	**34.5**	14.7	26.5
Share of loss/(profit) of associate	**290**	(208)	–	**1.3**	(1.0)	–
(Profit)/loss and provision for loss on sale of fixed assets	**(855)**	2,230	199	**(4.0)**	10.5	0.9
Loss on sale of shares in associate	**330**	–	–	**1.5**	–	–
Prior year tax credits	**(218)**	(224)	(447)	**(1.0)**	(1.0)	(2.1)
Amortisation of goodwill on acquisition	–	645	–	–	3.0	–
Impairment of properties ..	–	752	200	–	3.5	1.0
Underlying earnings	**6,968**	6,341	5,552	**32.3**	29.7	26.3

Underlying earnings per share shows more clearly the underlying performance of the group. Diluted earnings per share is the basic earnings per share after allowing for the dilutive effect of the conversion into ordinary shares of the weighted average number of options outstanding during the period of 339,966 (2003: 278,683) (2002: 214,253).

9. Employee and Directors costs

	2004 53 weeks £000	2003 52 weeks £000	2002 52 weeks £000
Particulars of employee costs including directors:			
Wages and salaries	**7,373**	7,259	7,353
Social security costs	**571**	414	462
Pension costs (note 24)..	**447**	285	299
	8,391	7,958	8,114

Directors' emoluments are set out in the Directors' remuneration report in the consolidated financial statements.

The average number of employees of the group during the year was:

	2004 Number	2003 Number	2002 Number
Tenanted and wholesale	**18**	17	17
Managed houses	**575**	498	551
Distribution and site	**41**	54	52
Central	**71**	74	71
	705	643	691

The figures for the managed estate include a large proportion of part-time employees.

10. Acquisition

The acquisition of JER UK Public House LLC was completed on 15 July 2002. Net assets on a acquisition were:

	Book Value £000	Fair Value adjustments £000	Fair Value £000
Fixed assets (i)	13,894	3,026	16,920
Net current liabilities	(7)	–	(7)
Loans (ii)	(13,825)	(1,200)	(15,025)
	62	1,826	1,888
Goodwill (iii)			645
Total consideration			2,533
Discharged by:			
Costs of acquisition			590
Cash consideration			1,943
			2,533

(i) the ninety-four properties owned by JER were valued at open market value for existing use by Gillman Jones Chartered Surveyors, as at 31 May 2002

(ii) the fair value of the loans the majority of which had a fixed rate of interest of 8.15%, was calculated by discounting future cash flows by the market yield at the date of acquisition.

(iii) the directors believe that the useful economic life of the goodwill arising on the acquisition is the current financial year as this represents the period over which the acquired pubs were integrated into the main estate. The integration was completed during the year ended 29 March 2003 and the goodwill was therefore written off in the Financial Statements for the year ended 29 March 2003.

Acquisition accounting has been used to account for this transaction. The effect of the acquisition on the Group profit for the year ended 29 March 2003 was:

	£000
Rent payable savings	885
Interest payable on bank loan	(582)
	303

11. Tangible assets

	Group			Company		
	Properties £000	Equipment £000	Total £000	Properties £000	Equipment £000	Total £000
Cost or valuation						
At 31 March 2001	94,107	39,518	133,625	3,335	29,766	33,101
Additions	6,285	4,714	10,999	621	3,247	3,868
Inter group transfer*	–	–	–	94,753	11,016	105,769
Impairment	(200)	–	(200)	(200)	–	(200)
Provision for loss on sale	(145)	–	(145)	(145)	–	(145)
Disposals	(1,843)	(1,667)	(3,510)	(160)	(1,464)	(1,624)
At 31 March 2002	98,204	42,565	140,769	98,204	42,565	140,769
Additions	3,946	4,879	8,825	3,946	4,879	8,825
Acquisition	16,769	151	16,920	–	–	–
Revaluation	(1,155)	–	(1,155)	(1,155)	–	(1,155)
Impairment	(752)	–	(752)	(752)	–	(752)
Provision for loss on sale	(2,111)	–	(2,111)	(2,111)	–	(2,111)
Disposals	(984)	(1,303)	(2,287)	(952)	(1,297)	(2,249)
Intergroup transfer	–	–	–	16,737	145	16,882
At 29 March 2003	113,917	46,292	160,209	113,917	46,292	160,209
Additions	4,810	4,427	9,237	4,810	4,427	9,237
Disposals	(3,007)	(4,284)	(7,291)	(3,007)	(4,284)	(7,291)
At 3 April 2004..	**115,720**	**46,435**	**162,155**	**115,720**	**46,435**	**162,155**
Depreciation						
At 31st March, 2001	3,003	20,452	23,455	962	15,607	16,569
Charge for the year	401	2,748	3,149	147	2,462	2,609
Inter group transfer*	–	–	–	2,282	5,004	7,286
Disposals	(13)	(984)	(997)	–	(857)	(857)
At 31 March 2002	3,391	22,216	25,607	3,391	22,216	25,607
Charge for the year	435	3,705	3,510	408	3,071	3,479
Intergroup transfer	–	–	–	26	4	30
Disposals	(39)	(733)	(772)	(38)	(733)	(771)
At 29 March 2003	3,787	24,558	28,345	3,787	24,558	28,345
Charge for the year	437	3,610	4,047	437	3,610	4,047
Disposals	(233)	(3,121)	(3,354)	(233)	(3,121)	(3,354)
At 3 April 2004..	**3,991**	**25,047**	**29,038**	**3,991**	**25,047**	**29,038**
Net book amount						
At 31 March 2002	94,813	20,349	115,162	94,813	20,349	115,162
At 29 March 2003	110,130	21,734	131,864	110,130	21,734	131,864
At 3 April 2004..	**111,729**	**21,388**	**133,117**	**111,729**	**21,388**	**133,117**

The above disclosure includes:

(i) assets held under a finance lease, with a cost of £105,000 and accumulated depreciation of £35,000.

(ii) investment property valued by the directors at £2.5 million with no related revaluation surplus (2003: £2.5 million) (2002: £2.5 million). This is supported by a valuation by Gillman Jones.

* All group properties and equipment were transferred to the holding company on 30 March, 2002

The freehold & long leasehold properties, other than those acquired during that financial year, were valued on the basis of open market value for existing use by Gillman Jones, Chartered Surveyors, on 29 March 2003.

The total cost of properties comprises:

	Group			Company		
	2004	2003	2002	**2004**	2003	2002
	£000	£000	£000	**£000**	£000	£000
At valuation	**87,973**	90,512	95,093	**87,973**	90,512	95,093
At cost	**27,747**	23,405	3,111	**27,747**	23,405	3,111
	115,720	113,917	98,204	**115,720**	113,917	98,204

The net book value of property comprises:

	Group			Company		
	2004	2003	2002	**2004**	2003	2002
	£000	£000	£000	**£000**	£000	£000
Freehold	**106,850**	104,876	86,784	**106,850**	104,876	86,784
Long leasehold ..	**3,654**	4,810	6,027	**3,654**	4,810	6,027
Short leasehold ..	**1,225**	444	2,002	**1,225**	444	2,002
	111,729	110,130	94,813	**111,729**	110,130	94,813

For those properties which are included at cost or valuation, the equivalent historical cost figures at 3 April 2004 were:

	Group			Company		
	2004	2003	2002	**2004**	2003	2002
	£000	£000	£000	**£000**	£000	£000
Historical cost ..	**82,194**	82,788	63,762	**116,797**	115,246	63,762
Depreciation	**(3,248)**	(6,650)	(3,391)	**(3,998)**	(3,787)	(3,391)
Net book value ..	**78,946**	76,138	60,371	**112,799**	111,459	60,371

12. Investments

	Group	Company			
	Trade loans and investments £000	Share in group undertakings £000	Long-term loans to subsidiary undertakings £000	Trade loans and investments £000	Total £000
Cost					
At 31 March 2001	5,291	905	90,881	5,098	96,884
Additions	2,075	–	4,852	2,075	6,927
Repayments	(1,625)	–	(95,733)	(1,625)	(97,358)
As 30 March 2002	5,741	905	–	5,548	6,453
Provision					
At 31 March 2001	1,495	257	–	1,490	1,747
Charge for the year	30	–	–	30	30
At 30 March 2002	1,525	257	–	1,520	1,777
Net book amount					
At 30 March 2002	4,216	648	–	4,028	4,676

	Group			Company		
	Associate £000	Trade loans and investments £000	Total £000	Shares in group undertakings £000	Trade loans and investments £000	Total £000
Cost						
At 31 March 2002	912	4,829	5,741	905	5,548	6,453
Shares of profits of associate	258	–	258	–	–	–
Additions	–	1,581	1,581	2,533	1,582	4,115
Repayments	–	(1,354)	(1,354)	–	(1,354)	(1,354)
At 29 March 2003	1,170	5,056	6,226	3,438	5,776	9,214
Disposal of shares in associate	(1,170)	–	(1,170)	–	(912)	(912)
Additions	–	3,014	3,014	–	3,014	3,014
Repayments	–	(2,023)	(2,023)	–	(1,831)	(1,831)
At 3 April 2004	–	6,047	6,047	3,438	6,047	9,485
Provision for diminution in value						
At 31 March 2002	–	1,525	1,525	257	1,520	1,777
Charge for the year	–	154	154	–	154	154
Goodwill amortisation	50	–	50	645	–	645
At 29 March 2003	50	1,679	1,729	902	1,674	2,576
Charge for the year	–	282	282	–	287	287
Disposal of shares in associate	(50)	–	(50)	–	–	–
At 3 April 2004	–	1,961	1,961	902	1,961	2,863
Net book amount						
At 31 March 2002	912	3,304	4,216	648	4,028	4,676
At 29 March 2003	1,120	3,377	4,497	2,536	4,102	6,638
At 3 April 2004	–	4,086	4,086	2,536	4,086	6,622

The net book amount of trade loans and investments consists of:

	Group			Company		
	2004 £000	2003 £000	2002 £000	**2004 £000**	2003 £000	2002 £000
Quoted shares	**197**	197	187	**197**	197	187
Unquoted shares	**33**	33	1,195	**33**	1,153	1,195
Bonds and loans	**3,856**	3,147	2,834	**3,856**	2,752	2,646
	4,086	3,377	4,216	**4,086**	4,102	4,028

The market value of the quoted shares at 3 April 2004 was £325,000 (2003: £197,000) (2002: £303,000).

In the opinion of the directors, the value of the unquoted shares, bonds and loans are not materially different from their book values.The principal subsidiary undertakings at 3 April 2004 all wholly owned and consolidated by the company, were:

- Burtonwood Inns Limited – dormant Registered in England and Wales
- Burtonwood Taverns Limited – dormant Registered in England and Wales
- Bold Inns Limited – dormant Registered in England and Wales
- JER UK Public House LLC – dormant Registered in USA

13. Thomas Hardy Burtonwood Limited

Prior to April 2002 the interest in Thomas Hardy Burtonwood Limited was treated as a trade investment. Following the commencement of bottling activities in April 2002, the investment in Thomas Hardy Burtonwood Ltd was accounted for as an associate until it was sold on 2 April 2004.The loss on sale represents the difference between the sale price and 40% of the net assets of Thomas Hardy Burtonwood Ltd at that date. The shares were sold to the majority shareholder, Thomas Hardy Holdings Ltd, for £500,000: a loan was granted to Thomas Hardy Holdings to finance the share purchase: the loan is repayable over 3 years.

	Cost £000	Share of profit/(loss) £000	Goodwill written off £000	**Carrying value £000**
Share of net assets at 31 March 2002	421	–	–	–
Goodwill	491	–	–	–
At 31 March 2002	912	–	–	**912**
Changes in the period	–	258	(50)	**1,120**
At 29 March 2003	912	258	(50)	**1,120**
Changes in the period	–	(290)	–	**(290)**
At 2 April 2004	912	(32)	(50)	**830**
Disposal of ordinary shares	(912)	32	50	**(830)**
Proceeds of disposal				**500**
Loss on sale of ordinary shares				**(330)**

Prior to the disposal of shares in the Associate, goodwill was written off over ten years, being the period over which most of the plant and equipment was being depreciated.

Amounts outstanding from Thomas Hardy Burtonwood Ltd and Thomas Hardy Holdings Ltd at the year end were:

	2004			2003			2002		
	Loans £000	Preference shares £000	Total £000	Loans £000	Preference shares £000	Total £000	Loans £000	Preference shares £000	Total £000
Thomas Hardy Burtonwood Ltd:									
Loans at base rate plus margin	**180**	**–**	**180**	300	–	300	420	–	420
Loans at fixed rate ..	**120**	**–**	**120**	168	–	168	216	–	216
Preference shares ..	**–**	**250**	**250**	–	250	250	–	250	250
Total	**300**	**250**	**550**	468	250	718	636	250	886
Thomas Hardy Holdings Ltd:									
Loans at base rate plus margin	**500**	**–**	**500**	–	–	–	–	–	–
Total	**800**	**250**	**1,050**	468	250	718	636	250	886

Rent received from Thomas Hardy Burtonwood Limited during the year was £237,000 (2003: £224,000) (2002: £126,000). Purchases in the period were £846,000 (2003: £891,000) (2002: £900,000). Interest received on loans was £21,000 (2003: £31,000) (2002: £44,000). As at 2004, Burtonwood Brewery PLC owed £98,000 (2003: £134,000) (2002: £156,000) to and was owed £160,000 (2003: £117,000) (2002: £206,000) by Thomas Hardy Burtonwood Limited.

14. Stocks

	Group			Company		
	2004 £000	2003 £000	2002 £000	2004 £000	2003 £000	2002 £000
Raw materials and consumables ..	**289**	359	406	**289**	359	406
Finished goods	**660**	703	851	**660**	703	851
	949	1,062	1,257	**949**	1,062	1,257

In the opinion of the directors, the replacement cost of stocks does not differ materially from the balance sheet value.

15. Debtors

	Group			Company		
	2004 £000	2003 £000	2002 £000	2004 £000	2003 £000	2002 £000
Trade debtors	**1,774**	1,739	2,159	**1,774**	1,739	2,159
Amounts owed by associate	**–**	117	175	**–**	117	175
Other debtors	**20**	14	18	**20**	14	18
Pension prepayment (see note 24) ..	**124**	222	213	**124**	222	213
Prepayments and accrued income ..	**877**	973	1,135	**877**	973	1,135
	2,795	3,065	3,700	**2,795**	3,065	3,700

16. **Creditors** – due within one year

	Group			Company		
	2004 £000	2003 £000	2002 £000	**2004 £000**	2003 £000	2002 £000
Bank and other borrowings (i)	**902**	905	–	**902**	905	–
Trade creditors	**2,890**	3,303	3,110	**2,890**	3,303	3,110
Amounts owed to subsidiary undertakings	–	–	–	**5,702**	5,515	4,025
Amounts owed to associate	–	134	156	–	134	156
Other creditors	**167**	246	204	**167**	246	204
Corporation tax	**1,555**	1,261	1,479	**1,555**	1,261	598
Other taxation and social security	**698**	1,029	488	**698**	1,026	488
Proposed dividends	**1,558**	1,396	1,282	**1,558**	1,396	1,282
Accruals and deferred income	**1,825**	2,494	1,313	**1,825**	2,494	1,313
	9,595	10,768	8,032	**15,297**	16,280	11,176

(i) Bank and other borrowings:

	Group			Company		
	2004 £000	2003 £000	2002 £000	**2004 £000**	2003 £000	2002 £000
Secured bank loans (see note 18)	**864**	871	–	**864**	871	–
Finance lease obligations	**38**	34	–	**38**	34	–
	902	905	–	**902**	905	–

17. **Creditors** – due after more than one year

	Group			Company		
	2004 £000	2003 £000	2002 £000	**2004 £000**	2003 £000	2002 £000
Bank and other borrowings (i)	**39,659**	40,278	24,570	**39,659**	40,278	24,570
Other creditors	**2,175**	1,936	1,775	**2,175**	1,936	1,775
Accruals and deferred income	**209**	224	242	**209**	224	242
	42,043	42,438	26,587	**42,043**	42,438	26,587

(i) Bank and other borrowings:

	Group			Company		
	2004 £000	2003 £000	2002 £000	**2004 £000**	2003 £000	2002 £000
Secured bank loans (see note 18)	**15,053**	15,643	–	**15,053**	15,643	–
6½% Debenture Stock 2024	**24,590**	24,580	24,570	**24,590**	24,580	24,570
Finance lease obligations	**16**	55	–	**16**	55	–
	39,659	40,278	24,570	**39,659**	40,278	24,570

18. Financial instruments

Treasury and financial risk: the treasury function seeks to reduce or eliminate exposure to interest rate risk, to ensure sufficient liquidity is available to meet day to day fluctuations in working capital and cash flow and to invest surplus funds safely and profitably.

Interest rate swaps are used to achieve a desired mix of fixed and floating rate debt.

As permitted by FRS 13, short term debtors and creditors are excluded from the disclosures within this note. All financial instruments are denominated in sterling.

(a) Financial assets

The financial assets of the group are as follows:

	2004 £000	2003 £000
Trade loans	**631**	449
Loans to Thomas Hardy Holdings Limited and Thomas Hardy Burtonwood Ltd	**800**	468
Preference shares in Thomas Hardy Burtonwood Ltd	**250**	250
Trade investments	**230**	230
Tenants' bonds	**2,175**	1,980
Cash	**7,397**	4,026
	11,483	7,403

An equivalent analysis of the financial assets of the group as at 30 March 2002 was not presented in the financial statements for the year then ended.

Trade loans and investments do not bear interest. The interest rate profile of the group's other financial assets at 3 April 2004 was as follows:

	2004			2003			2002		
	Floating rate £000	Fixed rate £000	Total £000	Floating rate £000	Fixed rate £000	Total £000	Floating rate £000	Fixed rate £000	Total £000
Loans to Thomas Hardy Holdings and Thomas Hardy Burtonwood (i)	**680**	**120**	**800**	300	168	468	420	216	636
Tenants' bonds (ii)	**2,175**	**–**	**2,175**	1,980	–	1,980	1,775	–	1,775
Cash (iii)	**7,397**	**–**	**7,397**	4,026	–	4,026	1,183	–	1,183
	10,252	**120**	**10,372**	6,306	168	6,474	3,378	216	3,594

(i) £120,000 (2003: £168,000) (2002: £216,000) of the loan to Thomas Hardy Burtonwood Limited has been fixed at 8% (2003: 8%) (2002: 8%), with the remainder at base rate plus margin of 100 bps. Interest on the loan to Thomas Hardy Holdings Limited is at base rate plus 200 bps.

(ii) Tenants' bonds are deposited on the UK money markets at variable bank deposit rates.

(iii) £7,093,000 (2003: £3,535,000) (2002: £715,000) was deposited on the UK money markets at variable bank deposit rates. The remainder was held in a current account.

The maturity profile of the group's financial assets at 3 April 2004 was as follows:

	2004 £000	2003 £000	2002 £000
In one year or less	**168**	168	168
In one year to two years	**132**	168	168
In two years to five years	**500**	132	300
In more than five years	**250**	250	250
	1,050	718	886

Trade loans, trade investments and tenants' bonds are not included in the maturity analysis because they have no fixed repayment date. The fair value of all the group's financial assets is not materially different from book value.

(b) Financial liabilities

The £25 million 6½% Debenture Stock 2024 is stated in the accounts net of issue costs which are being written off over the twenty-five year term:

	2004 £000	2003 £000	2002 £000
6½% Debenture Stock 2024	**25,000**	25,000	25,000
Less issue costs	**(410)**	(420)	(430)
Book value	**24,590**	24,580	24,570

At 3 April 2004 the company had a committed, undrawn, unsecured facility of £5 million (2003: £5 million) (2002: £5 million) repayable on demand.

(i) Interest rate profile

The interest rate profile of the group's borrowings, after taking into account interest rate swaps, was as follows:

	2004			2003			2002		
	Floating rate £000	**Fixed rate £000**	**Total £000**	Floating rate £000	Fixed rate £000	Total £000	Floating rate £000	Fixed rate £000	Total £000
6½% Debenture Stock 2024 (i)	**–**	**25,000**	**25,000**	5,000	20,000	25,000	5,000	20,000	25,000
Term loans (ii)	**5,917**	**10,000**	**15,917**	6,514	10,000	16,514	–	–	–
Preference shares (iii)	**–**	**450**	**450**	–	450	450	–	450	450
Finance lease	**–**	**54**	**54**	–	89	89	–	–	–
Tenants' bonds (iv)	**2,175**	**–**	**2,175**	1,936	–	1,936	1,775	–	1,775
	8,092	**35,504**	**43,596**	13,450	30,539	43,989	6,775	20,450	27,225

(i) *An interest rate swap of £5 million (2002: £5 million) to LIBOR plus margin of 117 bps has been taken out against the £25 million 6½%* Debenture Stock 2004 and expired on 18 March 2004.

(ii) £10 million of the term loan has been fixed at 5.34% plus margin of 95 bps. The hedge expires on 17 July 2007. The underlying loan attracts interest at base rate plus margin of 95 bps.

(iii) The cumulative preference shares bear interest at 7% and have no fixed terms of repayment.

(iv) Excluding tenants' bonds, 86% (2003: 73%) of borrowings were either fixed or hedged at the year end.

The weighted average interest rate on fixed rate borrowings was 6.4% (2003: 6.27%).The weighted average period for which interest rates are fixed is fifteen years.

The £25 million 6½% Debenture Stock 2024 and the term loan are secured by floating charges over the assets of the company and its subsidiaries. Interest on the Debenture is payable six monthly in arrears.

(ii) Maturity of financial liabilities

The maturity profile of the group's financial liabilities was as follows:

	2004 £000	2003 £000	2002 £000
In one year or less	**902**	905	–
In one year to two years	**922**	974	–
In two years to five years	**2,993**	3,025	–
In more than five years	**36,604**	37,149	25,450
Total at 3 April 2004	**41,421**	42,053	25,450

Tenants' bonds, included in other creditors due after more than one year, have no fixed repayment date and are not included in the maturity analysis. Accruals and deferred income over one year represent deferred lease premiums which are being spread over the lease and do not attract interest.

(iii) Fair values

The estimated fair values of the group's financial instruments are set out below. Fair values are estimated by discounting the future cash flows to net present value using the market yield at the balance sheet date.

	2004		2003		2002	
	Book value £000	**Fair value £000**	Book value £000	Fair value £000	Book value £000	Fair value £000
6½% Debenture stock 2024	**24,590**	**24,000**	24,580	24,717	24,570	23,005
Term loan	**15,917**	**16,260**	16,514	17,831	–	–
Preference shares ..	**450**	**405**	450	436	450	409
Finance lease	**54**	**54**	89	92	–	–
Tenants' bonds ..	**2,175**	**2,175**	1,936	1,936	1,775	1,775

The estimated fair value of interest rate swaps is £121,000 liability (2003: £462,000 liability) (2002: £4,000 liability).

19. Provision for liabilities and charges

	Group			Company		
	2004 £000	2003 £000	2002 £000	**2004 £000**	2003 £000	2002 £000
Deferred taxation provided on short-term timing differences						
Accelerated capital allowances	**4,221**	4,250	4,060	**4,221**	4,250	4,060
Other timing differences ..	**58**	58	58	**58**	58	58
	4,279	4,308	4,118	**4,279**	4,308	4,118

	Group £000
At 31 March 2001	3,832
Charge For the year (see note 6)	286
At 31 March 2002	4,118
Charge for the year (see note 6)	190
At 29 March 2003	4,308
Credit for the year (see note 6)	(29)
At 3 April 2004	**4,279**

The above figures do not include the potential deferred taxation liability on unrealised revaluation surpluses, which has not been quantified.

20. Commitments

	Group			Company		
	2004 £000	2003 £000	2002 £000	**2004 £000**	2003 £000	2002 £000
Under property operating leases expiring:						
Over five years	**651**	753	1,946	**651**	753	1,946
Under other operating leases expiring:						
Within one year or less	**23**	26	77	**23**	26	77
Between one and five years ..	**191**	218	196	**191**	218	196
	214	244	273	**214**	244	273
Capital expenditure contracted for but not provided	**388**	116	819	**388**	116	819

21. Share capital

	Number			Value		
	2004 000	2003 000	2002 000	**2004 £000**	2003 £000	2002 £000
Authorised:						
Ordinary shares of 25 pence each	**28,000**	28,000	28,000	**7,000**	7,000	7,000
7% Cumulative preference shares of £1 each	**500**	500	500	**500**	500	500
	28,500	28,500	28,500	**7,500**	7,500	7,500
Allotted, called up and fully paid:						
Ordinary shares	**21,470**	21,295	21,074	**5,367**	5,323	5,268
Issued during the year on exercise of options	**174**	175	221	**43**	44	55
	21,644	21,470	21,295	**5,410**	5,367	5,323
7% Cumulative preference shares of £1 each	**450**	450	450	**450**	450	450
	22,094	21,920	21,745	**5,860**	5,817	5,773

Shares with a nominal value of 25p (2003: 25p) (2002: 25p) which were issued during the year for a consideration of £251,141 (2003: £265,000) (2002: £331,000) at prices ranging between 116p to 202.5p, (2003: 116p to 177p) (2002: 116p to 169p) related to the exercise of options held under the SAYE scheme and the executive share option plan.

	Number	Price range	Period exercisable
Share options outstanding at 3 April 2004 are:	919,123	116p–270p	1/4/2004–9/6/2013
Share options outstanding at 29 March 2003	982,411	116p–270p	1/4/2003–8/7/2012
Share options outstanding at 30 March 2002	1,146,367	116p–202.5p	1/4/2002–23/7/2011

Non equity interest – cumulative preference shares

Dividends are payable in priority to all other class of shares, but do not confer any other right to any further or other participation in the profits or assets of the company. On any winding up the cumulative preference shareholders will be paid out in priority to other classes of shares at a sum, calculated by taking the mean market price reduced by the accrued dividend averaged over the immediately preceding six months prior to the date of return of capital plus accrued dividend to the date of return.

The shares carry no voting rights except on a resolution to vary the rights attached to them, or where the dividend is six months in arrears. In this latter case only, the holder has the right to vote on the whole business of the meeting.

22. Shareholders' funds

	Group			Company		
	2004 £000	2003 £000	2002 £000	**2004 £000**	2003 £000	2002 £000
Non equity interest – cumulative preference shares	**450**	450	450	**450**	450	450
Equity interest	**91,977**	86,550	86,331	**88,811**	83,179	83,647
	92,427	87,000	86,781	**89,261**	83,629	84,097

23. Reserves

	Profit and loss account £000	Revaluation reserve £000	Capital reserve £000	Share premium account £000	Total £000
Group					
At 31 March 2001	41,754	35,022	32	208	77,016
Realised revaluation surplus	131	(131)	–	–	–
Transfer of revaluation deficit	(461)	461	–	–	
New shares issued in the year	–	–	–	276	276
Retained profit	3,716	–	–	–	3,716
At 31 March 2002	45,140	35,352	32	484	81,008
Realised revaluation surplus	205	(205)	–	–	–
Unrealised revaluation deficit	–	(1,155)	–	–	(1,155)
New shares issued in the year	–	–	–	221	221
Retained profit	1,109	–	–	–	1,109
At 29 March 2003	46,454	33,992	32	705	81,183
Realised revaluation deficit	(303)	303	–	–	–
New shares issued in the year	–	–	–	208	208
Retained profit	5,176	–	–	–	5,176
At 3 April 2004	51,327	34,295	32	913	86,567

	Profit and loss account £000	Revaluation reserve £000	Share premium account £000	Total £000
Company				
At 31 March 2001	74,890	470	208	75,568
Realised revaluation surplus	98	(98)	–	–
New shares issued in the year	–	–	276	276
Retained profit	2,480	–	–	2,480
At 31 March 2002	77,468	372	484	78,324
Transfer of revaluation deficit	(461)	461	–	–
New shares issued in the year	–	–	221	221
Retained loss	(733)	–	–	(733)
At 29 March 2003	76,274	833	705	77,812
Transfer of revaluation deficit	1,140	(1,140)	–	–
New shares issued in the year	–	–	208	208
Retained profit	5,381	–	–	5,381
At 3 April 2004	82,795	(307)	913	83,401

Burtonwood Brewery PLC, the company, has not presented its own profit and loss account as permitted by section 230(1) of the Companies Act 1985. The profit dealt with in the accounts of the holding company is £7.66 million (2003: loss £0.73 million) (2002: profit £4.40 million). The cumulative amount of goodwill written off directly to reserves to date is £264,000 (2003: £264,000) (2002: £264,000).

24. Pensions

The group has continued to account for pensions in accordance with SSAP 24, and the disclosures given in (a) are those required by that standard. The disclosures required by FRS 17 are shown in (b).

(a) Burtonwood pension schemes

The principal scheme for the provision of retirement and death benefits for eligible employees is the Burtonwood Brewery PLC Retirement Benefits & Life Assurance Scheme ("the scheme"). The scheme is a funded defined benefit scheme based on the employee's final remuneration. The assets are held in a separate, trustee administered fund and the scheme is closed to new members. There is also a group personal pension plan. Pension costs for the defined benefit scheme are based on the advice of an independent qualified actuary. The fund is valued every three years, the most recent valuation being made on 1st April 2003 using the projected unit method.The pension cost for the group under this scheme was £373,000 (2003: £244,000) (2002: £268,000) and at 3 April 2004 debtors included a prepayment of £124,000 (2003: £222,000) (2002: £213,000) in respect of the scheme.

At the date of the latest actuarial valuation, the market value of the scheme's assets was £9.7 million (this figure excludes the Prudential Assurance policy which relates to specific individual pension benefits from previous schemes), the actuarial value of which was sufficient to cover 104% of the benefits which had accrued to the members after allowing for expected future increases in earnings. The scheme surplus is amortised at a level percentage of the total contributions payable over eleven years, being the expected average remaining service of employees in the scheme.

The group personal pension plan is a defined contribution scheme and provides benefits to eligible employees not included in the defined benefit scheme. The pension cost for the group under this scheme was £74,000 (2003: £41,000) (2002: £31,000).

(b) FRS17: Retirement benefits

The company operates a defined benefit pension scheme in the UK. A full actuarial valuation was carried out as at 1 April 2003 by a qualified independent actuary, using the projected unit method. The valuation has been updated to 3 April 2004. The employees and the company paid contributions to the scheme at the rate specified in the schedule of contributions in force during the year.

The major assumptions used by the actuary were:

	2004	2003	2002
Discount rate	**5.50%**	5.50%	6.00%
Inflation assumption	**2.90%**	2.50%	2.75%
Rate of increase in salaries	**4.10%**	3.75%	4.00%
Rate of increase in pensions payment	**2.70%**	2.50%	2.50%

The assets in the scheme and the long term expected rates of return were:

	2004		2003		2002	
	Long term rate of return expected %	Value £000	Long term rate of return expected %	Value £000	Long term rate of return expected %	Value £000
Equities	**7.50**	**8,324**	7.50	6,366	8.00	10,629
Bonds	**5.19**	**3,276**	5.11	3,082	6.00	539
Property	**7.50**	**–**	7.50	–	8.00	581
Cash	**4.00**	**100**	3.75	66	4.00	64
Total market value of assets		**11,700**		9,514		11,813
Present value of scheme liabilities		**(15,570)**		(12,862)		(11,104)
(Deficit)/surplus in the scheme		**(3,870)**		(3,348)		709
Related deferred tax asset/ (liability)		**1,161**		1,004		(213)
Net pension (liability)/surplus		**(2,709)**		(2,344)		496

Had the above amounts been recognised in the financial statements, the group's net assets and reserves at the year end would have been:

	2004 £000	2003 £000	2002 £000
Net assets excluding pension liability	**92,427**	87,000	86,781
Pension (liability)/surplus	**(2,709)**	(2,344)	496
SSAP24 prepayment	**(124)**	(222)	(213)
Net assets including pension liability	**89,594**	84,434	87,064
Profit and loss reserve excluding pension liability	**51,327**	46,454	45,140
Pension (liability)/surplus	**(2,709)**	(2,344)	496
SSAP24 prepayment	**(124)**	(222)	(213)
Profit and loss reserve including pension liability	**48,494**	43,888	45,423

Additionally, if the pension costs had been recognised in accordance with FRS17, the following amounts would have been reported in the profit and loss account and the statement of total recognised gains and losses during the period.

(a) Analysis of the amount charged to operating profit

	2004 53 weeks £000	2003 52 weeks £000
Current service cost	**310**	290
Past service cost	**–**	–
Total operating charge	**310**	290

(b) Analysis of the amount credited to other finance income

	2004 53 weeks £000	2003 52 weeks £000
Expected return on pension scheme assets	**640**	928
Interest on pension scheme liabilities	**(721)**	(680)
	(81)	248

(c) Analysis of amount recognised in the statement of group total recognised gains and losses

	2004 53 weeks £000	2003 52 weeks £000
Actual return less expected return on pension scheme assets	**1,484**	(3,132)
Experience gains and losses arising on scheme liabilities	**(574)**	120
Changes in the assumptions underlying the present value of the scheme liabilities	**(1,323)**	(1,272)
Actuarial loss recognised	**(413)**	(4,284)

(d) Movement in surplus during the year

	2004 53 weeks £000	2003 52 weeks £000
(Deficit)/surplus in scheme at beginning of year	**(3,348)**	709
Movement during year:		
Current service cost	**(310)**	(290)
Contributions received	**282**	269
Past service costs	**–**	–
Other finance income	**(81)**	248
Actuarial loss recognised above	**(413)**	(4,284)
Deficit in scheme at the end of year	**(3,870)**	(3,348)

The experience gains and losses for the year ended 3 April 2004 were as follows:

	2004 £000	2003 £000
Difference between the expected and actual rate of return on scheme assets:		
Amount	**1,484**	(3,132)
Percentage of scheme assets	**13%**	33%
Experience gains and losses on scheme liabilities:		
Amount	**(574)**	120
Percentage of the present value of scheme liabilities	**4%**	1%
Total amount recognised in statement of group total recognised gains and losses:		
Amount	**(413)**	(4,284)
Percentage of the present value of scheme liabilities	**3%**	33%

25. *Post balance sheet event*

Contracts were exchanged on 8 June 2004 for the purchase of 16 tenanted pubs from Goldtry Limited for £6 million including stamp duty.

PART C

UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED 2 OCTOBER 2004

GROUP PROFIT AND LOSS ACCOUNT

	Notes	26 weeks to 2/10/04 £000	26 weeks to 27/9/03 £000	53 weeks to 3/4/04 £000
Turnover – including share of associate		**26,171**	27,217	55,586
Less: share of associate		**–**	(2,300)	(5,169)
Group turnover	2	**26,171**	24,917	50,417
Group operating profit	2	**6,219**	5,835	12,342
Share of operating profit/(loss) of associate		**–**	65	(195)
Total operating profit		**6,219**	5,900	12,147
Profit on disposal of fixed assets		**600**	–	855
Loss on sale of shares in associate		**–**	–	(330)
Profit on ordinary activities before interest and taxation		**6,819**	5,900	12,672
Net interest payable	3	**(1,154)**	(1,224)	(2,302)
Profit on ordinary activities before taxation		**5,665**	4,676	10,370
Taxation	4	**(1,550)**	(1,400)	(2,917)
Profit on ordinary activities after taxation		**4,115**	3,276	7,453
Dividends – preference		**(16)**	(16)	(32)
– ordinary		**(748)**	(688)	(2,245)
Retained profit		**3,351**	2,572	5,176
Basic earnings per share	5	**18.9p**	15.2p	34.5p
Diluted earnings per share	5	**18.6p**	14.9p	34.0p
Underlying earnings per share	5	**16.1p**	15.1p	32.3p
Ordinary dividend per share		**3.45p**	3.20p	10.40p

The above results are derived from continuing activities

GROUP BALANCE SHEET

	Notes	At 2/10/04 £000	At 27/9/03 £000	At 3/4/04 £000
Fixed assets				
Tangible assets		**139,306**	129,589	133,117
Investments		**4,230**	5,039	4,086
		143,536	134,628	137,203
Current assets				
Stock		**1,021**	1,039	949
Debtors		**2,750**	2,878	2,795
Cash at bank and in hand		**5,412**	7,504	7,397
		9,183	11,421	11,141
Creditors – due within one year		**(10,678)**	(9,891)	(9,595)
Net current (liabilities)/assets		**(1,495)**	1,530	1,546
Total assets less current liabilities		**142,041**	136,158	138,749
Creditors – due after more than one year		**(41,848)**	(42,149)	(42,043)
Provision for liabilities and charges		**(4,329)**	(4,408)	(4,279)
Net assets		**95,864**	89,601	92,427
Capital and reserves				
Called-up share capital		**5,872**	5,821	5,860
Reserves		**89,992**	83,780	86,567
Shareholders' funds (including non-equity interests)	6	**95,864**	89,601	92,427

GROUP CASH FLOW STATEMENT

	26 weeks to 2/10/04 £000	26 weeks to 27/9/03 £000	53 weeks to 3/4/04 £000
Net cash inflow from operating activities (i)	**9,322**	8,489	16,034
Returns on investments and servicing of finance (ii)	**(981)**	(1,411)	(2,419)
Taxation	**(1,034)**	(1,097)	(2,652)
Capital expenditure and financial investment (iii)	**(7,410)**	(901)	(5,296)
Equity dividends paid	**(1,558)**	(1,380)	(2,083)
Net cash (outflow)/inflow before financing	(1,661)	3,700	3,584
Financing (iv)	**(324)**	(222)	(213)
(Decrease)/increase in cash in the period	(1,985)	3,478	3,371
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in cash in the period	**(1,985)**	3,478	3,371
Loan repayments	**392**	318	597
Finance lease repayments	**18**	17	35
Change in net debt resulting from cash flows	**(1,575)**	3,813	4,003
Amortisation of debenture issue costs	**(5)**	(5)	(10)
Opening net debt	**(33,164)**	(37,157)	(37,157)
Closing net debt	**(34,744)**	(33,349)	(33,164)

Analysis of changes in net debt

	At 3/4/04 £000	Cash flow £000	Non cash flow item £000	At 2/10/04 £000
Cash at bank and in hand	7,397	(1,985)	–	**5,412**
Borrowings repayable within one year	(864)	–	94	**(770)**
Borrowings repayable after more than one year	(39,643)	392	(99)	**(39,350)**
Finance lease	(54)	18	–	**(36)**
	(33,164)	(1,575)	(5)	**(34,744)**

GROUP CASH FLOW STATEMENT

	26 weeks to 2/10/04 £000	26 weeks to 27/9/03 £000	53 weeks to 3/4/04 £000
(i) Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit	**6,219**	5,835	12,342
Depreciation	**1,948**	2,005	4,047
Increase in trade loan provision	**–**	–	282
(Increase)/decrease in stocks	**(72)**	23	113
(Increase)/decrease in debtors	**(361)**	176	259
Increase/(decrease) in creditors	**1,588**	450	(1,009)
Net cash inflow from operating activities	**9,322**	8,489	16,034
Analysis of cash flows from headings netted in the cash flow statement			
(ii) Returns on investments and servicing of finance			
Interest received	**91**	62	307
Interest paid	**(1,053)**	(1,454)	(2,688)
Dividends paid on non equity shares	**(16)**	(16)	(32)
Interest element of finance lease	**(3)**	(3)	(6)
Net cash outflow from returns on investments and servicing of finance	**(981)**	(1,411)	(2,419)
(iii) Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(10,169)**	(3,138)	(9,426)
Proceeds on sale of tangible fixed assets	**2,497**	2,838	4,789
Repayment of loans by Thomas Hardy Burtonwood Limited	**240**	–	–
Decrease/(increase) in trade loans and bonds	**22**	(601)	(659)
Net cash outflow from capital expenditure and financial investment	**(7,410)**	(901)	(5,296)
(iv) Financing			
Issue of ordinary share capital	**86**	29	251
Loan repayments	**(392)**	(318)	(597)
Repayment of loans by associate	**–**	84	168
Capital element of finance lease	**(18)**	(17)	(35)
Net cash outflow from financing	**(324)**	(222)	(213)

NOTES

1. Accounting policies

The interim results, which are unaudited, have been prepared on the basis of the accounting policies set out in the 2004 Annual Report.

The comparative figures for the year ended 3 April 2004 are extracted from the full financial statements for that year, which received an unqualified audit report and which have been delivered to the Registrar of Companies.

2. Segmental information

	Turnover			Operating profit		
	26 weeks to 2/10/04 £000	26 weeks to 27/9/03 £000	53 weeks to 3/4/04 £000	**26 weeks to 2/10/04 £000**	26 weeks to 27/9/03 £000	53 weeks to 3/4/04 £000
Tenanted pubs	**17,347**	16,607	33,784	**7,027**	6,525	13,586
Managed pubs	**8,727**	8,088	16,281	**1,866**	1,781	3,321
Wholesale trade	**59**	172	252	**36**	74	108
Brewery, distribution and site	**38**	50	100	**(260)**	(246)	(493)
Central costs	**–**	–	–	**(2,450)**	(2,299)	(4,180)
Group total	**26,171**	24,917	50,417	**6,219**	5,835	12,342

3. Net interest payable

	26 weeks to 2/10/04 £000	26 weeks to 27/9/03 £000	53 weeks to 3/4/04 £000
Group:			
6½% Debenture 2024	**812**	812	1,625
Bank loans, overdrafts and interest rate swaps	**430**	419	872
Finance leases	**3**	3	6
Less: interest receivable	**(91)**	(50)	(296)
Group net interest payable	**1,154**	1,184	2,207
Share of interest of associate	**–**	40	95
Total	**1,154**	1,224	2,302

4. Taxation on profits for the period

	26 weeks to 2/10/04 £000	26 weeks to 27/9/03 £000	53 weeks to 3/4/04 £000
UK Corporation Tax at 30%: current year	**1,500**	1,300	3,053
prior year	**–**	–	(107)
Deferred taxation: current year	**50**	100	82
prior year	**–**	–	(111)
Total	**1,550**	1,400	2,917

5. Earnings per share

Basic and underlying earnings per share are calculated by dividing the earnings attributable to ordinary shareholders, as calculated below, by the weighted average number of shares in issue during the period of 21,657,961 (September 2003: 21,482,655; March 2004: 21,514,903).

	26 weeks to 2/10/04 £000	26 weeks to 27/9/03 £000	53 weeks to 3/4/04 £000
Profit after taxation	**4,115**	3,276	7,453
Preference dividend	**(16)**	(16)	(32)
Basic earnings	**4,099**	3,260	7,421
Share of (profit)/loss of associate	**–**	(25)	290
Profit on disposal of fixed assets	**(600)**	–	(855)
Loss on sale of shares in associate	**–**	–	330
Prior year tax credits	**–**	–	(218)
Underlying earnings	**3,499**	3,235	6,968

	26 weeks to 2/10/04 pence	26 weeks to 27/9/03 pence	53 weeks to 3/4/04 pence
Basic earnings	**18.9**	15.2	34.5
Share of (profit)/loss of associate	**–**	(0.1)	1.3
Profit on disposal of fixed assets	**(2.8)**	–	(4.0)
Loss on sale of shares in associate	**–**	–	1.5
Prior year tax credits	**–**	–	(1.0)
Underlying earnings per share	**16.1**	15.1	32.3

Underlying earnings per share shows more clearly the performance of the group. Diluted earnings per share is the basic earnings per share after allowing for the dilutive effect of the conversion into ordinary shares of the weighted average number of options outstanding during the period of 423,007 (September 2003: 338,055; March 2004: 339,966).

6. Movements in shareholders' funds

	At 2/10/04 £000	At 27/9/03 £000	At 3/4/04 £000
Opening equity shareholders' funds	**91,977**	86,550	86,550
Profit earned for ordinary shareholders	**4,099**	3,260	7,421
Dividends	**(748)**	(688)	(2,245)
Share capital issued	**86**	29	251
Closing equity shareholders' funds	**95,414**	89,151	91,977
Non equity shareholders' funds	**450**	450	450
Total closing shareholders' funds	**95,864**	89,601	92,427

APPENDIX VI

ADDITIONAL INFORMATION

1. RESPONSIBILITY

(a) The Directors of W&DB, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document, other than the information relating to Burtonwood, the Burtonwood Group and the Burtonwood Directors and their immediate families, related trusts and controlled companies for which the Burtonwood Directors accept responsibility. To the best of the knowledge and belief of the Directors of W&DB (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The Directors of Burtonwood, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to Burtonwood, the Burtonwood Group and themselves and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Directors of Burtonwood (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. DIRECTORS OF W&DB AND BURTONWOOD

(a) The names of the Directors of W&DB and their respective positions are as follows:

Name	Position
David Thompson	Chairman
Ralph Findlay	Chief Executive
Alistair Darby	Managing Director, WDB Brands
Stephen Oliver	Managing Director, The Union Pub Company
Derek Andrew	Managing Director, Pathfinder Pubs
Paul Inglett	Finance Director
Peter Lipscomb	Non Executive Director
Miles Emley	Non Executive Director
Robin Hodgson	Non Executive Director

The business address of each of the Directors of W&DB is PO Box 26, Park Brewery, Bath Road, Wolverhampton WV1 4NY, which is also the registered office of W&DB.

(b) The names of the Directors of Burtonwood and their respective positions are as follows:

Name	Position
Richard Gilchrist	Chairman
Lynne D'Arcy	Managing Director
Nigel Wimpenny	Finance Director
Gavin Reed	Non Executive Director
David Southworth	Non Executive Director
William Cran	Non Executive Director
Jamie Dutton-Forshaw	Non Executive Director

The business address of each of the Directors of Burtonwood is Bold Lane, Burtonwood, Warrington, Cheshire WA5 4PJ, which is also the registered office of Burtonwood.

3. DISCLOSURE OF INTERESTS AND DEALINGS IN SHARES

For the purposes of this Appendix VI:

(i) "arrangement" includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature relating to relevant securities which may be an inducement to deal or refrain from dealing;

(ii) "associate" includes:

(A) the subsidiaries, fellow subsidiaries and associated companies of Burtonwood or, as the case may be, of W&DB and companies of which any such subsidiaries or associated companies are associated companies. For this purpose, ownership or control of 20 per cent or more of the equity share capital of a company is the test of associated company status;

(B) banks, financial and other professional advisers (including stockbrokers) to Burtonwood or, as the case may be, to W&DB or any company covered in (A) above, including persons controlling, controlled by or under the same control as, such banks, financial and other professional advisers;

(C) the Directors of Burtonwood or, as the case may be, the Directors of W&DB or of any company covered in (A) above (together, in each case, with their close relatives and related trusts); and

(D) the pension funds of Burtonwood or, as the case may be, of W&DB or of any company covered in (A) above;

(iii) "control" means a holding or aggregate holdings of shares carrying 30 per cent or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holdings gives *de facto* control;

(iv) "derivative" includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of any underlying security but which does not include the possibility of delivery of such underlying securities;

(v) "disclosure period" means the period commencing on 29 November 2003 (being the date 12 months prior to the commencement of the Offer Period) and ending on 6 December 2004 (being the latest practicable date prior to the posting of this document);

(vi) "Burtonwood relevant securities" means Burtonwood Shares and securities convertible into, rights to subscribe for, options (including traded options) in respect of, and derivatives referenced to, Burtonwood Shares;

(vii) "W&DB relevant securities" means W&DB Shares and securities convertible into, rights to subscribe for, options (including traded options) in respect of, and derivatives referenced to, W&DB Shares;

(viii) "relevant securities" means Burtonwood relevant securities and W&DB relevant securities;

(ix) references to a "bank" do not apply to a bank whose sole relationship with Burtonwood or, as the case may be, with W&DB or any company covered in (ii)(A) above is the provision of normal commercial banking services or such activities in connection with the Offers as confirming that cash is available, handling acceptances and other registration work; and

(x) references to Directors of W&DB or Directors of Burtonwood having an interest in relevant securities are to be interpreted in accordance with Parts VI and X of the Companies Act 1985.

(a) Interests in Burtonwood relevant securities

As at the close of business on 6 December 2004 (being the latest practicable date prior to the posting of this document):

(i) W&DB held no Burtonwood relevant securities;

(ii) the Directors of W&DB had no interest in Burtonwood relevant securities;

(iii) no person acting, or presumed to be acting, in concert with W&DB owned or controlled any Burtonwood relevant securities;

(iv) the persons who, prior to the posting of this document, have irrevocably committed themselves to accept the Ordinary Offer owned or controlled Burtonwood relevant securities as follows:

Name	Number of Burtonwood Ordinary Shares	% of issued Burtonwood ordinary share capital	Number of Burtonwood Preference Shares	% of issued Burtonwood preference share capital
R A Gilchrist	1,678,891	7.74	–	–
L D'Arcy	51,132	0.24	–	–
G Reed	12,000	0.06	–	–
D Southworth	25,000	0.12	–	–
R J Dutton-Forshaw	482,300	2.22	–	–
R J Dutton-Forshaw and A S Dutton-Forshaw	25,000	0.12	–	–
J Moss	4,000	0.02	–	–
J Wimpenny	8,084	0.04	–	–
M Reed	1,000	0.00	–	–
C N Gilchrist	350,000	1.61	–	–
F E Williams	1,406,648	6.49	–	–
J G Dutton-Forshaw	1,012,642	4.67	70	0.016
J G Dutton-Forshaw	12,000	0.06	–	–
J G and M Dutton-Forshaw	362,940	1.67	–	–
M Dutton-Forshaw	409,536	1.89	–	–
P A Dutton-Forshaw	300,000	1.38	–	–
M N A Dutton-Forshaw	246,820	1.14	–	–
A S Dutton-Forshaw	473,600	2.18	–	–
A S Dutton-Forshaw	6,953	0.03	–	–
L V Dutton-Forshaw	62,450	0.29	–	–
R C Dutton-Forshaw	13,602	0.06	–	–
Landsdowne Partners Limited Partnership	2,006,353	9.25	–	–
Royal London Assets Management Limited	1,268,495	5.85	–	–
Allied Domecq Spirits and Wine Limited	1,037,278	4.78	–	–
Total	11,256,724	51.90	70	0.016

Note: W Cran has not irrevocably undertaken to accept the Ordinary Offer. However, W Cran has irrevocably instructed James Hay Pension Trustees Limited to accept the Ordinary Offer in relation to the 23,738 Burtonwood Ordinary Shares beneficially held by him as soon as reasonably practicable following receipt of this document and relevant Form of Acceptance.

(v) the interests of the Directors of Burtonwood in Burtonwood relevant securities, apart from options which are disclosed under paragraph (vi) below, were as follows:

Name	Number of Burtonwood Ordinary Shares
R A Gilchrist	2,240,767
R J Dutton-Forshaw	507,300
N B Wimpenny	8,084
L D'Arcy	55,132
G B Reed	13,000
D R Southworth	25,000
W M Cran	23,738

(vi) the interests of the Directors of Burtonwood in options over Burtonwood Ordinary Shares under the Burtonwood Share Schemes were as follows:

Name	Scheme	Date of grant	Number of Burtonwood Ordinary Shares	Exercise price (pence)	Exercise period	
					From	To
R A Gilchrist	SAYE	17/12/1997	6,724	116	01/02/05	01/02/12
	SAYE	13/12/1999	5,485	134	01/02/07	01/02/14
	Executive	27/07/1999	13,800	177	27/07/02	27/07/12
	Executive	27/07/2000	35,000	190	27/07/02	27/07/12
	SAYE	18/12/2001	2,090	172	01/02/09	01/02/16
	SAYE	18/12/2002	3,585	198	01/02/10	01/02/17
L D'Arcy	Executive	18/08/1998	112,196	169	18/08/01	18/08/11
	Executive	27/07/1999	36,000	177	27/07/02	27/07/12
	Executive	27/07/2000	55,000	190	27/07/03	27/07/13
	Executive	23/07/2001	31,000	203	23/07/04	23/07/14
	SAYE	18/12/2001	2,209	172	01/02/05	01/02/08
	SAYE	24/12/2003	2,080	266	01/02/07	01/02/10
N B Wimpenny	Executive	23/07/2001	35,000	203	23/07/04	23/07/14
	SAYE	18/12/2001	5,773	172	01/02/07	01/02/12
	Executive	08/07/2002	40,000	270	08/07/05	08/07/15
	SAYE	18/12/2002	1,909	198	01/02/06	01/02/09
	Executive	09/06/2003	53,000	249	09/06/06	09/06/16

(vii) the only Burtonwood relevant securities owned or controlled by any subsidiary of Burtonwood, by any pension fund of Burtonwood or of any subsidiary of Burtonwood, or by any bank, financial or other professional adviser (including any stockbroker) to Burtonwood or any subsidiary or associated company of Burtonwood or by any person controlling, controlled by or under the same control as such adviser (excluding any exempt market maker), were as follows:

Name	Number of Burtonwood Ordinary Shares
Burtonwood Brewery Trust Company Limited	14,013
The Burtonwood Brewery PLC Retirement Benefits Assurance Scheme	211,876

(b) Dealings in Burtonwood relevant securities

During the disclosure period:

(i) there were no dealings for value in Burtonwood relevant securities by W&DB;

(ii) there were no dealings for value in Burtonwood relevant securities by the Directors of W&DB or their immediate families, related trusts and companies;

(iii) there were no dealings for value in Burtonwood relevant securities by persons acting, or presumed to be acting, in concert with W&DB;

(iv) the Directors of Burtonwood and their immediate families, related trusts and companies dealt for value in Burtonwood relevant securities as follows:

Name	Date of transaction	Nature of transaction	Number of Burtonwood Ordinary Shares	Price (pence)
R A Gilchrist	02/02/04	Exercise of share options (SAYE)	2,826	138
L D'Arcy	02/02/04	Exercise of share options (SAYE)	4,273	136
R A Gilchrist	08/07/04	Acquisition	5,000	372.5

(v) the persons who, prior to the posting of this document, have irrevocably committed themselves to accept the Ordinary Offer dealt for value in Burtonwood relevant securities as follows:

Name	Date of transaction	Nature of transaction	Number of Burtonwood Ordinary Shares	Price (pence)
Lansdowne Partners Limited	01/12/2003	Acquisition	22,510	331
Lansdowne Partners Limited	01/12/2003	Acquisition	10,490	331
Lansdowne Partners Limited	01/12/2003	Disposal	33,000	331
Lansdowne Partners Limited	18/12/2003	Acquisition	25,000	340
Lansdowne Partners Limited	29/12/2003	Acquisition	25,000	340
Lansdowne Partners Limited	02/01/2004	Acquisition	15,372	339.5
Lansdowne Partners Limited	02/01/2004	Disposal	15,806	339.5
Lansdowne Partners Limited	02/01/2004	Disposal	9,125	339.5
Lansdowne Partners Limited	02/01/2004	Acquisition	9,559	339.5
Lansdowne Partners Limited	05/01/2004	Acquisition	50,000	340
Lansdowne Partners Limited	08/01/2004	Acquisition	68,298	337.5
Lansdowne Partners Limited	02/02/2004	Disposal	22,029	333.5
Lansdowne Partners Limited	02/02/2004	Acquisition	37,294	333.5
Lansdowne Partners Limited	02/02/2004	Disposal	2,818	333.5
Lansdowne Partners Limited	02/02/2004	Disposal	12,447	333.5
Lansdowne Partners Limited	10/02/2004	Acquisition	45,000	335
Lansdowne Partners Limited	13/02/2004	Acquisition	14,954	338.83
Lansdowne Partners Limited	17/02/2004	Acquisition	7,949	338.5
Lansdowne Partners Limited	10/03/2004	Acquisition	10,000	348
Lansdowne Partners Limited	15/03/2004	Acquisition	4,593	344
Lansdowne Partners Limited	01/04/2004	Acquisition	10,839	338.5
Lansdowne Partners Limited	01/04/2004	Disposal	22,682	338.5
Lansdowne Partners Limited	01/04/2004	Acquisition	10,757	338.5
Lansdowne Partners Limited	01/04/2004	Acquisition	1,086	338.5
Lansdowne Partners Limited	14/04/2004	Acquisition	10,000	347
Lansdowne Partners Limited	22/04/2004	Acquisition	25,000	340
Lansdowne Partners Limited	28/04/2004	Acquisition	10,000	335
Lansdowne Partners Limited	04/05/2004	Disposal	11,284	333.5
Lansdowne Partners Limited	04/05/2004	Disposal	12,255	333.5
Lansdowne Partners Limited	04/05/2004	Disposal	2,451	333.5
Lansdowne Partners Limited	04/05/2004	Acquisition	25,990	333.5
Lansdowne Partners Limited	10/05/2004	Acquisition	25,000	335
Lansdowne Partners Limited	12/05/2004	Acquisition	50,000	334.5
Lansdowne Partners Limited	13/05/2004	Acquisition	288,651	332
Lansdowne Partners Limited	20/05/2004	Acquisition	50,000	332.5
Lansdowne Partners Limited	08/06/2004	Acquisition	50,000	360
Lansdowne Partners Limited	10/06/2004	Acquisition	25,000	378
Lansdowne Partners Limited	15/06/2004	Acquisition	20,000	371
Lansdowne Partners Limited	22/06/2004	Acquisition	20,000	374
Lansdowne Partners Limited	29/06/2004	Acquisition	10,000	385
Lansdowne Partners Limited	01/07/2004	Acquisition	25,000	384
Lansdowne Partners Limited	13/07/2004	Acquisition	25,000	386

Name	Date of transaction	Nature of transaction	Number of Burtonwood Ordinary Shares	Price (pence)
Lansdowne Partners Limited	16/07/2004	Acquisition	95,000	387
Lansdowne Partners Limited	02/08/2004	Disposal	33,130	393.5
Lansdowne Partners Limited	02/08/2004	Disposal	1,161	393.5
Lansdowne Partners Limited	02/08/2004	Acquisition	21,614	393.5
Lansdowne Partners Limited	02/08/2004	Acquisition	12,677	393.5
Lansdowne Partners Limited	06/09/2004	Acquisition	17,736	386.25
Lansdowne Partners Limited	01/11/2004	Acquisition	20,000	379.5
Lansdowne Partners Limited	01/11/2004	Disposal	20,000	379.5
Lansdowne Partners Limited	17/11/2004	Acquisition	10,000	363
Lansdowne Partners Limited	01/12/2004	Acquisition	12,127	500
Lansdowne Partners Limited	01/12/2004	Acquisition	5,952	500
Lansdowne Partners Limited	01/12/2004	Disposal	2,660	500
Lansdowne Partners Limited	01/12/2004	Disposal	15,419	500

Between the commencement of the Offer Period and 6 December 2004 (being the latest practicable date prior to the posting of this document):

(vi) the following dealings for value in Burtonwood relevant securities took place by any subsidiary of Burtonwood, by any pension fund of Burtonwood or any subsidiary of Burtonwood, or by any bank, financial or other professional adviser (including any stockbroker) to Burtonwood or any subsidiary or associated company of Burtonwood or any person controlling, controlled by or under the same control as such adviser (excluding any exempt market maker):

Name	Date of transaction	Nature of transaction	Number of Burtonwood Ordinary Shares	Price (pence)
Cazenove & Co. Ltd	29/11/2004	Acquisition	30,486	465

(vii) no person with whom Burtonwood or any associate of Burtonwood has any arrangement in relation to relevant securities has dealt for value in Burtonwood relevant securities; and

(viii) there were no dealings for value in Burtonwood relevant securities by fund managers connected with Burtonwood (other than exempt fund managers) which manage Burtonwood relevant securities on a discretionary basis.

(c) Interests in W&DB relevant securities

As at the close of business on 6 December 2004 (being the latest practicable date prior to the posting of this document):

(i) the interests of the Directors of W&DB in W&DB relevant securities were, apart from options which are disclosed under paragraph (ii) below, as follows:

Name	Number of W&DB Shares
D Andrew	64,753
A Darby	9,666
M Emley	8,812
R Findlay	58,120
R Hodgson	1,680
P Inglett	11,663
P Lipscomb	5,000
S Oliver	8,720
D Thompson	429,264

(ii) the interests of the Directors of W&DB in options over W&DB Shares were as follows:

Name	Scheme	Date of grant	Number of W&DB Shares	Exercise price (pence)	Exercise period	
					From	To
D Andrew	Executive	10/01/03	20,000	604	09/01/06	09/01/10
	SAYE	30/06/00	6,633	277	31/07/07	31/01/08
	LTIP	15/06/04	24,554	0	15/06/07	*
A Darby	Executive	10/01/03	20,000	604	09/01/06	09/01/10
	SAYE	30/06/00	2,436	277	31/07/05	31/01/06
		26/06/02	1,194	554	31/07/07	31/01/08
		25/06/03	616	517	31/07/08	31/01/09
	LTIP	15/06/04	22,713	0	15/06/07	*
R Findlay	Executive	31/05/95	15,000	530	30/05/98	30/05/05
		10/01/03	20,000	604	09/01/06	09/01/10
	SAYE	30/06/00	6,092	277	31/07/05	31/01/06
	LTIP	15/06/04	39,901	0	15/06/07	*
P Inglett	Executive	10/01/03	20,000	604	09/01/06	09/01/10
	SAYE	24/06/99	1,474	457.5	31/07/04	31/01/05
		26/06/02	1,370	554	31/07/05	31/01/06
		25/06/03	1,430	517	31/07/06	31/01/07
		28/06/04	588	640	31/07/07	31/01/08
	LTIP	15/06/04	22,713	0	15/06/07	*
S Oliver	Executive	10/01/03	20,000	604	09/01/06	09/01/10
	SAYE	26/06/02	3,244	554	31/07/09	31/01/10
	LTIP	15/06/04	22,713	0	15/06/07	*
D Thompson	Executive	02/01/96	39,000	581	01/01/99	01/01/06
		26/06/98	7,000	518	25/06/01	25/06/05
		23/12/99	15,000	541	22/12/02	22/12/06
		30/05/00	180,000	325.5	29/05/03	29/05/07
	SAYE	30/06/00	6,633	277	31/07/07	31/01/08

* Provided the three-year performance conditions are met, options granted under the LTIP expire at the end of the calendar year following the option holder's expected retirement date, or earlier at the discretion of the W&DB Remuneration Committee.

(iii) apart from the interests disclosed under paragraph (i) above, no person acting, or presumed to be acting, in concert with W&DB owned or controlled any W&DB relevant securities;

(iv) the persons who, prior to the posting of this document, have irrevocably committed themselves to accept the Ordinary Offer owned or controlled W&DB relevant securities as follows:

Name	Number of W&DB Shares
Royal London Asset Management Limited	290,027

(v) Burtonwood held no W&DB relevant securities;

(vi) the Directors of Burtonwood had no interest in W&DB relevant securities;

(vii) no subsidiary of Burtonwood, nor any pension fund of Burtonwood or of any subsidiary of Burtonwood, nor any bank, financial or other professional adviser (including any stockbroker) to Burtonwood nor any person controlling, controlled by or under the same control as such adviser (excluding any exempt market marker), owned or controlled any W&DB relevant securities; and

(viii) no person with whom Burtonwood or any associate of Burtonwood has any arrangement relating to relevant securities owned or controlled any W&DB relevant securities.

(d) Dealings in W&DB relevant securities

During the disclosure period:

(i) the Directors of W&DB and their immediate families, related trusts and companies dealt for value in W&DB relevant securities as follows:

Name	Date of transaction	Nature of transaction	Number of W&DB Shares	Price (pence)
P Inglett	18/12/03	Exercise/Acquisition	837 SAYE shares	837 SAYE Shares @ 412
D Andrew ..	10/02/04	Exercise/Acquisition	10,000 executive options	10,000 executive shares @ 683.5
D Andrew ..	10/02/04	Exercise/Disposal	10,000	792.5
D Andrew ..	10/02/04	Disposal	10,000	792.5
R Andrew ..	10/02/04	Disposal	10,000	792.5
R Findlay ..	10/02/04	Exercise/Acquisition	162,500 executive options	10,000 executive shares @ 581 46,000 executive shares @ 683.5 6,500 executive shares @ 518 100,000 executive shares @ 325.5
R Findlay ..	10/02/04	Exercise/Disposal	162,500	792.5
P Inglett	12/02/04	Exercise/Acquisition	12,000 executive options	4,000 executive shares @ 565 8,000 executive shares @ 371.5
P Inglett	12/02/04	Exercise/Disposal	12,000	801
D Andrew ..	25/03/04	Exercise/Acquisition	28,500 executive shares	20,000 executive shares @ 544 8,500 executive shares @ 581
A Darby	25/03/04	Exercise/Acquisition	30,000 executive options	10,000 executive shares @ 565 20,000 executive shares @ 325.5
A Darby	25/03/04	Exercise/Disposal	20,834	850.25
A Darby	15/06/04	Grant of Long Term Investment Plan Option	22,713	option price: 0.0
S Oliver	15/06/04	Grant of Long Term Investment Plan Option	22,713	option price: 0.0
P Inglett	15/06/04	Grant of Long Term Investment Plan Option	22,713	option price: 0.0
D Andrew ..	15/06/04	Grant of Long Term Investment Plan Option	24,554	option price: 0.0
R Findlay ..	15/06/04	Grant of Long Term Investment Plan Option	39,901	option price: 0.0
P. Inglett	28/06/04	Grant of SAYE share option	294	option price: 640
A Inglett	28/06/04	Grant of SAYE share option	294	option price: 640
D Thompson ..	01/10/04	Exercise/Acquisition	7,000 executive options	7,000 executive shares @ 458.5
D Thompson ..	01/10/04	Exercise/Disposal	7,000	884
D Andrew ..	01/10/04	Disposal	4,500	884
R Andrew ..	01/10/04	Disposal	5,000	884
M Thompson ..	01/10/04	Acquisition	3,140 ordinary shares	888.5

(ii) except for dealings disclosed under paragraph (i) above, there were no dealings for value in W&DB relevant securities by persons acting, or presumed to be acting, in concert with W&DB;

(iii) the persons who, prior to the posting of this document, have irrevocably committed themselves to accept the Ordinary Offer dealt for value in W&DB relevant securities as follows:

Name	Date of transaction	Nature of transaction	Number of W&DB Shares	Price (pence)
Royal London Asset Management Limited ..	21/01/04	Acquisition	213,990	798.75
Royal London Asset Management Limited ..	07/04/04	Acquisition	1,030	837.0
Royal London Asset Management Limited ..	14/04/04	Acquisition	155	830.0
Royal London Asset Management Limited ..	12/05/04	Disposal	2,862	867.5
Royal London Asset Management Limited ..	18/05/04	Disposal	2,533	800.5
Royal London Asset Management Limited ..	26/05/04	Acquisition	489	826.0
Royal London Asset Management Limited ..	09/08/04	Acquisition	688	855.0
Royal London Asset Management Limited ..	13/10/04	Acquisition	1,419	888.7
Royal London Asset Management Limited ..	04/11/04	Acquisition	8,128	916.0

(iv) there were no dealings for value in W&DB relevant securities by Burtonwood;

(v) there were no dealings for value in W&DB relevant securities by the Directors of Burtonwood, their immediate families, related trusts and companies;

(vi) W&DB has redeemed or purchased W&DB relevant securities as follows and has cancelled them:

Date of transaction	Nature of transaction
10/08/04	237,000 shares @ 849p; total cost £2,012,130
12/08/04	150,000 shares @ 848p; total cost £1,272,000

(e) General

(i) Save as disclosed above, as at the close of business on 6 December 2004 (being the latest practicable date prior to the posting of this document), neither W&DB, nor any of the W&DB Directors, nor (so far as the W&DB Directors are aware, having made due and careful enquiry) any person acting, or presumed to be acting, in concert with W&DB, nor any person who has irrevocably committed to accept the Ordinary Offer, nor any person who is a party to an arrangement relating to relevant securities with W&DB or any person acting, or presumed to be acting, in concert with W&DB, owned or controlled, or (in the case of the W&DB Directors) was interested in, any relevant securities, nor has any such person (including immediate families, related trusts and companies of the W&DB Directors) dealt for value therein during the disclosure period.

(ii) Save as disclosed above, as at the close of business on 6 December 2004 (being the latest practicable date prior to the posting of this document), Burtonwood did not hold and the Burtonwood Directors did not have any interest in relevant securities and nor has any such person (including immediate families, related trusts and companies of the Burtonwood Directors) dealt for value therein during the disclosure period.

(iii) Save as disclosed above, (so far as the Burtonwood Directors are aware having made due and careful enquiry) as at the close of business on 6 December 2004 (being the latest practicable date prior to the posting of this document), no subsidiary of Burtonwood, nor any pension fund of Burtonwood or of any subsidiary of Burtonwood, nor any bank, financial or other professional adviser (including any stockbroker) to Burtonwood nor any person controlling, controlled by or under the same control as such adviser (excluding any exempt market maker), nor any person with whom Burtonwood or any associate of Burtonwood has any arrangement relating to relevant securities nor any fund manager (other than exempt fund managers) connected with Burtonwood who manage Burtonwood relevant securities on a discretionary basis, owned or controlled any relevant securities nor has any such person dealt for value therein during the period between the commencement of the Offer Period and 6 December 2004 (being the latest practicable date prior to the posting of this document).

(iv) Save as disclosed in this document, there are no arrangements of the kind referred to in Note 6(b) on Rule 8 of the City Code which exist between W&DB or any person acting, or presumed to be acting, in concert with W&DB, and any other person nor between Burtonwood or any associate of Burtonwood and any other person.

4. MARKET QUOTATIONS

The following table shows the Closing Price of Burtonwood and W&DB Shares, as derived from the Daily Official List on the following dates, unless otherwise indicated:

(a) the first Business Day in each of the six months immediately before the date of this document;

(b) 26 November 2004, being the last Business Day before the commencement of the Offer Period; and

(c) 6 December 2004, being the latest available date prior to the posting of this document.

Date	Price per Burtonwood Ordinary Share (pence)	Price per Burtonwood Preference Share (pence)[1]	Price per W&DB Share (pence)
6 December 2004	559.5	97	1018
1 December 2004	502.0	97	934.5
26 November 2004	384.5	97	920.0
1 November 2004	374.5	97	914.5
1 October 2004	376.5	97	888.0
1 September 2004	395.0	97	850.0
2 August 2004	393.5	97	870.0
1 July 2004	398.5	97	877.0

1 The Daily Official List does not quote a price for the Burtonwood Preference Shares on a daily basis owing to illiquidity. The quoted figures are based on the last trade in the Burtonwood Preference Shares, which was on 14 March 2003.

5. MATERIAL CONTRACTS

(a) W&DB

Save as set out below, W&DB and its subsidiaries have not entered into any material contracts, other than contracts entered into in the ordinary course of business, since 29 November 2002 (being the date two years before the commencement of the Offer Period):

(i) an agreement dated 14 June 2004 between Camel Holdings Limited, J.C. Hutt, G.W. Jones, J.G. Sargeson, Terra Firma Capital Partners I and W&DB pursuant to which W&DB acquired all of the issued share capital of Wizard Inns Limited for a net cash consideration, including assumed debt, of £89.9 million. The agreement contained limited warranties in favour of W&DB. In addition, W&DB entered into a warranty deed dated 14 June 2004 with J.C. Hutt, G.W. Jones and J.G. Sargeson (each a ***Warrantor***) pursuant to which the Warrantors provided further warranty protection to W&DB; and

(ii) the financing arrangements described in paragraph 6 below.

(b) Burtonwood

Save as set out below, Burtonwood and its subsidiaries have not entered into any material contracts, other than contracts entered into in the ordinary course of business, since 29 November 2002 (being the date two years before the commencement of the Offer Period).

A sale and purchase agreement dated 2 April 2004 between (1) Burtonwood and (2) Thomas Hardy Holdings Limited in respect of the sale by Burtonwood of its 40 per cent shareholding in Thomas Hardy Burtonwood Limited to Thomas Hardy Holdings Limited. Thomas Hardy Burtonwood Limited was set up as a joint venture company to own and operate the Thomas Hardy Burtonwood brewery business. The consideration for the purchase of shares was £500,000, payable in nine equal quarterly instalments. No warranties or indemnities were given by Burtonwood.

6. NEW FACILITY

In connection with the financing of the Offers, the following agreements have been entered into:

(a) Acquisition Facilities Agreement

A facility agreement dated 3 December 2004 between, among others, W&DB Trading as borrower, W&DB and certain members of the W&DB Group as guarantors, Barclays Capital as arranger and Barclays Bank as agent and issuing bank (the ***Acquisition Facilities Agreement***). Pursuant to the Acquisition Facilities Agreement, Barclays has agreed to make available to W&DB Trading loan facilities (the ***Facilities***) in a maximum principal aggregate amount of £160,000,000. The Facilities consist of an acquisition facility of £144,000,000 (***Facility A***) and a refinancing facility of £16,000,000 (***Facility B***).

Facility A was obtained for satisfying the consideration payable to Burtonwood Shareholders for the Burtonwood Ordinary Shares and the Burtonwood Preference Shares pursuant to the Offers, financing or refinancing the consideration payable to the holders of options to acquire Burtonwood Ordinary Shares and the issuance of loan note guarantees. Facility A was also obtained for the purposes of paying all costs, fees and expenses (and taxes thereon) and all stamp, documentary, registration duty thereon. Facility B was obtained for the purpose of refinancing existing financial indebtedness of the Burtonwood Group and for the financing of restructuring costs incurred in connection with the Offers.

A commitment commission and arrangement fees will be payable in respect of the Acquisition Facilities Agreement.

The Acquisition Facilities Agreement contains conditions precedent, representations, warranties and undertakings (including financial condition covenants and undertakings requiring the provision of guarantees from W&DB and certain other members of the W&DB Group which, for the avoidance of doubt, shall include Burtonwood and certain of its subsidiaries following the implementation of the procedure set out in sections 155–158 of the Companies Act 1985 to ensure that the relevant company can become a guarantor) in favour of Barclays Bank which are typical for this type of credit agreement. It also contains customary events of default upon the occurrence of which Barclays may terminate and demand repayment of the Facilities.

(b) Commitment Letter

A debt commitment letter (the ***Commitment Letter***) between W&DB, Barclays Capital and Barclays Bank dated 3 December 2004. Pursuant to the Commitment Letter Barclays Bank has agreed to underwrite a £420,000,000 backstop term and revolving facility agreement (the ***Backstop Facility Agreement***). The agreed form of the Backstop Facility Agreement is attached to the Commitment Letter.

The Backstop Facility Agreement is only to be provided if the amendments to the Existing Facility Agreement (as defined in paragraph (c) below), in the form set out in the amendment agreement attached to the Commitment Letter, are not approved by the majority lenders (under the Existing Facility Agreement) on the basis set out in the Commitment Letter. If it becomes effective, the Backstop Facility Agreement will provide W&DB Trading with term and revolving facilities in a maximum aggregate principal amount of £420,000,000 (the ***Backstop Facilities***). The Backstop Facilities consist of a term facility of £100,000,000 and a revolving credit facility of £320,000,000 and will be available to refinance the Existing Facility Agreement and for the general corporate purposes of the W&DB Group.

Agency, commitment commission and arrangement fees will be payable in respect of the Backstop Facility Agreement if the Backstop Facility Agreement becomes effective.

The Backstop Facility Agreement will contain conditions precedent, representations, warranties and undertakings (including financial condition covenants and undertakings requiring the provision of guarantees from W&DB and certain other members of the W&DB Group) in favour of the lenders of the Backstop Facilities which are typical for this type of credit agreement. It will also contain customary events of default upon the occurrence of which the lenders may terminate and demand repayment of the Backstop Facilities.

(c) Existing Facility Agreement

A term and revolving facility agreement dated 22 March 2004 between, amongst others, W&DB Trading as borrower, W&DB and other members of the W&DB Group as Guarantors, Barclays Capital, HSBC Bank Plc, Lloyds TSB Capital Markets and The Royal Bank of Scotland plc as arrangers, others as lenders and Barclays Capital as agent (the ***Existing Facility Agreement***). Pursuant to the Existing Facility Agreement, the lenders (under the Existing Facility Agreement) made available term and revolving loan facilities (the ***Existing Facilities***) in a maximum aggregate principal amount of £420,000,000. The Existing Facilities consist of a term facility of £100,000,000 (the ***Existing Term Facility***) and a revolving credit facility of £320,000,000 (the ***Existing Revolving Facility***).

The Existing Term Facility was obtained for the purpose of refinancing the £417,000,000 facility agreement dated 25 October 1999 (as supplemented and amended from time to time) (the ***1999 Facility***) and for the general corporate purposes of the W&DB Group. The Existing Revolving Facility was obtained for the purpose of refinancing the 1999 Facility and for the general corporate purposes of the W&DB Group.

A commitment commission, agency fees and arrangement fees were and are payable in respect of the Existing Facility Agreement.

The Existing Facility Agreement contains conditions precedent, representations, warranties and undertakings (including financial condition covenants and undertakings requiring the provision of guarantees from W&DB and certain other members of the W&DB Group) in favour of the lenders which are typical for this type of credit agreement. It also contains customary events of default upon the occurrence of which Barclays Capital may terminate and demand repayment of the Existing Facilities.

7. Burtonwood Directors' Service Contracts

Save as disclosed, there are no service contracts between any member of the Burtonwood Group and any Director of Burtonwood and no such contracts have been entered into or amended within the six months preceding the date of this document.

(a) Existing arrangements

(i) Executive Burtonwood Directors

Name	Date of service contract	Salary	Notice period
R Gilchrist	12 August 1994	£74,271	12 months
L. D'Arcy	12 August 1994	£139,825	2 years
N Wimpenny	21 March 2002	£102,000	12 months (by Company) 6 months (by Director)

The remuneration committee reviews the terms of each Burtonwood Director's contract each year and determines if they remain appropriate.

The executive Burtonwood Directors are entitled to a fully expensed motor car and membership of a private medical insurance scheme. R Gilchrist and L D'Arcy also have prolonged disability insurance cover.

L D'Arcy and R Gilchrist are members of a defined benefit pension scheme which has an accrual rate of 1/60th of final pensionable salary for each completed year of service. N Wimpenny is a member of the Burtonwood Group personal pension plan which is a money purchase scheme.

The executive Burtonwood Directors participate in an executive bonus scheme. For the current financial year each such director could earn up to 40 per cent of salary if profit targets were exceeded by a defined amount.

Each executive Burtonwood Director has given restrictive covenants in relation to confidential information and competing interests which are applicable on termination of his/her employment.

There are no specific terms set out in the executive Burtonwood Directors' contracts in respect of early termination.

(ii) Non-executive Burtonwood Directors

(A) D Southworth

D Southworth was appointed as a non-executive director on 4 January 2000 and his appointment was confirmed by letter on 10 February 2000. He was reappointed on 8 November 2002 for a period of three years subject to three months notice given by either party. The current fees payable to D Southworth are £21,630 per annum payable quarterly in arrears (plus reasonable expenses) and are reviewed annually. He does not receive any bonuses, is not eligible for awards under the share option schemes and does not accrue pension entitlement.

(B) W Cran

W Cran was appointed as a non-executive director on 1 March 2002. He was appointed for a period of three years subject to three months notice given by either party. The current fees payable to W Cran are £21,630 per annum payable quarterly in arrears (plus reasonable expenses) and are reviewed annually. He does not receive any bonuses, is not eligible for awards under the share option schemes and does not accrue pension entitlement.

(C) G Reed

G Reed was appointed as a non-executive director on 17 May 1996. His appointment is for no particular fixed term and is terminable by reasonable notice. The current fees payable to G Reed are £26,780 per annum payable quarterly in arrears (plus reasonable expenses) and are reviewed annually. He does not receive any bonuses, is not eligible for awards under the share option schemes and does not accrue pension entitlement.

(D) RJ Dutton-Forshaw

RJ Dutton-Forshaw was appointed as a non-executive director on 22 February 1990. His appointment is for no particular fixed term and is terminable by reasonable notice. The current fees payable to RJ Dutton-Forshaw are £21,630 per annum payable quarterly in arrears (plus reasonable expenses) and are reviewed annually. He does not receive any bonuses, is not eligible for awards under the share option schemes and does not accrue pension entitlement.

(b) Future arrangements

(i) Executive Burtonwood Directors

On 3 December 2004, each executive Burtonwood Director entered into a compromise agreement with Burtonwood which is conditional upon the Offers being declared unconditional. The termination date (***Termination Date***) in each case for each such director's employment is 30 days after the Offers are declared unconditional in all respects and the reason for the termination will be redundancy.

Under the terms of the compromise agreements, each executive Burtonwood Director agrees to resign his/her office on the Termination Date and is entitled to the following in compensation for loss of employment:

- 9/12ths of the current maximum annual bonus in full and final settlement of Burtonwood's liability under the current year's executive bonus scheme; and
- the ability to exercise any currently outstanding share options under Burtonwood's executive share option scheme.

Under the terms of the compromise agreements R Gilchrist is entitled to receive a severance payment of £102,099.48, L D'Arcy is entitled to receive a severance payment of £415,042.16 and N Wimpenny is entitled to receive a severance payment of £153,000 and each executive Burtonwood Director agrees that the restrictive covenants in his/her current service agreement remain in force.

Subject to the relevant Burtonwood Group pension scheme approvals not being prejudiced and subject to the terms of the relevant Burtonwood Group pension scheme rules, Burtonwood has, under the terms of the compromise agreements, agreed to use all reasonable endeavours to procure the augmentation of R Gilchrist's pension entitlement by one year's service and L D'Arcy's pension entitlement by two years' service. Subject to the relevant Burtonwood Group pension scheme approvals not being prejudiced and subject to the terms of the relevant Burtonwood Group pension scheme rules, Burtonwood has also agreed to augment N Wimpenny's pension entitlement by paying into the relevant Burtonwood Group pension scheme on his behalf the sum of £22,644.

In addition, W&DB has agreed, following the Offers being declared unconditional in all respects, to grant to N Wimpenny a consultancy agreement for a period and on other terms to be agreed.

(ii) Non-Executive Burtonwood Directors

Conditional upon the Offers being declared unconditional in all respects, Burtonwood has agreed to pay to each non-executive Burtonwood Director fees of £5,000 in addition to his normal fees in recognition of the additional time that has been expended by each such non-executive Burtonwood Director in relation to the consideration of the Offers.

8. BASES OF CALCULATIONS AND SOURCES OF INFORMATION

(a) The value attributed to the existing issued ordinary share capital of Burtonwood is based upon the 21,688,328 Burtonwood Ordinary Shares in issue on 6 December 2004 (being the latest practicable date prior to the posting of this document).

(b) Unless otherwise stated, the financial information concerning Burtonwood has been extracted from the audited annual report and accounts for Burtonwood for the year ended 3 April 2004 and from Burtonwood's interim results for the six months ended 2 October 2004.

(c) Unless otherwise stated, the financial information concerning W&DB has been extracted from the audited annual report and accounts for W&DB for the years ended 28 September 2002 and 27 September 2003 and W&DB's preliminary results for the 53-week financial period ended 2 October 2004.

(d) Burtonwood and W&DB share prices have been derived from the Daily Official List and represent the closing middle market prices on the relevant date.

(e) References to a percentage of Burtonwood Ordinary Shares are based on the number of Burtonwood Ordinary Shares in issue as set out in paragraph (a) above.

(f) Burtonwood's enterprise value is calculated on the basis of the value of the Ordinary Offer of approximately £119.3 million, plus the value of the Preference Offer of £0.6 million plus Burtonwood's net debt as at 2 October 2004 of £34.7 million.

(g) The average pub EBITDA and average rent per pub have been extracted from Burtonwood's unaudited management accounts and include only pubs which traded for a full 12 months in the period to 2 October 2004. Pubs sold or acquired during the 12 month period to 2 October 2004 have been excluded from this calculation.

9. CONSIDERATION

(a) The cash consideration payable under the Offers will be financed pursuant to the arrangements described in paragraph 6 above.

(b) The maximum amount of cash consideration payable under the Offers on their current terms is £124.7 million. This is based on the existing issued share capital of 21,688,328 Burtonwood Ordinary Shares and 450,000 Burtonwood Preference Shares (as sourced from Burtonwood's shareholder registers as at 2 December 2004) and an additional number of 878,216 Burtonwood Ordinary Shares assuming the full exercise of options granted as at 6 December 2004 (being the latest practicable date prior to the posting of this document) under the Burtonwood Share Schemes.

(c) McQueen is satisfied that the necessary cash resources are available to W&DB to enable it to implement the Offers in full.

10. GENERAL

(a) Save as disclosed in Appendix I to this document, W&DB is not party to any agreement or arrangement which relates to the circumstances in which it may or may not invoke or seek to invoke a condition to the Offers.

(b) Save as disclosed in this document, the Directors of Burtonwood do not know of any material change in the financial or trading position of the Burtonwood Group since 3 April 2004, being the date to which Burtonwood's last audited accounts were prepared.

(c) Save as disclosed in this document, the Directors of W&DB do not know of any material change in the financial or trading position of the W&DB Group since 2 October 2004, being the date to which W&DB's preliminary results were prepared.

(d) McQueen has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(e) Rothschild has given and not withdrawn its written consent to the issue of this document and the references to its name in the form and context in which they appear.

(f) KPMG Corporate Finance has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(g) Hoare Govett has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(h) Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between W&DB or any person acting or presumed to be acting in concert with it and any of the Directors or recent directors, shareholders or recent shareholders of Burtonwood having any connection with, or dependence upon, the Offers.

(i) Save as disclosed in this document, the total emoluments of the Directors of W&DB will not be affected by the acquisition of Burtonwood or by any other associated transaction.

(j) Save as disclosed in this document, there is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Burtonwood Shares to be acquired by W&DB pursuant to the Offers will be transferred to any other person, save that W&DB reserves the right to transfer any such shares to any member of the W&DB Group.

(k) Save as disclosed in paragraph 6 above, neither the payment of interest on, nor repayment of, nor security for any liability (contingent or otherwise) of the W&DB Group will depend to any significant extent on the business of Burtonwood.

(l) This document has been issued outside the United States on behalf of W&DB by McQueen.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS until the end of the Offer Period:

(a) the memorandum and articles of association of W&DB;

(b) the memorandum and articles of association of Burtonwood;

(c) the published audited consolidated accounts of W&DB for each of the two financial years ended 28 September 2002 and 27 September 2003 and its preliminary results for the 53-week financial period ended 2 October 2004;

(d) the published audited consolidated accounts of Burtonwood for each of the two financial years ended 29 March 2003 and 3 April 2004 and its interim results for the six months ended 2 October 2004;

(e) the service contracts and compromise agreements of the Directors of Burtonwood referred to in paragraph 7 of this Appendix VI;

(f) the letters of consent from the persons referred to in paragraph 10 of this Appendix VI;

(g) the material contracts referred to in paragraphs 5 and 6 of this Appendix VI;

(h) copies of the irrevocable undertakings and W Cran's irrevocable instruction to the registered holder of the Burtonwood Ordinary Shares held beneficially by him to accept the Ordinary Offer given by the persons referred to in paragraph 3(a)(iv) of this Appendix VI;

(i) the draft Loan Note Instruments (subject to modification);

(j) the letter of valuation of the Loan Notes by Hoare Govett dated 6 December 2004; and

(k) this document and the Forms of Acceptance.

8 December 2004

APPENDIX VII

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

Alternative TTE instruction	a Transfer to Escrow instruction (as described in the CREST manual issued by CRESTCo) in relation to Burtonwood Shares in uncertificated form meeting the requirements set out in paragraphs 12(g) and (h) of the letter from McQueen contained in this document
Associate	has the meaning given in section 430E of the Companies Act 1985
Australia	the Commonwealth of Australia, its territories and possessions
Barclays Bank	Barclays Bank PLC
Basic Offer TTE instruction	a Transfer to Escrow instruction (as described in the CREST manual issued by CRESTCo) in relation to Burtonwood Shares in uncertificated form meeting the requirements set out in paragraph 12(f) of the letter from McQueen contained in this document
Blue Form of Acceptance	the Form of Acceptance for the Preference Offer
Board	as the context requires, the board of directors of Burtonwood or the board of directors of W&DB and the terms "Burtonwood Board" and "W&DB Board" shall be construed accordingly
Burtonwood	Burtonwood PLC
Burtonwood Group	Burtonwood and its subsidiaries and subsidiary undertakings
Burtonwood Ordinary Shareholders	holders of Burtonwood Ordinary Shares
Burtonwood Ordinary Shares	includes: (i) the existing unconditionally allotted or issued and fully paid ordinary shares of 25 pence each in the capital of Burtonwood; and (ii) any further ordinary shares of 25 pence each in the capital of Burtonwood which are unconditionally allotted or issued and fully paid before the date on which the Ordinary Offer closes or before such earlier date as W&DB (subject to the City Code) may determine not being earlier than the date on which the Ordinary Offer becomes or is declared unconditional as to acceptances, but excludes any shares held as treasury shares on such date as W&DB may determine before the date on which the Ordinary Offer closes (which may be a different date to the date referred to in (ii))
Burtonwood Preference Shareholders	holders of Burtonwood Preference Shares
Burtonwood Preference Shares	includes: (i) the existing unconditionally allotted or issued and fully paid preference shares of £1 each in the capital of Burtonwood; and (ii) any further preference shares of £1 each in the capital of Burtonwood which are unconditionally allotted or issued and fully paid before the date on which the Preference Offer closes or before such earlier date as W&DB (subject to the City Code) may determine not being earlier than the date on which the Preference Offer becomes or is declared unconditional, but excludes any shares held as treasury shares on such date as W&DB may determine before the date on which the Preference Offer closes (which may be different to the date referred to in (ii))

Burtonwood Share Schemes	the Burtonwood Brewery Share Option Plan and the Burtonwood Brewery Savings Related Share Option Scheme
Burtonwood Shareholders	holders of Burtonwood Ordinary Shares and/or Burtonwood Preference Shares
Burtonwood Shares	Burtonwood Ordinary Shares and/or Burtonwood Preference Shares
Business Day	any day other than a Saturday or a Sunday when banks generally are open in London for general banking business
Canada	Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof
certificated or **in certificated form**	a share or other security which is not in uncertificated form (that is, not in CREST)
City Code	the City Code on Takeovers and Mergers
Class 1 Restricted Overseas Person	a person (including an individual, partnership, unincorporated syndicate, unincorporated organisation, trust, trustee, custodian, executor, administrator or other legal representative) in, or resident in, Canada, Australia or Japan
Class 2 Restricted Overseas Person	a person (including an individual, partnership, unincorporated syndicate, unincorporated organisation, trust, trustee, custodian, executor, administrator or other legal representative) in, or resident in, Canada, Australia or Japan or a US Person
Closing Price	the closing middle market quotation of the relevant shares as derived from the Daily Official List
Company	(a) throughout this document except for Appendix IV, Burtonwood PLC; and (b) in Appendix IV only, The Wolverhampton & Dudley Breweries, PLC
CREST	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)
CREST member	a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations)
CREST participant	a person who is, in relation to CREST, a system-participant (as defined in the Regulations)
CREST payment	shall have the meaning given in the CREST manual issued by CRESTCo
CREST sponsor	a CREST participant admitted to CREST as a CREST sponsor
CREST sponsored member	a CREST member admitted to CREST as a sponsored member
CRESTCo	CRESTCo Limited
Daily Official List	the Daily Official List of the London Stock Exchange
Directors of Burtonwood or **Burtonwood Directors**	the directors of Burtonwood at the date of this document
Directors of W&DB or **W&DB Directors**	the directors of W&DB at the date of this document
dollars	the lawful currency of the United States of America

Electronic Acceptance	the inputting and settling of a TTE instruction which constitutes or is deemed to constitute an acceptance of the Offers and/or the Partial Share Alternative and/or the Loan Note Alternatives on the terms set out in this document
ESA instruction	an Escrow Account Adjustment Input (AESN), transaction type "ESA" (as described in the CREST manual issued by CRESTCo)
Escrow Agent	the Receiving Agent (in its capacity as an escrow agent, as described in the CREST manual issued by CRESTCo)
Form or **Forms of Acceptance**	the form of acceptance, election and authority relating to the Ordinary Offer and/or (as appropriate) the form of acceptance and authority relating to the Preference Offer accompanying this document, which may only be completed by holders of Burtonwood Shares in certificated form
Guarantor	Barclays Bank PLC
Hoare Govett	Hoare Govett Limited
ICTA	Income and Corporation Taxes Act 1988
Japan	Japan, its cities, prefectures, territories and possessions
KPMG Corporate Finance	KPMG Corporate Finance, a division of KPMG LLP
LIBOR	(a) the rate per annum which is the offered rate for six month sterling deposits which appears on Telerate Page 3750 or Telerate Page 3740 (as appropriate) at or about 11.00 a.m. on the relevant quotation date; or (b) if the display rate cannot be determined under paragraph (a) above, the rate determined by W&DB to be the arithmetic mean (rounded, if necessary, to the nearest five decimal places with the midpoint rounded upwards) of the rates notified to W&DB by each of the Reference Banks quoting (provided that at least two Reference Banks are quoting) as the rate at which such Reference Bank is offering deposits in the required currency and for the required period in an amount comparable to that amount to prime banks in the London Interbank Market at or about 11.00 a.m. on the relevant quotation date for such period. For the purposes of this definition: Reference Banks means the principal London Office of each of Barclays Bank PLC, HSBC Bank PLC and The Royal Bank of Scotland PLC **Telerate Page 3750** means the display designated as Page 3750, and **Telerate Page 3740** means the display designated as Page 3740, in each case on the Telerate Service (or such other pages as may replace Page 3750 or Page 3740 on that service or such other service as may be nominated by the British Bankers' Association (including the Reuters Screen) as the information vendor for the purposes of displaying British Bankers' Association Interest Settlement Rates for deposits in sterling)
Listing Rules	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name

Loan Note Alternatives	the alternatives by which eligible Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Ordinary Offer
Loan Note Instruments	the instruments to be entered into in relation to the Loan Notes
Loan Notes	the loan notes of W&DB to be issued pursuant to the Loan Note Alternatives
London Stock Exchange	London Stock Exchange plc
McQueen	McQueen Limited, financial adviser to W&DB
member account ID	the identification code or number attached to any member account in CREST
New W&DB Shareholder	a holder of New W&DB Shares
New W&DB Shares	up to 3,867,056 W&DB Shares proposed to be issued fully paid to Burtonwood Ordinary Shareholders pursuant to the Ordinary Offer and the Partial Share Alternative
Non-QCB Loan Note Alternative	the loan note alternative by which eligible Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer may elect to receive Non-QCB Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Ordinary Offer
Non-QCB Loan Notes	the Loan Notes of W&DB to be issued pursuant to the Non-QCB Loan Note Alternative, the terms of which permit W&DB to repay them in dollars on the final repayment date
Non-QCB Noteholder	a holder of Non-QCB Loan Notes
Noteholder	a holder of Loan Notes
Offer Period	the period referred to in paragraph (v) of Part B of Appendix I
Offers	either or both of the Ordinary Offer and the Preference Offer
Official List	the Official List of the UK Listing Authority
Ordinary Offer	the recommended cash offer (including the Partial Share Alternative and the Loan Note Alternatives) being made by or on behalf of W&DB to acquire the Burtonwood Ordinary Shares on the terms and subject to the conditions set out in this document and the White Form of Acceptance, including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer
Ordinary Offer Price	550 pence per Burtonwood Ordinary Share
Overseas Shareholders	Burtonwood Shareholders (or nominees of, or custodians or trustees for, Burtonwood Shareholders) in, resident in, or nationals or citizens of, jurisdictions outside the United Kingdom
Panel	the Panel on Takeovers and Mergers
Partial Share Alternative	the alternative by which eligible Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer may elect to receive New W&DB Shares instead of all or part of the cash consideration to which they would otherwise be entitled under the Ordinary Offer

participant ID	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant
Preference Offer	the recommended cash offer being made by or on behalf of W&DB to acquire the Burtonwood Preference Shares on the terms and subject to the conditions set out in this document and the Blue Form of Acceptance, including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer
Preference Offer Price	130 pence per Burtonwood Preference Share
QCB Loan Note Alternative	the loan note alternative by which eligible Burtonwood Ordinary Shareholders who validly accept the Ordinary Offer may elect to receive QCB Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Ordinary Offer
QCB Loan Notes	the loan notes of W&DB to be issued pursuant to the QCB Loan Note Alternative, the terms of which do not permit W&DB to repay them in dollars on the final repayment date
QCB Noteholder	a holder of QCB Loan Notes
Receiving Agent	Capita IRG Plc
Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
Regulatory Information Service	any of the services set out in schedule 12 to the Listing Rules
Rothschild	N M Rothschild & Sons Limited
SEC	the United States Securities and Exchange Commission
TFE instruction	a Transfer from Escrow instruction (as described in the CREST manual issued by CRESTCo)
treasury shares	any Burtonwood Shares held by Burtonwood as treasury shares
TTE instruction	a Basic Offer TTE instruction or an Alternative TTE instruction (as the context requires)
UK or **United Kingdom**	the United Kingdom of Great Britain and Northern Ireland
UKLA or **UK Listing Authority**	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
uncertificated or **in uncertificated form**	a Burtonwood Share which is for the time being recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST
United States of America, United States or **US**	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
US Exchange Act	the United States Securities Exchange Act of 1934, as amended
US Person	a US person as defined in Regulation S under the US Securities Act
US Securities Act	the United States Securities Act of 1933 and the rules and regulations promulgated thereunder (as amended)
W&DB	The Wolverhampton & Dudley Breweries, PLC
W&DB Group	W&DB and its subsidiaries and subsidiary undertakings

W&DB Shares	ordinary shares of 29.5p each in the capital of W&DB
W&DB Trading	W&DB Breweries (Trading) Limited
White Form of Acceptance	the Form of Acceptance for the Ordinary Offer

All references to legislation in this document are to English legislation unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

All references to time in this document are to London time.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

For the purposes of this document, "subsidiary", "subsidiary undertaking" and "parent undertaking" have the respective meanings given to them by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act 1985).

Terms defined in the CREST manual shall, unless the context otherwise requires, bear the same meanings where used in this document.

Printed by St Ives Burrups B773520/16184
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo